UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No X
Enclosure:    ANGLOGOLD ASHANTI ANNUAL FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2014

ANNUAL FINANCIAL STATEMENTS 2014

ANNUAL
FINANCIAL
STATEMENTS

2014
A TRULY
GLOBAL
PRODUCER OF GOLD

OUR
MISSION
To create value for our shareholders,
our employees and our business and
social partners through safely and
responsibly exploring, mining and
marketing our products. Our primary
focus is gold, but we will pursue
value creating opportunities in other
minerals where we can leverage our
existing assets, skills and experience
to enhance the delivery of value.

ANNUAL FINANCIAL STATEMENTS 2014

OUR VALUES
People are the Business… Our Business is people
Safety is our first value.
We place people first and correspondingly put the highest
priority on safe practices and systems of work. We are
responsible for seeking out new and innovative ways to
prevent injury and illness in our business and to ensure
that our workplaces are free of occupational injury and
illness. We live each day for each other and use our
collective commitment, talents, resources and systems to
deliver on our most important commitment... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect
and who are entrusted to take responsibility respond by
giving their best. We are honest with ourselves and
others, and we deal ethically with all of our business and
social partners. We seek to preserve people's sense of
self-worth in all our interactions, respecting them for who
they are and valuing the unique contribution that they can
make to our business success.
We value diversity.
We aim to be a global leader with the right people for the
right jobs. We promote inclusion and team work, deriving
benefit from the rich diversity of the cultures, ideas,
experiences and skills that each employee brings to the
business.
We are accountable for our actions and undertake
to deliver on our commitments.
We are focused on delivering results and we do what we
say we will do. We accept responsibility and hold
ourselves accountable for our work, our behaviour, our
ethics and our actions. We aim to deliver high
performance outcomes and undertake to deliver on our
commitments to our colleagues, business and social
partners, and our investors.
We want the communities and societies in which
we operate to be better off for AngloGold Ashanti
having been there.
We uphold and promote fundamental human rights
where we do business. We contribute to building
productive, respectful and mutually beneficial
partnerships in the communities in which we operate. We
aim to leave a legacy of enduring value.
We respect the environment.
We are committed to continually improving our processes
in order to prevent pollution, minimise waste, increase
our carbon efficiency and make efficient use of natural
resources. We will develop innovative solutions to
mitigate environmental and climate risks.
OUR VISION
To be the
LEADING
mining company

ANNUAL FINANCIAL STATEMENTS 2014

GUIDE TO REPORTING
AngloGold Ashanti Limited (AngloGold Ashanti) publishes a suite of reports to record its overall performance annually. The Annual Financial Statements
2014 addresses our statutory reporting requirements.
The 2014 suite of reports includes:
·
Integrated Report 2014, the primary report;
·
Annual Financial Statements 2014;
·
Sustainable Development Report 2014 (1);
·
Mineral Resource and Ore Reserve Report 2014;
·
Operational profiles 2014 (2); and
·
Notice of Annual General Meeting and Summarised Financial Information 2014 (Notice of Meeting).
In compliance with the rules governing its listing on the New York Stock Exchange, AngloGold Ashanti prepares a report on
Form 20-F which is filed annually with the United States’ Securities and Exchange Commission (SEC).
These reports are all available on our annual report portal at www.aga-reports.com.
FOR NOTING:
The following key parameters should be noted in respect of our reports:
·
Production is expressed on an attributable basis unless otherwise indicated;
·
Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports;
·
Group and company are used interchangeably, except for in the group and company annual financial statements; and
·
Statement of financial position and balance sheet are used interchangeably.

(1)
This report is an online report. A summary report is available as a pdf.
(2)
The operational profiles will be available on the website by the end of April 2015.

ANNUAL FINANCIAL STATEMENTS 2014

CONTENTS
P4-14
GOVERNANCE
4
Audit and Risk Committee -
Chairman’s letter
MANANGEMENT
DISCUSSION
8          CFO Review
P15-179
FINANCIAL
STATEMENTS
15        Directors’ approval
15        Secretary's certificate
15
Affirmation of financial
statements
16        Directors’ report
26
Remuneration and Human
Resources Committee –
Chairman’s letter
27        Remuneration report
41
Independent auditor's report
43        Group financial statements
146      Company financial
statements
178      Principal subsidiaries and
operating entities
178      Shareholders at
31 December 2014
179      Shareholder spread at
31 December 2014
P180-187
OTHER
180      Shareholders’ information
184      Glossary of terms and
abbreviations
187      Administrative information

Forward–looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States
Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

ANNUAL FINANCIAL STATEMENTS 2014

AUDIT AND RISK COMMITTEE – CHAIRMAN’S LETTER
ROLE AND FOCUS
The Audit and Risk Committee (the Audit Committee) is an independent statutory committee. The committee members were appointed by the AngloGold Ashanti shareholders at the Annual General Meeting held on 14 May 2014. The Audit Committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the board and the shareholders of AngloGold Ashanti.
The Audit Committee presents this report in accordance with the company’s Memorandum of Incorporation (MOI), the requirements of the Companies Act, No. 71 of 2008, as amended, (the Companies Act), the recommendations contained in the third King Report on Governance for South Africa (King III), as well as its formally approved charter that is in line with the
JSE Listings Requirements which is reviewed and approved annually.
It is the Audit Committee’s principal regulatory duty to oversee the integrity of the group’s internal control environment and to ensure that financial statements comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and company and the results of their operations.
Management has established and maintains internal controls and procedures, which are reviewed by the Audit Committee and reported on through regular reports to the board. These internal controls and procedures are designed to identify and manage, rather than eliminate, the risk of control malfunction and aims to provide reasonable but not absolute assurance that these risks are well managed and that material misstatements and/or loss will not materialise.
The board assumes ultimate responsibility for the functions performed by the Audit Committee, relating to the safeguarding of assets, accounting systems and practices and internal control processes.
Composition and Duties
The Audit Committee comprises four independent Non-Executive Directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a continually evolving mining environment.
I, Rhidwaan Gasant, was elected as Chairman of the Audit Committee from May 2014 taking over from Prof Wiseman Nkuhlu who was appointed as Lead Independent Director of AngloGold Ashanti.
As part of a reorganisation of the governance structures within AngloGold Ashanti, the accountability for oversight of risk management and information technology (IT) governance became part of the mandate of the Audit Committee during 2014.
The Audit Committee’s duties as required by section 94(2) of the Companies Act, King III and JSE Listing requirements are set out in its board-approved terms of reference which is reviewed and updated annually. These duties were discharged as follows:
·
confirmed the integrity of the group’s integrated reporting and annual financial statements;
·
nominated for appointment of independent external auditors by the shareholders;
·
reviewed and approved the terms of engagement as contained in the engagement letter of the external auditors;
·
approved the remuneration of the external auditors;
·
pre-approved all non-audit services in line with a formal policy on non-audit services;
·
assessed the internal and external auditors’ independence;
·
assessed the effectiveness of the group’s internal and external audit function;
·
approved the internal audit plan and subsequent changes to the approved plan;
·
reviewed the expertise, experience and performance of the finance function and Chief Financial Officer;
·
ensured that a combined assurance model is applied to provide a coordinated approach to all assurance activities;
·
reviewed developments in reporting standards, corporate governance and best practice;
·
reviewed the adequacy and effectiveness of the group’s enterprise wide risk management policies, processes and mitigating strategies;
·
monitored the governance of IT and the effectiveness of the group’s information systems; and
·
evaluated the effectiveness of the committee through a self-assessment.

ANNUAL FINANCIAL STATEMENTS 2014

Proceedings and Performance Review
During 2014, the Audit Committee formally met 6 times and attendance at these meetings is set out in the table below:
13 February
17 March
(1)
2 April
(1)
8 May
5 August
28 October
R Gasant
(2)
X
X
X
X
X
X
Prof LW Nkuhlu
(3)
X
X
X
X
X
X
NP January-Bardill
(4)
X
X
X
MJ Kirkwood
X
X
X
X
X
X
R Ruston
(5)
X
X
X
X In attendance
(1)
Special meeting
(2)
Chairman of the Audit Committee from May 2014
(3)
Chairman of the Audit Committee up to April 2014
(4)
Resigned from the Audit Committee April 2014
(5)
Appointed May 2014
The Chief Financial Officer, Chief Accounting Officer, Group General Counsel and Company Secretary, Senior Vice President:
Group Internal Audit, Group Tax Manager, Group Risk Manager, Chief Information Officer, the external auditors, as well as other assurance providers are invited to attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The Audit Committee meets separately with management, internal audit and external audit at every scheduled quarterly meeting. The CEO and CFO meet with the auditors before the meeting and attends a debrief session with the Audit Committee.
The Audit Committee assessed its effectiveness through the completion of a self-assessment process, results were discussed, actions taken and processes put in place to address areas identified for improvement.
Subsequent to year-end, Albert Garner and Maria Richter were appointed to the Audit Committee.
HIGHLIGHTS IN 2014
In addition to the execution of the Audit Committee’s statutory duties, set out below are some highlights from 2014:
Focus area
Actions
Financial Statements
Quarterly and annual IFRS
reports
Reviewed and recommended the quarterly and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after:
·
ensuring that complex accounting areas comply with IFRS;
·
carefully evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of the portfolio of assets (including impairments) and estimates;
·
discussing the accounting treatment of significant and unusual transactions with management and the external auditors;
·
reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors; and
·
considering and approving management’s documented assessment of the company’s going concern status including key assumptions.
Mineral Resource and Ore Reserve Report
Mineral Resource and Ore
Reserve Report
Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve
Report prepared in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code,
2012 Edition), and also conform to the standards set out in the South African Code for the
Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC
Code, 2007 edition and amended July 2009), after:
·
discussing the internal control environment associated with the mineral resource and ore reserve estimation process;
·
receiving confirmation that the Competent Persons appointed approved the mineral resources and ore reserves; and
·
reviewing and assessing for reasonableness the year-on-year reconciliation of the mineral resources and ore reserves.

ANNUAL FINANCIAL STATEMENTS 2014

Focus area
Actions
Corporate Governance
External auditors
Approved the appointment of the external auditors to provide independent limited assurance on certain sustainability indicators as included in the Sustainable Development Report 2014.
The Audit Committee also monitored the lead engagement partner rotation during 2014.
King III
Monitored the progress and ensured implementation of the requirements of King III. A register detailing compliance with the principles of King III in 2014 can be found on our website,
www.anglogoldashanti.com.
Subsidiary audit
committees
Monitored the proceedings of relevant statutory subsidiary audit committees during each of its meetings.
COSO 2013
Monitored the implementation of the COSO 2013 internal control framework which is used as the basis for expressing an assessment on the effectiveness of internal control over financial reporting.
Risk management
Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the company; and received presentations on emerging risks and topics requiring an in depth analysis.
IT governance
The committee received and reviewed detailed reports from the Chief Information Officer on the group’s information and technology framework. The Audit Committee also monitored the remediation of deficiencies identified during the implementation of SAP and benefits derived from the SAP implementation.
Sarbanes-Oxley
Compliance (SOX)
The Audit Committee has overseen the SOX compliance efforts of management through receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Chief Executive Officer and Chief Financial Officer on the
effectiveness of the internal controls over financial reporting.
Compliance
Monitored the development and refinement of the global compliance governance framework that allows for a systematic risk-based approach for group, regions and operations to identify and monitor compliance to major laws, regulations, standards and codes. Received regular updates on the implementation of the framework, including e-training that was rolled out to operations globally.
INTERNAL AUDIT
Group Internal Audit is a key independent assurance and consulting business partner within AngloGold Ashanti under the leadership of the Senior Vice President: Group Internal Audit who has direct access to the chairmen of both the Audit
Committee and the board. The Audit Committee has assessed the performance of the Senior Vice President: Group Internal
Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by performing the following functions:
·
evaluating ethical leadership and corporate citizenship within AngloGold Ashanti;
·
assessing the governance of risk within AngloGold Ashanti;
·
reviewing the governance of Information Technology;
·
assessing compliance with laws, rules, codes and standards;
·
evaluating the effectiveness of internal controls over financial reporting and internal controls in general;
·
reporting findings to management and the Audit Committee and monitoring the remediation of all significant deficiencies reported; and
·
implementing a Combined Assurance Framework for the group.
The Audit Committee considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process.
Group Internal Audit is subjected to an independent quality assessment review as required by the Institute of Internal Auditors’
Standards for the Professional Practice of Internal Audit every 5 years, the last of which was concluded during 2012. The independent assessment conducted by PwC which included a benchmark conducted against international peers yielded a favourable result.

ANNUAL FINANCIAL STATEMENTS 2014

The Audit Committee is of the opinion, having considered the written assurance statement provided by Group Internal Audit, that the group’s system of internal financial controls is effective and provides reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.
FINANCE FUNCTION AND CHIEF FINANCIAL OFFICER
The Audit Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Audit Committee further reviewed the expertise and experience of the previous and current Chief Financial Officers, Richard Duffy and Christine
Ramon and was satisfied with the appropriateness thereof.
WHISTLEBLOWING
The Audit Committee received quarterly updates on AngloGold Ashanti’s whistle-blowing process. Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function and the content of the company’s financial statements.
LOOKING FORWARD
The effectiveness of the risk management process and the integration with the combined assurance process within AngloGold
Ashanti remains a key focus area for the Audit Committee to help ensure that value is derived through the various assurance processes.
The Audit Committee will continue to closely monitor the impact of the staff reductions on the internal control environment during 2015.
STATEMENT OF INTERNAL CONTROL
Based on the assessment by the Audit Committee of the results of the formal documented review conducted by Group Internal
Audit and other identified assurance providers in terms of the evolving combined assurance model of the company’s system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls and considering information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, nothing has come to the attention of the board that caused it to believe that the company’s system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.
The opinion of the board is supported by the Audit Committee.
ANNUAL FINANCIAL STATEMENTS
The Audit Committee has evaluated the consolidated and separate annual financial statements for the year ended
31 December 2014 and concluded that they comply, in all material aspects, with the requirements of the International
Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting
Standards Board (IASB) in the English language, the Financial Reporting Guides (FRG) as issued by the South African
Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial reporting Pronouncements as issued by Financial Reporting Standards Council, JSE listings requirements and in the manner required by the Companies Act. The Audit Committee therefore recommended the approval of the annual financial statements to the board.
CONCLUSION
The Audit Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate and terms of reference during the year under review.
Rhidwaan Gasant
Chairman: Audit and Risk Committee
19 March 2015

ANNUAL FINANCIAL STATEMENTS 2014

CHIEF FINANCIAL OFFICER’S REVIEW
Delivered on consistent production and cost guidance amidst continuing adverse market conditions. Our focus remains on strengthening the balance sheet in the medium term and creating a prudent buffer for volatility.

·
Production of 4.436Moz - up 8% year-on-year
·
Total cash costs of $787/oz - 5% lower year-on-year
·
All-in sustaining cost of $1,026/oz - 13% lower year-on-year
·
Capital expenditure of $1.2bn - 39% below 2013
·
Exploration and evaluation costs $144m - 44% lower year-on-year
·
Adjusted EBITDA stable at $1,665m despite a 10% drop in gold price
·
Self-help measures progressed to deleverage in medium term
·
Free cash outflow shows strong improvement to $112m from $1,058m

EXECUTIVE SUMMARY
The year under review was marked by a further fall in the gold price for which the average price received decreased by
$137/oz or 10% over the course of the year. The impact of the drop in the gold price has been proactively managed and the
2014 results reflect consistent operational and cost performance. It is the second consecutive year of growth in gold production, with an overall 8% increase being recorded year-on-year. At the same time, all-in sustaining costs per ounce improved by 13% year-on-year.
Significantly lower year-on-year total cash and all-in sustaining costs were achieved through the combination of production and overall cost improvements reflecting the first full year of operations at our two new low-cost mines (Kibali and Tropicana).
In addition, our efforts to tackle costs across a broad front underpinned the improvement in margins, through the Project 500
(P500) initiative, reductions in direct operating costs, corporate overheads and exploration costs, and strict capital allocation.
We continue to focus on ‘self-help measures’ in three areas:
·
the review of the asset portfolio while actively seeking joint-venture partnerships in Colombia and at Obuasi as well as pursuing the potential sale or joint venture of an operating asset;
·
cash flow improvements through the optimisation of business plans and consolidation of regional hubs; and
·
leverage to exploit weaker currencies, and the consequently higher price in terms of these currencies, and lower fuel prices.
One of our five core strategic focus areas is to ‘ENSURE FINANCIAL FLEXIBILITY’ which means structuring our balance sheet to allow us to meet our core funding requirements and to provide a reasonable buffer for gold price volatility as well as other adverse unforeseen events. To ensure continued flexibility in the debt maturities schedule, refinancing of the group’s revolving credit facilities (RCFs) was completed mid-year. The new $1bn RCF and A$500m RCF were agreed during July
2014 for a further five-year period. In addition, a looser financial covenant was concluded, with the net debt to adjusted
EBITDA covenant at 3.5 times (previously 3 times), with one six month period waiver of up to 4.5 times, subject to certain conditions. The $ and A$ RCFs have also been priced tightly, to reflect the current financial market conditions. The looser covenant is also applicable to the ZAR RCF.
AngloGold Ashanti’s credit rating was reviewed by both Moody’s Investor Service and Standard and Poor’s (S&P), to Baa3
with a negative outlook and BB+ with a negative outlook, respectively. The Moody’s rating places the company at the lowest level of investment credit grade and S&P has the company at the top level of sub-investment credit grade. These ratings remained unchanged.

ANNUAL FINANCIAL STATEMENTS 2014

The group’s balance sheet is highly geared and efficiently structured and the debt has long-dated maturities. Apart from the
R750m bond maturing in 2016 and the R1.5bn RCF which matures in December 2018, the earliest international bond maturity date is in April 2020. The high-yield bond ($1.25bn: 8.5%) issuers’ call can only be exercised from July 2016 onwards, at the group’s discretion, allowing sufficient time for the group to explore any ‘self-help measures’ ahead of any options around refinancing or early redemption being assessed. The conclusion of a potential asset sale and joint venture partnerships should help the group determine whether or not to exercise the high yield bond call option.
NET DEBT ($bn) AND GOLD PRICE ($/oz)

DEBT MATURITY

*
Excludes DMTNP and local bond amounts outstanding at 31 December of $80m, ZAR calculated at R11.6/$, A$ facility calculated at
A$0.82.
Our medium term leverage target is 1.5 times net debt to adjusted EBITDA. We would like to reduce our debt by approximately $1bn to take us to our comfort threshold which would include a reasonable buffer for volatility, including the gold price risk and production disruptions.
Our aim is to achieve this debt reduction through a variety of self-help measures as elaborated above. Importantly we are under no external pressure to achieve this. This is an aspirational target that can be achieved over the next few years.

ANNUAL FINANCIAL STATEMENTS 2014

CASH FLOW FROM OPERATING ACTIVITIES AND TOTAL CAPITAL SPEND ($bn)
*
Excludes hedge buy-back costs.
CAPITAL EXPENDITURE AND CASH FLOW
The sharp drop in the gold price since 2012, together with expenditure on growth projects (total capital expenditure $8.3bn over the past five years), is directly related to the increase in the group’s net debt levels over the past few years. Net debt levels were maintained during the year under review at $3.1bn.
Cash inflow from operating activities of $1,220m for the year ended 31 December 2014 was marginally down on $1,246m achieved in 2013, despite the 10% lower gold price received, the cost of Obuasi redundancies, and the Rand Refinery loan of
$44m, all of which were partly offset by the 8% higher production. External audit procedures performed subsequent to year end confirmed the gold gap at Rand Refinery has not increased. Therefore any additional loan funding requirements from shareholders is not envisaged at this stage. Cash inflow from operating activities before the Obuasi redundancy costs and the
Rand Refinery loan amounted to $1,474m, reflecting an increase of 18% on 2013 levels. Free cash outflow of $112m, which included the once-off redundancy costs at Obuasi, was an improvement on the outflow of $1,058m for the year ended 31
December 2013, mainly as a result of lower capital expenditure. The sale of the Navachab mine was completed mid-year, where cash proceeds of $105m were realised.
We are focused on strict capital allocation and capital prioritisation as reflected in the 48% reduction in capital in 2014, compared to 2012 when capital expenditure was at its peak.
We have prioritised stay in business capital to ensure the sustainability of our operations. The 20% decline in the sustaining capital from 2013 primarily relates to the down scale of Obuasi and the focus on optimising the cash flows relating to discretionary capital.
Project capital includes Mponeng Phase 1, Kibali underground, and the MLE2 expansion at CC&V.
These projects will enhance the long term optionality of our group enabling us to deliver long term shareholder returns.
LEVERAGE TO CURRENCIES AND OIL

In 2014, the drop in the gold price was offset by weaker global currencies and the sharp drop in the oil price which helped reduce the group’s input costs.
Our currency basket comprises the various regions in which we operate together with the related production impacts. We are most sensitive to the South African Rand followed by the Australian dollar and the Brazilian real.
The Brent crude oil price is a derived energy input cost for our operations in Continental Africa, Australia and in the US.
Our sensitivities have been calculated at our budgeted exchange rate and commodity price assumptions as follows:
·
A 1% weakening in our currency basket, will positively impact our cash costs by approximately $6/oz; and
·
For every $10/bbl weakening in the oil price, it will positively impact our cash costs by approximately $7/oz.
1.67
2.81
1.97
1.25
1.22
-
0.5
1.0
1.5
2.0
2.5
3.0
2010 2011 2012 2013 2014
Cash flow from operating activities Capital expenditure
*

ANNUAL FINANCIAL STATEMENTS 2014

DELIVERY AGAINST 2014 FINANCIAL OBJECTIVES
1.
Continue to maintain sufficient balance sheet liquidity and flexibility in a lower gold price environment
The temporary relaxation of the banking covenant of 4.5 times net debt to adjusted EBITDA expired with the June 2014 testing period, while the $ and A$ revolving credit facilities are set to mature within the next five-year period. The group therefore moved prudently and proactively to manage its financial flexibility and steps taken in this regard included:
·
Successful re-financing in July 2014 of the group’s RCFs for another five years, including the $1bn RCF (which was due to mature in July 2017) and the A$500m RCF (replacing the previous A$600m RCF which was due to mature in
December 2015);
·
Improved financial flexibility – the new banking covenant of 3.5 times – previously 3 times net debt to adjusted
EBITDA (with one six month period waiver of up to 4.5 times subject to certain conditions) – is applicable to all of the group’s RCFs. This adds further flexibility to the balance sheet liquidity especially in the light of the ongoing gold price volatility and prevailing labour uncertainty in South Africa; and
·
Managed net debt levels in 2014 – the group’s net debt to adjusted EBITDA covenant ratio was 1.88 times at year end and was in line with the 1.86 of a year earlier, despite the reduction in the gold price, additional funding required for the Obuasi redundancies and a loan to Rand Refinery. Subsequent to year end, external audit procedures confirmed that the gold gap at Rand Refinery has not increased. Therefore any additional loan funding requirements from shareholders is not envisaged at this stage.
2.
Maintaining our focus on the management of costs to deliver competitive all-in sustaining and all-in costs and continuing to target sustainable cash generation
Management’s initiatives to deliver on competitive all-in sustaining and all-in costs included:
·
The initial stated purpose of P500 was to deliver specific targeted cost reductions. These have now been achieved and exceeded, and are reconciled with the financial reporting systems;
·
The organisational redesign was completed and corporate costs as well as exploration costs were significantly reduced from 2013’s levels;
·
Capital expenditure has reduced by 39% compared to 2013 reflecting project completion and capital prioritisation;
and
·
We delivered free cash inflow of $142m for 2014 which excludes the proceeds of $105m from the sale of Navachab, despite a 10% drop in the gold price compared to 2013, before taking into account the once off non-operational cash outflows relating to the Obuasi redundancy payments and the Rand Refinery loan funding.
REVIEW OF GROUP’S PROFITABILITY, LIQUIDITY AND STATEMENT OF
FINANCIAL POSITION FOR 2014
The key financial and operational metrics for 2014, when compared to 2013 and 2012, reflect the adverse impact of the further fall in the gold price, the benefit of higher production as well as operational issues faced at certain operations.
2014
2013
2012
Profitability and returns
Adjusted headline earnings (1)
$bn
0
0.6 1.0
US cents per share
0
153 255
(Loss) profit attributable to equity shareholders $bn
(0.1)
(2.2) 0.9
Return on net capital employed (1)
%
4
12 15
Return on equity (1)
%
0
18 19
Dividends declared per ordinary share SA cents per share
-
50 300
US cents per share
-
5 35
Liquidity, cash flow and net debt
Net debt at year end (1)
$bn
3.1
3.1 2.1
Free cash outflow (1)
$bn
(0.1)
(1.0) (0.7)
Adjusted earnings before interest, taxes and depreciation
and amortisation (adjusted EBITDA) (1)(3)
$bn
1.7
1.7 2.5
Net debt to adjusted EBITDA(1)(3)
Times
1.88
1.86 0.81
Operational metrics
Gold produced Moz
4.44
4.11 3.94
Price received $/oz
1,264
1,401 1,664
Total cash costs (1)
$/oz
787
830 829
All-in sustaining costs (1)(2)
$/oz
1,026
1,174 1,251
All-in costs (1)(2)
$/oz
1,148
1,466 1,589
All-in sustaining cost margin (1)(2)
%
19
16 25
(1)
Non-GAAP measures
(2)
Excludes stockpile write-offs
(3)
The adjusted EBITDA calculation is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula as specified in the Revolving Credit Agreement.

ANNUAL FINANCIAL STATEMENTS 2014

Profitability and returns
Full-year higher (8%) gold production of 4.436Moz, highlighted the impact of the first full year of production from Kibali and
Tropicana.
Operational challenges continued at the South African operations and production declined by 6%, predominantly as a consequence of safety-related stoppages, the aftermath of the earthquake experienced on 5 August 2014 and infrastructural damage at Mponeng that constrained operations.
In Continental Africa, the first full year of production at Kibali, helped by strong performances at Geita and Siguiri, more than offset the declines at Yatela and Iduapriem, as well as the sale of Navachab. The decline at Iduapriem was mainly the result of a change in the mine plan to treat the surface ore stockpile.
In Australia, Tropicana also had its first full year of production, while at Sunrise Dam production was marginally reduced as grades declined below planned levels, mitigated in part by the higher volumes of ore treated.
The year under review was also challenging for the Americas as overall production in the region declined marginally.
Increased production at AGA Mineração and at Cerro Vanguardia failed to offset declines at Cripple Creek & Victor and Serra
Grande caused by those two mines’ low grades and adverse stockpile movements. The high-grade mill at Cripple Creek &
Victor is nearing completion and is expected to be commissioned early in 2015 with the ramp-up to full production during
2015.
Management initiatives and strong focus on all-in sustaining costs and overheads, resulted in total cash costs reducing by 5%
from $830/oz in 2013 to $787/oz in 2014 and all-in sustaining costs reducing by 13% to $1,026/oz (2013: $1,174/oz). The cost reductions highlight the impact of the higher production, lower-cost producing operations (Kibali and Tropicana) delivering their first full year of operations, the P500 savings coupled with the removal of high-cost and unprofitable ounces, strict capital discipline, weaker local currencies, which were in part offset by inflation. All-in cost reduced by 22% to $1,148/oz (2013:
$1,466/oz) reflecting the impact of the lower investment in new growth projects with the completion of Kibali and Tropicana.
At the adjusted headline earnings level, there was a loss of $1m in 2014 against 2013’s $599m or 153 US cents per share.
Earnings in 2014 were affected by the 10% decline in the average gold price received and the cost of redundancies at Obuasi, while the prior year included the benefit of a once-off gain of $567m relating to the settlement of the mandatory convertible bond. Thus, on a comparative or normalised basis, earnings declined from $411m in 2013 to $328m in 2014. The decline of
$83m in the normalised adjusted headline earnings is principally the result of the 10% reduction in the average gold price received and annual inflationary cost increases.
During 2014, a loss attributable to equity shareholders of $58m was recorded compared to a loss of $2.2bn in 2013. The significant loss in 2013 was mainly attributable to the significant impairment of mining assets, equity-accounted investments and inventories of $2.5bn post-taxation, as well as to deferred taxation asset impairments of $330m. These were all partly negated by improved production, net fair value gains on the various convertible bonds, lower corporate and marketing costs and reduced exploration and evaluation costs.
As part of the cash conservation measures and continued investment in capital growth projects (Mponeng phase 1, Kibali underground and MLE2 expansion at Cripple Creek & Victor), no dividends were declared in 2014 (2013: 50 SA cents per share; 2012: 300 SA cents per share).
Liquidity, cash flow and statement of financial position
Debt levels were under pressure due to the lower gold price, funding requirements of the cost of the Obuasi operational down-
scaling and a loan to Rand Refinery. By reducing costs, overheads and capital expenditure the group managed to contain the net debt at a level only marginally above that of 2013 as well as significantly reduce the free cash outflow:
·
Adjusted EBITDA: $1.665bn (2013: $1.667bn);
·
Cash inflow from operating activities: $1.220bn (2013: $1.246bn);
·
Free cash outflow: $112m (2013: $1,058m); and
·
Free cash inflow: $142m (2013: outflow $1,058m), excluding Obuasi redundancy costs and the Rand Refinery loan.
Net debt as at 31 December 2014 was $3.133bn, marginally higher than the level of $3.105bn at 31 December 2013.

ANNUAL FINANCIAL STATEMENTS 2014

Principal factors accounting for the movements in net debt levels were:
Principal movements in net debt
US Dollar
million
Net debt 2013
3,105
Free cash inflow
(142)
Proceeds from the sale of Navachab
(105)
Sub-total
2,858
Cost of Obuasi redundancies
210
Loan to Rand Refinery
44
Dividends paid to non-controlling shareholders
17
Other
4
Net debt 2014
3,133
Turning to the statement of financial position and the financing facilities available, the group’s principal US dollar and
Australian dollar debt facilities are listed below:
·
Fully drawn rated bonds – $1.75bn in aggregate – that mature in April 2020 ($700m: 5.375%), August 2022
($750m: 5.125%) and April 2040 ($300m: 6.5%);
·
Fully drawn $1.25bn, 8.5% bonds that mature in July 2020;
·
$1bn revolving credit facility that matures in July 2019, which is currently $100m drawn to fund part of the costs relating to the Obuasi redundancies;
·
A$500m base rate plus 2% credit facility earmarked for the construction of the Tropicana project that matures in July 2019, of which A$315m had been drawn at year-end;
·
R750m JIBAR-plus – 1.75% South African, floating-rate bond that matures in 2016; and
·
R1.5bn JIBAR-plus – 1.2% South African revolving credit facility that matures in December 2018.
More detailed notes and analyses of the group’s income statement, statement of financial position and statement of cash flow for 2014 are available in the group financial statements for 2014.
Looking ahead to 2015, the key financial objectives are to:
·
Continue to focus on self-help measures (including the potential sale or joint venture of an operating asset) to deleverage the balance sheet in order to maintain sufficient liquidity and flexibility in a lower gold price environment;
·
Focus on financial and project risk mitigation by seeking joint venture partners for Colombia and Obuasi;
·
Review the asset portfolio with a view to rebalancing the portfolio with more-profitable ounces;
·
Maintain our focus on cost and capital discipline to deliver competitive all-in sustaining costs and all-in costs; and
·
Continue to target sustainable cash generation. For 2015, significant cost reductions have been included in the annual business plans.
For the year ahead, production is guided at between 4.0Moz and 4.3Moz, reflecting Obuasi’s limited operations, the sale of
Navachab and production declines in Mali. Total cash costs and all-in sustaining costs are estimated at $770/oz to $820/oz and $1,000/oz to $1,050/oz, respectively, assuming weaker average exchange rates and a lower oil price. Total capital expenditure is estimated at $1,000m to $1,100m, corporate and marketing costs at $95m to $110m, amortisation and depreciation at $860m, exploration including equity accounted investments at $155m to $175m and interest and finance costs
$270m (income statement) and $240m (cash flow). Production and cost estimates do not take into account the impacts of any unforeseen operational disruptions, changes to the projects, or changes to the asset portfolio/operating mines. The forecast is based on the following assumptions: R11.60/$; $/A$0.85; BRL 2.60:$; AP9.50/$; Brent crude at $70 per barrel.
We are expecting our debt levels to remain steady at the end of 2015, taking into account our estimated production, planned expenditures at budgeted exchange rates and commodity and fuel price assumptions, although it may increase slightly in the first half due to free cash flow profiling in South Africa from production and capital expenditure fluctuations. This excludes any proceeds from asset sales or joint venture partnerships that we may consider pursuing or the impact of any operational or other disruptions.
In addition to a strong leverage to the gold price, a number of our group’s operations are also leveraged to both the weaker average global currencies and the lower average oil price, which benefits our cash costs. In 2014, the drop in the gold price was partially offset by weaker global currencies and the lower average oil price. In addition, the contribution of just over 70%
of the group’s adjusted EBITDA from our international operations emphasises our geographical diversification and resilience to unforeseen production disruptions in the South African region.

ANNUAL FINANCIAL STATEMENTS 2014

Subsequent events

AngloGold Ashanti currently considers joint venturing or selling its interest in Cripple Creek & Victor (CC&V) mine

The company has initiated a plan to identify a joint venture partner or a purchaser in respect of its interest in the Cripple Creek
& Victor mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014.
There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.

AngloGold Ashanti currently considers selling its interests in Société d’Exploitation des Mines d’Or de Sadiola S.A.
(Sadiola) and Société d’Exploitation des Mines d’Or de Yatela S.A. (Yatela)

The company currently intends to dispose of its 41% stake in Sadiola and its 40% stake in Yatela. The mines are both situated in western Mali and are included in the Continental Africa reporting segment. The Sadiola and Yatela mines produced 85,000 and 11,000 attributable ounces of gold, respectively, in 2014.

Management was approached by a potential buyer for both mines who meets management’s qualifying criteria and has asked for a binding bid. There can be no assurance, however, that a sale and purchase agreement for these transactions will be entered into or that any sales transactions will be completed.
Acknowledgement
I took over the role of Chief Financial Officer at AngloGold Ashanti Limited with effect from 1 October 2014. The transition from my predecessor Richard Duffy was seamless, thanks to a strong and diligent financial team in the group. Our team, through their understanding of the challenging economic and financial pressures, has helped us proactively manage the financial position of the company. In addition, we have been able to deliver quality financial information to our stakeholders which reflects our objectives and values for long term success. I would like to thank our strong and enthusiastic financial team in the group for their ongoing support and look forward to the year ahead.

Best regards

Christine Ramon
Chief Financial Officer
19 March 2015

ANNUAL FINANCIAL STATEMENTS 2014

DIRECTOR’S APPROVAL
In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for the year ended 31 December 2014 were approved by the board of directors on 19 March 2015 and are signed on its behalf by:
DIRECTORS
SM Pityana, Chairman
S Venkatakrishnan, Chief Executive Officer
KC Ramon, Chief Financial Officer
R Gasant, Chairman: Audit and Risk Committee

SECRETARY’S CERTIFICATE
In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, as amended, I certify that the company has lodged with the
Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Act, and that all such returns and notices are true, correct and up-to-date.
ME Sanz Perez
Company Secretary
Johannesburg
19 March 2015

AFFIRMATION OF FINANCIAL STATEMENTS
In accordance with Section 30(2) and 30(3) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06, for the year ended 31 December 2014, have been audited by Ernst & Young Inc., the company’s independent external auditors, whose unqualified audit opinion can be found under Independent Auditor’s Report, on page 41.
The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by
John Edwin Staples (BCompt (Hons); CGMA), the group’s Chief Accounting Officer. This process was supervised by
Kandimathie Christine Ramon (CA (SA)), the group’s Chief Financial Officer and Srinivasan Venkatakrishnan, (BCom; ACA
(ICAI)) the group’s Chief Executive Officer.

ANNUAL FINANCIAL STATEMENTS 2014

DIRECTOR’S REPORT
For the year ended 31 December 2014

NATURE OF BUSINESS
AngloGold Ashanti conducts mining operations in Africa, North and South America and Australia, and undertakes exploration activities in some of these jurisdictions. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold. At certain of its operations, AngloGold Ashanti produces uranium, silver and sulphuric acid as by-products in the course of producing gold.
A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti’s annual report website www.aga-reports.com.
Shareholders holding 10% or more of AngloGold Ashanti’s issued share capital
As at 31 December 2014, there were no shareholders holding 10% or more of the company’s issued share capital. This does not take cognisance of the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti ADR programme.
SHARE CAPITAL
Authorised
The authorised share capital of AngloGold Ashanti as at 31 December 2014 was made up as follows:
SA rands
• 600,000,000 ordinary shares of 25 South African cents each 150,000,000
• 4,280,000 E ordinary shares of 25 South African cents each (1)
1,070,000
• 2,000,000 A redeemable preference shares of 50 South African cents each 1,000,000
• 5,000,000 B redeemable preference shares of 1 South African cent each 50,000
(1)
There are no E ordinary shares in issue. The authorised E ordinary shares are being cancelled – see Special Resolution No. 5 in the
Notice of Annual General Meeting.
The following are the movements in the issued and unissued share capital from 1 January 2014 to 28 February 2015:
Issued
Ordinary shares
Number of
Shares
Value
SA rands
Number of
shares
Value
SA rands
2014
2013
At 1 January
402,628,406
100,657,102
383,320,962 95,830,241
Issued during year:
Conversion of E ordinary shares
– Bokamoso ESOP
154,299
38,575
36,254 36,254
– Izingwe
149,733
37,433
91,683 22,921
Exercise of options by participants in the AngloGold
Ashanti Share Incentive Scheme
1,077,922
269,480
930,743 232,686
Conversion of Mandatory Convertible Bond issued in 2010
and matured on 15 September 2013
-
-
18,140,000 4,535,000
At 31 December (1)
404,010,360
101,002,590
402,628,406 100,657,102
At 31 December (1)
404,010,360
101,002,590
402,628,406 100,657,102
Issued subsequent to year-end
–    Exercise of options by participants in the AngloGold
Ashanti Share Incentive Scheme
265,346
66,337
At 28 February 2015
404,275,706
101,068,927
(1
)
Share capital of $16m (2013: $16m) is translated at historical rates of exchange at the reporting dates. Refer to group financial statements note 26.

ANNUAL FINANCIAL STATEMENTS 2014

E ordinary shares
On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a black economic empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) (collectively, the BEE transaction).
All the E ordinary shares have vested and were cancelled in exchange for ordinary shares in accordance with the amended cancellation formula during the 2014 financial year. There are as at 31 December 2014 no E ordinary shares in issue.
The table below indicates the shares issued at 31 December 2014 and the shares that vested during 2014.
Ordinary shares
Number of
Shares
Value
SA rands
Number of
shares
Value
SA rands
2014
2013
At 1 January
712,006
178,001
1,617,752 404,438
Cancelled in exchange for ordinary shares in terms of the
cancellation formula:
– Bokamoso ESOP
(362,006)
(90,501)
(555,746) (138,937)
– Izingwe
(350,000)
(87,500)
(350,000) (87,500)
At 31 December
-
-
712,006 178,001
Share capital is translated at historical rates of exchange at the reporting dates. Refer to group financial statements note 26.
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by the wholly owned subsidiary, Eastvaal Gold Holdings
Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.
Further details of the authorised and issued shares, as well as the share premium, are given in group financial statements note 26.
Unissued
Number of ordinary shares
2014
2013
At 1 January
197,371,594
216,679,038
Issued during the year
(1,381,954)
(19,307,444)
At 31 December
195,989,640
197,371,594
Issues subsequent to year-end
(265,346)
At 28 February 2015
195,724,294
Ordinary shares under the control of the directors
Pursuant to the authority granted by shareholders at the Annual General Meeting held on 14 May 2014, 5% of the shares in issue, from time to time, are placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. At 31 December 2014, the total number of shares placed under the control of the directors was 20,200,518. No shares were issued during 2014 by the directors in terms of this authority, which will expire at the close of the next Annual General Meeting, unless renewed.
Shareholders will therefore be asked at the Annual General Meeting to be held on 6 May 2015, to renew this authority by placing 5% of the number of shares in issue, from time to time, under the control of the directors to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.
In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the Annual General Meeting to be held on 6 May 2015.

ANNUAL FINANCIAL STATEMENTS 2014

Shareholders will also be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital for certain specific housekeeping reasons.
Depositary interests
American Depositary Shares
At 31 December 2014, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New
York Stock Exchange (NYSE) 194,944,027 (2013: 185,581,840), American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 28 February 2015, there were 196,988,924 ADSs in issue and listed on the NYSE.
CHESS Depositary Interests
At 31 December 2014, the company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 89,783,295 (2013: 89,789,845) CHESS Depositary Interests (CDI). The
number of CDIs in issue at 28 February 2015 was 89,783,295. Every five CDIs is equivalent to one AngloGold Ashanti ordinary share and carry the right to one vote.
Ghanaian Depositary Shares
At 31 December 2014, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock
Exchange (GSE), 16,275,735 Ghanaian Depositary Shares (GhDSs) (2013: 16,556,655). The register as at 28 February 2015 remained unchanged. Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.
CREST Depositary Interests
The trading on the London Stock Exchange (LSE) through a Depository Interest (DI) facility was terminated by AngloGold
Ashanti. The shares were delisted on 22 September 2014 with a closing of 307,037 DIs. As at 31 December 2014, no shares were in issue.
ANGLOGOLD SHARE INCENTIVE SCHEME
AngloGold Ashanti operates a share incentive scheme through which Executive Directors, members of the Executive
Committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the group, support its continued growth, and to promote the retention of such employees.
Non-Executive Directors are not eligible to participate in the share incentive scheme.
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date of grant, automatically expire.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest caliber. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the ‘AngloGold Share Incentive
Scheme’ or ‘Share Incentive Scheme’.
Although the Remuneration and Human Resources Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.
The type and vesting criteria of the options or awards granted are:
Performance-related options
The granting of performance-related options was approved by shareholders at the Annual General Meeting held on
30 April 2002 and amended at the Annual General Meeting held on 29 April 2005 when it was agreed that no further performance-related options would be granted. Performance-related options granted, terminated on 1 November 2014, being the date on which the last options granted hereunder could be exercised before expiry.

ANNUAL FINANCIAL STATEMENTS 2014

Bonus Share Plan (BSP)
The granting of awards in terms of the BSP was approved by shareholders at the Annual General Meeting held on 29 April
2005 and amended at the General Meeting held on 6 May 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening of the vesting period. Executive Directors, executives and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at ‘nil’ cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant remains in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs, which may result in an earlier vesting date. In respect of awards granted in 2008 and thereafter, the vesting period has been shortened to two years, with 40% of awards granted vesting in year one and 60% in year two from the date of grant or, in the event that a participant exercises his awards in year three, then
120% of awards granted will be available to such participant.
Certain changes were approved at the Extraordinary General Meeting of shareholders held on 11 March 2013. The 20% uplift for the retention of shares for three years fell away, but was added to the initial 100% resulting in an allocation of 120% share matching for all categories of management. The Executive Committee members received an increased allocation from 120%
to 150%. The vesting period has been shortened to two years with 50% vesting 12 months after the date of issue and the remaining 50% vesting 24 months after the date of issue.
Long Term Incentive Plan (LTIP)
The granting of awards in terms of the LTIP was approved by shareholders at the Annual General Meeting held on
29 April 2005. Executive Directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at ‘nil’ cost. Awards granted vest three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, are met, and provided that the participant remains in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurs, which may result in an earlier vesting date.
In 2013, the Remuneration and Human Resources Committee approved a new retention bonus scheme comprising both cash
(40% of total base pay) and shares (60% of base pay) which was implemented on 1 March 2013 for the Executive Committee members (LTIP Retention bonus). This was implemented over the short term to support a strategy of retaining the top management for a minimum period of 18 months to ensure delivery on key business imperatives, while the new Chief
Executive Officer was inducted. The share award comprised of performance-based share (LTIP) granted in March 2013, subject to the performance conditions, which were met and vested at the end of August 2014. In line with the LTIP vesting, the cash portion was paid at the end of August 2014, based on the achievement of the performance conditions.
The CEO did not receive the cash portion of the LTIP retention bonus. This has been converted to restricted shares which are deferred to retirement, retrenchment, any corporate activity resulting in a change of control, resignation, death or 5 years from date of grant, whichever is earliest.
Following a change in Schedule 14 of the JSE Listings Requirements (Share Incentive Schemes) on 15 October 2008 the
maximum number of shares attributable to the scheme was changed from 2.75% of issued share capital from time to time to a fixed figure of 17,000,000. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the shares attributable to the scheme, being 850,000 ordinary shares in aggregate.
Also, as a result of the change to the JSE Listings Requirements, as aforementioned, the recycling of options/awards that have vested and which have been delivered, and for which AngloGold Ashanti shares have been issued, is no longer allowed.
This has resulted in a diminishing pool of shares which will be addressed with the shareholders at the Annual General Meeting of 6 May 2015.

ANNUAL FINANCIAL STATEMENTS 2014

The table below reflects the total number of options/awards that are unissued in terms of the share incentive scheme, as a result of this rule change:
Details
Options/Awards
Total number of options/awards attributable to the scheme at 31 December 2014 17,000,000
Less:
·
Total number of options/awards granted and outstanding at 31 December 2014
(7,420,177)
·
Total number of options/awards exercised:
·
During the period 15 October to 31 December 2008
(101,013)
·
During the period 1 January to 31 December 2009 (1,131,916)
·
During the period 1 January to 31 December 2010 (823,411)
·
During the period 1 January to 31 December 2011 (889,593)
·
During the period 1 January to 31 December 2012 (945,641)
·
During the period 1 January to 31 December 2013 (930,743)
·
During the period 1 January to 31 December 2014 (1,077,922)
Total options/awards available, but unissued at 31 December 2014
3,679,584
Co-Investment Plan (CIP)
To assist executives in meeting their Minimum Shareholding Requirements (MSR’s) with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted based on the following conditions: Executives will be allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in equal tranches.
Changes in options and awards
In accordance with the JSE Listings Requirements and the rules of the AngloGold Share Incentive Scheme, the changes in options and awards granted and the ordinary shares issued as a result of the exercise of options and awards during the period
1 January 2014 to 28 February 2015 are disclosed below:
Performance-
related
Bonus
Share
Plan (1)
Long-Term
Incentive
Plan (1)
Total Share
Incentive
Scheme
At 1 January 2014
56,882
2,598,887
3,032,614
5,688,383
Movement during year
– Granted
-
1,983,469
2,217,675
4,201,144
– Exercised
(419)
(868,350)
(209,153)
(1,077,922)
– Lapsed – terminations
(56,463)
(408,491)
(926,474)
(1,391,428)
At 31 December 2014
-
3,305,515
4,114,662
7,420,177
Subsequent to year-end
– Granted (1)
- 127,441 3,103,155 3,230,596
– Exercised - (223,000) (42,346) (265,346)
– Lapsed – terminations - (18,410) (325,054) (343,464)
At 28 February 2015
-
3,191,546
6,850,417
10,041,963
(1)
BSP and LTIP awards are granted at no cost to participants.
Total shares issued on the exercise of options and awards from the inception of the scheme:
Total number of shares issued
At 1 January 2014
9,689,808
– Exercised 2014
1,077,922
At 31 December 2014
10,767,730
Subsequent to year-end
– Exercised January and February 2015 265,346
At 28 February 2015
11,033,076

ANNUAL FINANCIAL STATEMENTS 2014

DIVIDEND POLICY
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance. AngloGold Ashanti has not paid dividends since the first quarter of 2013, but it expects to resume to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board’s ongoing assessment of AngloGold
Ashanti’s earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act, the amount of reserves available for a dividend based on the going-concern assessment, any restrictions placed on AngloGold Ashanti by debt facilities, protection of existing credit rating and other factors.
The last dividend declared was interim dividend number 117 on 10 May 2013 of 50 cents per ordinary share in South African currency, 3.458 pence per ordinary share in the United Kingdom currency, 10.28 cedis per ordinary in the Ghanaian currency,
5.375 cents per CDI (“CHESS Depository Interest”) in Australian currency (each CDI is equal to one-fifth of one ordinary share), 0.1028 cedis per GhDS (Ghanaian Depository Share) in Ghanaian currency (each GhDS Ghanaian Depository share is equal to one-hundredth of one ordinary share), 5.02 cents per ADS (American Depository Share) in United States currency
(each ADS is equal to one ordinary share and 25 cents per E ordinary share in South African currency.
Dematerialised shareholders on the South African share register will receive payment of their dividends electronically, as provided for by STRATE. Certificated shareholders, who have elected to receive their dividends electronically, will be paid via the company’s electronic funds transmission service. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.
Withholding tax
On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.
BORROWINGS
The company’s borrowing powers are unlimited pursuant to the company’s Memorandum of Incorporation. As at
31 December 2014, the group’s gross borrowings totaled $3,721m (2013: $3,891m).
Significant events during the year under review
Announcement of strike: On 20 January 2014, AngloGold Ashanti announced that the Association of Mineworkers and
Construction Union has served notice that it intends to call a strike by its members at the company’s South Africa operations on 23 January 2014. The strike was also going to affect some mines owned and operated by other large, South African gold producers covered by the industry’s collective bargaining structure. On 30 January 2014, AngloGold Ashanti announced that the threatened strike was declared unprotected by an interim interdict granted by South Africa’s Labour Court. The interim interdict remained in force until 5 June 2014, on which date it was made permanent.
Agreement to sell Navachab Mine: AngloGold Ashanti announced on 10 February 2014 that it has signed a binding agreement to sell its entire interest in AngloGold Ashanti Namibia (Pty) Limited, a wholly owned subsidiary which owns the
Navachab gold mine (Navachab), to a wholly owned subsidiary of QKR Corporation Limited (QKR). The company announced on 1 July 2014 that it completed its sale of Navachab to QKR.
Changes to the Board of Directors: On 17 February 2014, AngloGold Ashanti announced that Tito Mboweni has decided not to stand for re-election as Non-Executive Director at the Annual General Meeting held on 14 May 2014. Sipho Pityana a
Non-Executive Director, was unanimously elected as Chairman by the board. Professor Wiseman Nkuhlu assumed the new role of Lead Independent Director of the board.
Change to the Board of Directors: On 25 March 2014, AngloGold Ashanti announced the appointment of David Hodgson as Independent Non-Executive Director with effect from 25 April 2014.
Rating action by Standard & Poor’s rating agency: On 7 April 2014, AngloGold Ashanti announced that it confirms that
Standard & Poor’s rating agency has affirmed AngloGold Ashanti’s BB+ long-term corporate credit rating, placed it on negative outlook, and also removed the company from CreditWatch Negative.
Appointment of Christine Ramon as incoming Chief Financial Officer: AngloGold Ashanti announced on 7 July 2014 that
Christine Ramon will be taking the post of Chief Financial Officer and Executive Director of the board from 1 October 2014.
She replaced Richard Duffy, who stepped down from the board and Executive Committee on 30 September 2014.

ANNUAL FINANCIAL STATEMENTS 2014

Rand Refinery: On 25 July 2014, Shareholders of AngloGold Ashanti were referred to the announcement by Rand Refinery regarding a loan facility extended to it by certain of its shareholders (including AngloGold Ashanti which owns 42.4%), as a precautionary measure. It follows challenges encountered in the implementation of a new Enterprise Resource Planning system at the refinery. AngloGold Ashanti confirmed its participation in the loan facility.
Update on South African earthquake: On 6 August 2014, AngloGold Ashanti announced that it confirmed that each one of the 3,300 people working underground at its Great Noligwa and Moab Khotsong mines early the previous afternoon were safely hoisted to surface when a 5.3 magnitude earthquake struck South Africa’s North West province. Twenty-eight employees who sustained minor injuries as a result of the event received medical treatment.
Update on the restart of operations following the earthquake: On 11 August 2014, AngloGold Ashanti announced that it was in the process of safely restarting its Great Noligwa and Moab Khotsong mines which were halted following a
5.3 magnitude earthquake that originated in the vicinity of the town of Stilfontein on 5 August 2014.
Intended delisting and cancellation of securities from the London Stock Exchange: AngloGold Ashanti announced on
18 August 2014 that its board of directors had resolved to request the cancellation of the listing of the Company’s ordinary shares and depository interests of ZAR0.25 each on the Official List of the UK Listing Authority and the cancellation of the admission to trading of the securities on the Main Market of the London Stock Exchange plc (LSE).
AngloGold Ashanti proposed a corporate restructure and a capital raising and cautionary announcement: AngloGold
Ashanti announced on 10 September 2014 that it had received approval from the South African Reserve Bank to restructure its international mining operations under a new UK holding company. This restructuring was subject to approval of the shareholders of the company. The new UK holding company intended to seek a premium listing on the LSE.
AngloGold Ashanti provided an update on the proposed restructure and withdrew cautionary announcement:
AngloGold Ashanti announced on 15 September 2014 that it had decided not to proceed with the restructuring and capital raising as proposed on 10 September 2014.
Delisting and cancellation of securities from the LSE: AngloGold Ashanti announced on 26 September 2014 that the listing of the company’s ordinary shares and depository interests on the Official List of the UK Listing Authority was cancelled with effect from 22 September 2014.
Release of maiden resource for Nuevo Chaquiro deposit: On 3 November 2014, AngloGold Ashanti announced the first
Mineral Resource for the Nuevo Chaquiro deposit in the Quebradona Project Area. The Quebradona Project is a joint venture between AngloGold Ashanti and B2Gold.
AngloGold appointed Deutsche as JSE Sponsor: On 3 November 2014, shareholders were advised that UBS South Africa
(Pty) Ltd’s services as sponsor to AngloGold Ashanti ended by mutual consent with effect from 31 October 2014. Deutsche
Securities (SA) (Pty) Ltd was appointed sponsor to the company with effect 1 November 2014. Shareholders were also advised that Deutsche Securities (SA) (Pty) Ltd and Barclays Bank PLC were appointed joint corporate brokers to AngloGold
Ashanti.
Changes to the Board of Directors: On 27 November 2014, AngloGold Ashanti announced the appointment of Albert Garner and Maria Richter as Non-Executive Directors to its Board of Directors with effect from 1 January 2015.
Significant events subsequent to year-end
Albert Garner and Maria Richter were appointed Non-Executive Directors with effect from 1 January 2015.
On 10 March 2015, AngloGold Ashanti announced the appointment of Chris Sheppard as incoming Chief Operating Officer:
South Africa, effective 1 June 2015. Mike O’Hare, the current Chief Operating Officer of South Africa, will take early retirement during 2015.

AngloGold Ashanti currently considers joint venturing or selling its interest in Cripple Creek & Victor (CC&V) mine

The company has initiated a plan to identify a joint venture partner or a purchaser in respect of its interest in the Cripple Creek
& Victor mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014.
There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.

ANNUAL FINANCIAL STATEMENTS 2014

AngloGold Ashanti currently considers selling its interests in Société d’Exploitation des Mines d’Or de Sadiola S.A.
(Sadiola) and Société d’Exploitation des Mines d’Or de Yatela S.A. (Yatela)

The company currently intends to dispose of its 41% stake in Sadiola and its 40% stake in Yatela. The mines are both situated in western Mali and are included in the Continental Africa reporting segment. The Sadiola and Yatela mines produced 85,000 and 11,000 attributable ounces of gold, respectively, in 2014.

Management was approached by a potential buyer for both mines who meets management’s qualifying criteria and has asked for a binding bid. There can be no assurance, however, that a sale and purchase agreement for these transactions will be entered into or that any sales transactions will be completed.
Material change
There has been no material change in the financial results or trading position of the AngloGold Ashanti group since the publication of the report for the fourth quarter and year ended 31 December 2014 on 23 February 2015 and the date of this report. These results were audited by Ernst & Young Inc. who issued an unqualified audit report on 19 March 2015.
Annual general meetings
At the 70th Annual General Meeting held on Monday, 14 May 2014, shareholders passed resolutions relating to the:
·
re-appointment of Ernst & Young Inc. as auditors of the company;
·
election of RN Duffy as an Executive Director;
·
re-election of R Gasant as Non-Executive Director;
·
re-election of SM Pityana as a Non-Executive Director;
·
appointment of Prof LW Nkuhlu as a member of the Audit and Risk Committee of the company;
·
appointment of MJ Kirkwood as a member of the Audit and Risk Committee of the company;
·
appointment of R Gasant as a member of the Audit and Risk Committee of the company;
·
appointment of RJ Ruston as a member of the Audit and Risk Committee of the company;
·
renewal of the general authority placing 5% of the number of ordinary shares of the company in issue from time to time under the control of the directors;
·
advisory endorsement of the AngloGold Ashanti remuneration policy;
·
approved, as a special resolution, the granting of a general authority to directors to issue for cash those ordinary shares which the directors are authorised to allot and issue, subject to certain limitations of the Listings Requirements of the JSE;
·
approved, as a special resolution, increase in Non-Executive Directors’ remuneration for their service as directors;
·
approved, as a special resolution, approval of the increase in Non-Executive Directors’ fees for board and committee meetings;
·
approved, as a special resolution, the amendment of the company’s Memorandum of Incorporation;
·
approved, as a special resolution, the amendment of the rules of the company’s Long Term Incentive Plan;
·
approved, as a special resolution, the amendment of the rules of the company’s Bonus Share Plan;
·
approved, as a special resolution a general authority to acquire the company’s own shares;
·
approval, as a special resolution, the granting of financial assistance by the company in terms of Sections 44 and 45 of the
Companies Act; and
·
approved by ordinary resolution the election of DL Hodgson as a Non-Executive Director.
Notice of the 71st Annual General Meeting to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg at 11:00
(South African time) on 6 May 2015, will be printed as a separate document and distributed to shareholders in accordance with the Companies Act.

ANNUAL FINANCIAL STATEMENTS 2014

Directorate and secretary
The following changes to the board of directors took place during the period from 1 January 2014 to 31 December 2014 and subsequent to year-end:
Executive Directors
Richard Duffy resigned as an Executive Director and Chief Financial Officer on 30 September 2014 and Christine Ramon was
appointed Executive Director and Chief Financial Officer on 1 October 2014.
Non-Executive Directors
·
On 17 February 2014, Tito Mboweni stepped down as Chairman of the Board and resigned as Non-Executive Director.
Sipho Pityana was elected as Chairman by the Board. Professor Wiseman Nkuhlu assumed the new role of Lead
Independent Director of the board and of Deputy Chairman in March 2014.
·
David Hodgson was appointed as Independent Non-Executive Director with effect from 25 April 2014.
·
Albert Garner and Maria Richter were appointed as Independent Non-Executive Directors with effect from 1 January 2015.
The following directors retired at the Annual General Meeting held on 14 May 2014: Rhidwaan Gasant, Sipho Pityana and
Tito Mboweni. Tito Mboweni did not make himself available for re-election.
In terms of the company’s Memorandum of Incorporation, the following directors will retire at the Annual General Meeting to be held on 6 May 2015: Prof Wiseman Nkuhlu, Nozipho January-Bardill and Rodney Ruston, and are eligible for re-election.
The names and biographies of the directors of the company are listed in the Integrated Report 2014.
Company Secretary
There was no change to the office of Company Secretary during 2014. The name, business and postal address of the
Company Secretary are set out under Administrative Information on page 187.
Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares
The interests of directors, prescribed officers and their associates in the ordinary shares of the company at
31 December 2014, individually did not exceed 1% of the company’s issued ordinary share capital are disclosed in note 35 of the group financial statements.
Details of service contracts of directors and prescribed officers
In accordance with Section 30(4)(e) of the Companies Act the salient features of the service contracts of directors and prescribed officers have been disclosed in the Remuneration Report.
Annual Financial Statements
The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2014.
The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the company, in conformity with the Companies Act and in terms of the JSE Listings Requirements.
The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.
In preparing the annual financial statements, the group has complied with International Financial Reporting Standards (IFRS)
and used appropriate accounting policies supported by pragmatic judgements and estimates.
AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

ANNUAL FINANCIAL STATEMENTS 2014

Cash and cash equivalents, net of bank overdraft, at 31 December 2014 amounted to $468m (2013: $628m), and together with cash budgeted to be generated from operations in 2014 and the net incremental borrowing facilities available, are in management’s view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.
Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2014, it is appropriate to prepare these financial statements on a going concern basis.
Based on the results of a formal documented review of the company’s system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2014:
·
information and explanations provided by line management;
·
discussions held with the external auditors on the results of the year-end audit; and
·
the assessment by the Audit and Risk Committee,
the board has concluded that nothing has come to its attention that caused it to believe that the company’s system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.
The directors are of the opinion that these financial statements fairly present the financial position of the company and group at 31 December 2014 and the results of their operations and cash flow information for the year then ended in accordance with
IFRS.
The external auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualified opinion on these financial statements appears in the Independent Auditor’s Report, on page 41 of this report.
The company will file a set of financial statements in accordance with IFRS in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission by no later than 30 April 2015. Copies of the annual report on Form 20-F will be made available once the filing has been made, on request, from the Bank of New York Mellon, or from the company’s corporate office detailed in the section Administrative Information.
Investments
Particulars of the group’s Principal subsidiaries and operating entities are presented in this report on page 178.

ANNUAL FINANCIAL STATEMENTS 2014

REMUNERATION AND HUMAN RESOURCES COMMITTEE –
CHAIRMAN’S LETTER
Dear Shareholders,
On behalf of the Board I am pleased to present you with the directors’ remuneration report for the year ended
31 December 2014. The Remuneration and Human Resources Committee, (the “Committee”), in its deliberations took into consideration the particular context of the business in 2014.
AngloGold Ashanti has over the past year continued to take decisive action to weather persistent weakness in the gold price, which was 10% lower year-on-year and 24% off its peak reached in 2012. Active management of the portfolio to improve margins included the sale of the Navachab mine in June; significantly increased productivity through the change to bulk underground mining at Sunrise Dam; the announcement of the closure of unprofitable mines; progress to plan at the Cripple
Creek & Victor expansion project; successful ramp-up of the new, low-cost Tropicana and Kibali mines; and the successful transition to limited operation phase at the loss-making Obuasi mine in parallel with advancement of the feasibility study into its redevelopment as a productive, high-grade mechanised mine.
The company achieved an 8% growth in production over 2013 levels, together with a 22% reduction in all-in costs. Cash flow from operations and adjusted EBITDA were steady at $1,220m and $1,665m respectively, despite the lower gold price, while free cash outflow from operations improved markedly from $1,058m to $112m. Were the retrenchments of the Obuasi workforce and the Rand Refinery loan to be excluded, free cash inflow would have risen to $142m. The slate of operational and cash flow improvements were achieved alongside AngloGold Ashanti’s best ever safety performance.
The Committee has measured performance in line with the guidance and feedback received from our shareholder engagements, which, led to the implementation of new incentive scheme metrics. The performance metrics for both our long term incentive (“LTI”) and short term incentive (“STI”) are clearly aligned with our strategy. This can be seen in the diagrams on pages 38 and 39. The change assists in enhancing the protection and creation of shareholder value. In addition to this, from shareholder recommendations, we have reviewed and adjusted our comparator groups to better match the market in which we operate.
The Committee has noted and/ or been involved with the following events and decisions over the past year:
·
The Executive Directors for 2014 receiving long term incentives that have paid out below target (just over a third of their maximum potential) which is reflective of sub-optimal results on adjusted headline earnings per share, total shareholder return and the generation of reserves, despite excellent safety results.
·
Short term incentives that capture the year’s success in terms of production, the improvement in free cash flow and safety.
·
The Chief Executive Officer has again, for the second year running informed the Board that he will not accept an annual increase and has elected to take his 2015 cash bonus in deferred shares.
·
The departure of Yedwa Simelane, an Executive Committee member, from AngloGold Ashanti in the middle of 2014.
·
The replacement of Richard Duffy, the interim Chief Financial Officer with the appointment of Christine Ramon, who brings the right skills to the business at a time when cost management is of the utmost importance.
With respect to Non-Executive Directors fees:
·
The equalisation of the remaining differentiation between the South African and off-shore Directors has been completed.
·
The board has elected not to take a fee increase for 2015.
The Remuneration Report has been compiled with the intent to provide greater consistency and transparency which will be the
Committee’s focus going forward. The Remuneration Report covers the period 1 January 2014 to 31 December 2014.
Michael Kirkwood
Chairman: Remuneration and Human Resources Committee
19 March 2015

ANNUAL FINANCIAL STATEMENTS 2014

REMUNERATION REPORT
Throughout this report the term “Executive Directors” is used to refer to the Chief Executive Officer (CEO) and the Chief
Financial Officer (CFO), whilst the remaining members of the Executive Committee are referred to as EXCO or Prescribed
Officers. The full Executive Committee is also referred to as the Executive Management team or executives. The Committee is responsible for the pay governance associated with these roles and will talk to all three categories or separately highlight individual roles where it is appropriate.
REMUNERATION POLICY
Remuneration Philosophy
“People are our business…Our business is people” is our core leadership philosophy which drives the remuneration approach to ensure an ongoing focus on retaining our employees during turbulent times through fair, transparent and competitive remuneration in the appropriate market.
Key principles of the Remuneration Policy
In order to continue to support our remuneration philosophy we have a remuneration policy, which is based on the following key principles:
·
Remunerate to drive and reward behaviours and performance of our employees and executives which align the organisation, shareholder and employee strategic goals.
·
Ensure that performance metrics are demanding, sustainable and cover all aspects of the business including both the key financial and non-financial drivers.
·
Structure remuneration ensuring that our values are maintained and the correct governance frameworks are applied across our remuneration decisions and practices.
·
Apply the appropriate remuneration benchmarks.
·
Provide competitive rewards to attract, motivate and retain highly skilled executives and staff vital to the success of the organisation.
Remuneration design and pay mix
When determining appropriate remuneration the Committee considers:
1.   The potential maximum total remuneration that each executive could earn related to performance.
2.   External influences primarily being:
·
shareholder views and recommendations associated to executive remuneration;
·
economic trends;
·
competitive pressure; and
·
the labour market and the pay-gap between the Executive Management team and the rest of the employee population in the company.
3.   Market benchmarks, choosing the appropriate benchmarks in a market with similar attributes including; complexity, size and geographic spread.

ANNUAL FINANCIAL STATEMENTS 2014

The graphs that follow provide the pay mix for the Executive Management team at below expected performance, threshold, target and maximum:
Chief Executive Officer

Chief Financial Officer

EXCO

R12m
R12m
R12m
R12m
R3m
R3m
R3m
R3m
R2m
R5m
R10m
R4m
R7m
R14m
R15m
R23m
R30m
Below threshold
Threshold
Target
Maximum
Pay elements in Rand millions
Base Salary
Benefits
BSP Cash Bonus
BSP Shares
LTIP
Note: For below threshold performance there are no performance rewards.
R7m
R7m
R7m
R7m
R1m
R1m
R1m
R1m
R1m
R2m
R4m
R2m
R3m
R7m
R7m
R11m
R15m
Below threshold
Threshold
Target
Maximum
Average Pay elements in Rand millions
Base Salary
Benefits
BSP Cash Bonus
BSP Shares
LTIP
Note: For below threshold performance there are no performance rewards.
R7m
R7m
R7m
R7m
R0.9m
R0.9m
R0.9m
R0.9m
R1m
R2m
R5m
R2m
R4m
R7m
R7m
R11m
R14m
Below threshold
Threshold
Target
Maximum
Pay elements in Rand millions
Base Salary
Benefits
BSP Cash Bonus
BSP Shares
LTIP
Note: For below threshold performance there are no performance rewards.

ANNUAL FINANCIAL STATEMENTS 2014

Components of remuneration
The table below details the remuneration policy for 2015 as it relates to the components of remuneration. The table details each component’s link to the company strategy, objective, measurement and the maximum performance associated with each component:
Remuneration element and
link to strategy
Operation and objective
Maximum opportunity
Performance measures
Base Salary
A competitive salary provided
to executives to ensure that
their experience, contribution
and appropriate market
comparisons are fairly
reflected
Base salaries are reviewed annually
and are effective 1 January each
year
The executive base salaries are
determined by considering their
performance; market conditions
against companies with a similar
geographic spread, market
complexity, size and industry; and
internal peer comparisons
The CEO makes recommendations
on the rest of the team but does not
make recommendations on his own
base salary which is reviewed by
the Committee
Executive base salary
increases and increases
for all non-bargaining unit
employees are aligned
and this is informed by
inflation, which has an
upward or downward
adjustment to recognise
individual performance
Individual performance on a
scale of 1 to 5, measured
against specific Key
Performance Indicators
(KPIs) reviewed by the
Committee. In high inflation
countries the 1-5
performance rating
determines the percentage
of the CPI increase pool an
executive will receive. In low
inflation countries a flat CPI
is applied to all executives
and employees
Pension
Provides a post retirement
benefit aligned to the
schemes in the respective
country in which he or she
operates
The funds vary depending on
jurisdiction and legislation
Defined benefit funds are not
available for new employees in line
with company policy
24.75% of base salary for
the CEO and lower
contributions for others
dependent on their
scheme
Not applicable
Medical Insurance
Provides medical aid
assistance aligned to the
schemes in the respective
country in which he or she
operates
Provided to all executives through
either a percentage of fee
contribution, reimbursement or
company provided healthcare
providers
In line with approved
policy
Not applicable
Benefits
Provided to ensure broad
competitiveness in the
respective markets
Benefits are provided based on
local market trends and can include
items such as life assurance,
disability and accidental death
insurance, assistance with tax filing,
cash in lieu of untaken leave (above
legislated minimum leave
requirements) and occasional
spousal travel as per the executive
travel guidelines
In line with approved
policy
Not applicable
Short Term Incentive (STI)
The short term incentive is
known as the Bonus Share
Plan (BSP) and is designed
to focus the executives on
delivering the key priorities
for the year through
achieving the defined
company objectives
BSP metrics are defined annually
and weightings are applied to each
of the measures. The metrics are
defined against the objectives that
most strongly drive company
performance and are heavily
weighted to production, cost and
safety

CEO:
Maximum award - 200%
of base salary
(cash 80% + deferred
equity award 120%)
Target award - 100%
(cash 40% + deferred
equity award 60%)
Threshold award - 50%
CEO:
Performance Measures:
70% company objectives
30% individual KPIs (as
reviewed by the Committee)
Both company and individual
performance are assessed
over the financial year

ANNUAL FINANCIAL STATEMENTS 2014

Remuneration element and
link to strategy
Operation and objective
Maximum opportunity
Performance measures
The performance objectives
are reviewed and selected
annually based on their short
to medium term impact on
the company
The BSP has a deferral
element granted in equity
awards to ensure that the
shareholders and executive
focus remains aligned
Each metric is weighted and has a
threshold, target and stretch
definition based on the company
budget and the desired stretch
targets for the year
The BSP is delivered as a cash
element and a deferred equity
element which is fully realised after
24 months
At the end of each financial year the
Company and the CEO's
performance are assessed by the
Committee and the Board against
the defined metrics to determine the
award granted
The deferral can be delivered in
equity, or the Committee has the
discretion to deliver in cash
(cash 20% + deferred
equity award 30%)
Below threshold
achievement results in a
0% payment
CFO:
Maximum award - 175%
(cash 70% + deferred
equity award 105%)
Target award – 87.5%
(cash 35% + deferred
equity award 52.5%)
Threshold award –
43.75%
(cash 17.5% + deferred
equity award 26.25%)
Below threshold
achievement results in a
0% payment
EXCO:
Maximum award - 150%
(cash 60% + deferred
equity award 90%)
Target award - 75%
(cash 30% + deferred
equity award 45%)
Threshold award – 37.5%
(cash 15% + deferred
equity award 22.5%)
Below threshold
achievement results in a
0% payment
CFO and EXCO:
Performance Measures:
60% company objectives
40% individual KPIs (as
reviewed by the CEO and
the Committee)
Both company and individual
performance are assessed
over the financial year
The company metrics
measured are:
·
Adjusted headline
earnings per share
(AHEPS)
·
Production
·
All-in sustaining costs
·
Free cash flow
·
Safety, health and
environment
·
Ore reserve pre-
depletion
·
Project delivery/ capital
expenditure
Co-Investment Plan (CIP)
The Co-Investment Plan is a
retention plan designed to
assist executives to achieve
their minimum shareholding
requirements. This is
accomplished through
encouraging them to invest
their cash bonus in equity
which will be matched by the
company in the short to
medium term
The CIP is offered annually to
create shareholding with the
executives to meet the requirements
of the minimum shareholding
requirements (implemented in
2013). These were implemented to
achieve the alignment of the
shareholder and executives
interests
The executive invests up to 50% of
their net cash bonus in company
shares, after a 12 and 24 month
period the company then offers an
equity match provided the executive
remains in employment and retains
the original investment
150% of the originally
invested equity over a 24
month deferred period
Quantum based on STI
achievement

ANNUAL FINANCIAL STATEMENTS 2014

Remuneration element and
link to strategy
Operation and objective
Maximum opportunity
Performance measures
Long Term Incentive Plan (LTIP)
The primary intention of the
Long Term Incentive Plan is
to ensure that the medium to
long term interest of the
executive and the
shareholders are aligned,
providing reward to the
executive and wealth
creation to the shareholders
when the strategic
performance drivers are
achieved
The strategic drivers are
used in defining the LTIP
metrics. These are depicted
in the strategy diagram that
follows
The LTIP metrics are reviewed and
defined annually in accordance with
the strategy. Weightings are
provided to the metrics which must
be achieved over a three year
period
The Total Shareholder Return
(TSR) was recommended as the
most appropriate measure by
shareholders and is measured
against a carefully selected peer
group of 10 comparators that was
recommended by the Committee
and approved by the board. The
relative TSR performance metric
has the highest weighting
contributing to 50% of the final LTIP
score
The score against all the relevant
measures will determine what
percentage of the total awards will
vest at the end of the three-year
(cliff-vesting) period
CEO:
Range of award – 160 -
250% of base salary
CFO:
Range of award – 140 -
200% of base salary
EXCO:
Range of award – 140 -
200% of base salary
TSR accounts for 50% of the
LTIP. It is calculated by the
growth in capital from
purchasing a share in the
company assuming that the
dividends are reinvested
each time they are paid
The TSR is then used to
rank the performance of the
company against its
competitors
The remaining 50%
performance measurement
includes:
·
Operational performance
·
Future optionality
(measured through
technology innovation
and resource and
reserves)
·
Development and
attraction of people
(measured through
succession cover ratio
and talent retention)
·
A safety multiplier
applied to the total score
which can either enhance
or detract from the final
score by 20%
The safety multiplier
cannot however increase
the maximum pay-out
above the defined caps
Linking Strategy, Performance and Remuneration
The individual executive KPIs used to determine the individual portion of short-term incentives are aligned with the company’s strategic focus areas through the following deliverables:
(1)
Focus on people, safety and sustainability – Safety: Improve safety performance and reduce fatalities; People: Develop and retain the people who are the business; and Sustainability: ensure that we retain our social licenses to operate
(2)
Ensure financial flexibility – Being prudent and proactive in balance sheet management by improving earnings, returns and free cash flow; ensuring liquidity and headroom; and mitigating refinancing risks
(3)
Optimise overhead, costs and capital expenditure – Reduce direct operating costs, overheads and indirect spend and optimise annual total capital spend
(4)
Improve portfolio quality – A strong focus on selecting only key projects that add value to the portfolio
(5)
Maintain long-term optionality, albeit at a reasonable cost – Ramp-up the greenfield exploration programmes at selected international sites

ANNUAL FINANCIAL STATEMENTS 2014

Recruitment Policy
When recruiting executives, a comparative benchmarking exercise will be done to determine the size, nature and complexity of the role and also the skills availability in the market prior to making a competitive offer. For new appointments the
Committee may compensate for remuneration forfeited. The intention is to not grant more than what the executive would have received from the Company in a 12 month period. However, the Committee does have the discretion to compensate higher values if through a fair value valuation it can be demonstrated that the forfeited amounts exceed the grants. The Committee will compensate the forfeits through a combination of equity and cash.
Termination Policy
The Executive Management team all have open ended contracts (except where prescribed retirement ages apply), but do have termination periods defined in their contracts. In addition the incentive scheme rules are very clear on the termination provisions by termination category. In the event of a termination the company has the discretion to allow the executive to either work out their notice or to pay the base pay for the stipulated notice period in lieu of the notice.
Reason for termination
Voluntary resignation
Dismissal/
termination
for cause
Normal & early retirement,
retrenchment and death
Mutual separation
Base salary Paid over the notice
period or as a lump sum
No payment Base pay is paid for a defined
period based on cause and local
policy as executives have
different employment entities
Paid over the notice
period or as a lump sum
Pension Pension contributions for
the notice period will be
paid; the lump sum would
not include pension
contributions unless it is
contractually agreed
No payment Pension will be paid until such
time that employment ceases
Pension contributions for
the notice period will be
paid; the lump sum would
not include pension
contributions unless it is
contractually agreed

ANNUAL FINANCIAL STATEMENTS 2014

Reason for termination
Voluntary resignation
Dismissal/
termination
for cause
Normal & early retirement,
retrenchment and death
Mutual separation
Medical
provisions
Where applicable medical
provision for the notice
period will be paid; the
lump sum would not
include contributions
unless it is contractually
agreed
No payment/
provision
Medical provision/ payment will
be provided until such time that
employment ceases
Where applicable
medical provision for the
notice period will be paid;
the lump sum would not
include contributions
unless it is contractually
agreed
Benefits Applicable benefits may
continue to be provided
during the notice period
but will not be paid on a
lump sum basis
No payment Benefits will fall away at such time
that employment ceases
Applicable benefits may
continue to be provided
during the notice period
but will not be paid on a
lump sum basis
BSP Unvested shares lapse Lapse all
shares (both
vested,
unexercised
and unvested)
Pro-rata unvested shares based
on the length of employment from
date of offer
The Committee
determines whether a
pro-rata portion may be
granted
LTIP Unvested shares lapse Lapse all
shares, (both
vested,
unexercised
and unvested)
Pro-rata unvested shares based
on the length of employment from
date of offer by applying the last
two years’ average performance
results (death has no
performance criteria applied)
The Committee
determines whether a
pro-rata portion may be
granted
CIP Unvested matching
portion lapses
Forfeit
matching
portion of
shares
Matching shares based on the
length of employment from date
of purchase
The Committee
determines whether a
pro-rata portion may be
granted
Minimum shareholding requirements
With effect from March 2013, a Minimum Shareholding Requirement (MSR) was applied to the Executive Management team.
The Committee is of the opinion that share ownership by Executive Management team demonstrates their commitment to the success of the company, and serves to reinforce the alignment between executive and shareholder interests.
For the purpose of the calculation only fully owned and vested awards will count towards the determination of the MSR.
Within 3 years of appointment/
from introduction of the MSR
Within 6 years of appointment/
from introduction of the MSR
Holding requirement
CEO and CFO 100% of net annual base salary 200% of net annual base salary Indefinite
EXCO 75% of net annual base salary 150% of net annual base salary Indefinite
Service contracts
All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s Bonus Share Plan, and the Long Term Incentive
Plan. All recently updated executive contracts include details on participation in the Co-Investment Plan and the applicable
Minimum Share Holding Requirement.
South African executives (with the exception of the CEO and the newly appointed CFO who are remunerated 100% in South
Africa) have an off-shore retainer which is detailed under a separate contract. This reflects the percentage of their time focused on offshore business requirements. The off-shore pay is capped at a maximum of 15% of base pay and as it is a retainer, it is not pensionable.

ANNUAL FINANCIAL STATEMENTS 2014

Change of control and notice periods
The Executive Management team contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:
·
The acquisition of all or part of AngloGold Ashanti; or
·
A number of shareholders holding less than 35% of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
·
The contracts of Executive Management team are either terminated or their role and employment conditions are curtailed.
In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2014 were as follows:
Executive Committee member
Notice period
Change of control
CEO 12 months 12 months
CFO 6 months 6 months
EXCO 6 months 6 months
NON-EXECUTIVE DIRECTORS REMUNERATION POLICY
Remuneration Policy
The company’s Non-Executive Directors (NEDs) are paid in accordance with the King III governance principles:
·
The Chairman, Deputy Chairman, Lead Independent Director and Committee members are all paid on the same basis.
·
A board fee is paid for the 6 annual board meetings and the Committee members receive annual committee fees for participation. Details can be seen on page 40.
·
Fees are reviewed annually and increases implemented in July. They are set using a global comparator group which is derived from companies with similar size, complexity and geographic spread.
·
The NEDs receive a travel allowance when they travel outside of their home country to compensate for the burden placed on them.
Remuneration and Human Resources Committee
The Remuneration and Human Resources Committee activities are governed by the Terms of Reference (these were recently reviewed and approved on the 30 October 2014). The primary purpose of the Committee is to operate in an independent role as an overseer of remuneration and human resources matters with the accountability to the board. In performing this function, the Committee discharges its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, long-term incentive compensation, employment contracts, severance pay and on-going perquisites or special benefit items and equity compensation of the company’s Executive Management team and management, including the
CEO as well as retention strategies, the design and application of material compensation programmes, and share ownership guidelines. The committee also has oversight of talent management and succession planning strategies; transformation and localisation strategies and any other human resources issues considered strategic in nature. This is accomplished by:
·
Reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Management team;
·
Evaluating the performance of the Executive Management team in light of these goals and objectives annually and setting each executive’s compensation based on such evaluation;
·
Ensuring that the mix of fixed and variable pay, in base pay, shares and other elements of compensation meets the company’s requirements and strategic objectives;
·
Linking individual pay with operational and company performance in relation to strategic objectives;
·
Considering the sentiments and views of the company’s investors;
·
Overseeing and reviewing all aspects of any share option scheme operated by or to be established by the company;
·
Regularly reviewing incentive schemes to ensure continued contribution to shareholder value and ensure that these are administered in terms of the rules; and
·
Regularly reviewing human resources strategy aimed at ensuring the supply and retention of sufficient skilled resources to achieve the company’s objectives.

ANNUAL FINANCIAL STATEMENTS 2014

The current members of the Committee are:
Remuneration and Human
Resource Committee Members
MJ Kirkwood (Chairman and independent NED)
NP January-Bardill (Independent NED)
Prof LW Nkuhlu (Independent NED)
SM Pityana (Board Chairman)
Number of meetings held from
January to December 2014
Four
Other individuals who regularly
attended meetings
S Venkatakrishnan (CEO)
I Boninelli (EVP: People and Organisational Development)
M Hopkins representing PwC (Independent Advisor to the Committee)
C van Dyk (VP: Remuneration and Benefits and Secretary to the Committee)
Remuneration Consultants
Where appropriate, the Committee obtains advice from independent remuneration consultants. The consultants are employed directly by the Committee and engage directly with them to ensure independence.
The Committee has appointed PwC to provide specialist, independent remuneration advice on all forms of executive and non-
executive pay.
GRS Mercer Consulting (South Africa) Pty Limited performs an independent bespoke executive survey and their advice is primarily around salary benchmarking for both executive and non-executive pay.
PART 2 - REMUNERATION JANUARY TO DECEMBER 2014
Part 2 of the Policy is to provide detail in terms of the actual implementation of our policies through summarising the remuneration paid to the Executive and Non-Executive Directors for the period ended 31 December 2014.
Executive Pay
Increases for 2014 were set in the climate where, in South Africa there had been large labour unrest in 2013, there had been a focus on the wage gap and the CEO had decided not to take a pay increase for the pay period. AngloGold Ashanti faced some difficult challenges that were successfully navigated by the Executive Team who were allocated CPI increases aligned with those of general employees.
Market pay is benchmarked through the AngloGold Ashanti bespoke survey conducted by GRS Mercer Consulting (South
Africa) Pty Limited. For the 2014 data this survey comprised of the following peer group; Anglo American, Barrick Gold,
Kinross Gold, Sibanye, Gold Fields, Newmont, SAB Miller, Sasol, Glencor Xstrata, Mondi, Freeport McMoran and Goldcorp.
The peer group has subsequently been revised for the 2015 salary review process to ensure that it remains accurate and provides the correct market comparison. As a result of this review, the following companies Yamana, Randgold Resources,
Harmony, Lonmin and Impala Platinum replaced Anglo American, SAB Miller, Glencor Xstrata, and Freeport McMoran.

ANNUAL FINANCIAL STATEMENTS 2014

The table below summarises the Executive Directors’ and Prescribed Officers’ remuneration for the remuneration period. It comprises of a full overview of all of the pay elements available to the executive in the 12 month period:
Appointed
with effect
from
Resigned/
retired
with effect
from
Salary (1)
Performance
related
payments (2)
Pension
Other
benefits
and
encashed
leave (3)
Exercised
BSP
Share
Award
Value
Exercised
LTIP
Share
Award
Value
Sub total
Total
Total
Figures in thousand
SA
Rands
US
Dollars(4)
Executive Directors
S Venkatakrishnan (9)
2014
Full year
12,000
-
2,970
1,149
-
-
16,119
16,119
1,488
2013
Full year
13,135
-
2,704
2,117
-
-
17,956
17,956
1,866
RN Duffy
(8)
2014
30-Sep-14
7,033
2,533
1,441
142
-
-
11,149
11,149
1,030
2013
Full year
6,589
2,659
1,341
152
-
-
10,741
10,741
1,116
KC Ramon
(10)
2014
01-Oct-14
1,750
1,284
219
14
-
-
3,267
3,267
302
Prescribed Officers
I Boninelli
2014
Full year
5,720
2,870
608
99
-
-
9,297
9,297
858
2013
Full year
5,200
3,691
553
58
-
-
9,502
9,502
987
CE Carter
(5)
2014
Full year
6,891
3,043
732
1,046
-
864
12,576
12,576
1,161
2013
Full year
6,457
2,234
686
487
1,913
1,135
12,912
12,912
1,342
GJ Ehm
(11)
2014
Full year
8,038
7,247
293
10,975
1,002
-
27,555
27,555
2,544
2013
Full year
7,349
4,433
232
85
-
-
12,099
12,099
1,257
RW Largent
(7)
2014
Full year
12,503
6,615
211
5,388
968
-
25,685
25,685
2,372
2013
Full year
10,037
4,358
1,662
2,647
1,789
1,163
21,656
21,656
2,251
DC Noko
2014
Full year
5,590
5,162
594
744
-
-
12,090
12,090
1,116
2013
Full year
4,792
1,802
509
10
-
-
7,113
7,113
739
MP O' Hare
2014
Full year
7,367
3,475
1,509
109
-
-
12,460
12,460
1,151
2013
Full year
6,697
2,719
1,363
117
-
517
11,413
11,413
1,186
ME Sanz Perez
2014
Full year
5,700
3,999
606
157
-
-
10,462
10,462
966
2013
Full year
4,864
3,573
517
53
-
-
9,007
9,007
936
YZ Simelane
(6)
2014
31-Jul-14
2,229
-
501
11,602
2,114
2,068
18,514
18,514
1,710
2013
Full year
3,865
909
787
214
-
-
5,775
5,775
600
(1)
Salaries are disclosed only for the period from or to which office is held.
(2)
The performance related payments are calculated on the year's financial results. They are the cash portion of the BSP.
(3)
Includes health care, separation payments, cash in lieu of dividends and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(4)
Values have been converted using the average annual exchange rate for 2014 of R10.8295:$1 (2013: R9.6231:$1).
(5)
Other benefits of CE Carter include pay in lieu of leave on transfer.
(6)
Other benefits of YZ Simelane include separation payments of a severance package and pay in lieu of leave.
(7)
Other benefits of RW Largent include sale of BSP shares.
(8)
RN Duffy resigned as an executive director on 30 September 2014, however pay disclosure is for full year.
(9)
S Venkatakrishnan's BSP cash bonus will be delivered in restricted shares that will be deferred to retirement or employment termination or any corporate activity resulting in a change of control.
(10)
KC Ramon was appointed on 1 October 2014 and reflects 3 months of the year.
(11)
G Ehm - other benefits is inclusive of surplus leave sale.
As per the emolument table above for 2014 the below diagram reflects the CEO’s actual earnings against his earning potential:
CEO Actual earnings against Target and Max
PAY
POTEN-
TIAL

Max
R69.5 m
Target
R50.0 m
Actual
R16.1 m

At the time of the resignation of the then CEO Mark Cutifani in 2013 and prior to the appointment of the current CEO,
Srinivasan Venkatakrishnan, there were concerns around the retention of the Executive Team. The Committee considered the
18 months post Mark Cutifani’s resignation to be the most critical and as a result implemented a performance based retention scheme which comprised of both a cash and share element. They offered this to all of the members of the Executive Team at the time. The 18 month retention period came to an end in August 2014 and the payments are as per the table that follows:

ANNUAL FINANCIAL STATEMENTS 2014

Executive Directors’ and Prescribed Officers’ once off retention bonus payment
Appointed
with effect
from
Resigned/
retired with
effect from
Cash
Retention
Bonus ZAR
Cash Retention
Bonus expressed
in US dollars
Long Term
Incentive Plan -
Retention Bonus
Share Awards
Number of Shares
Figures in thousand
2014
Executive Directors
S Venkatakrishnan (2)
Full year
-
-
23,687
RN Duffy
30-Sep-14
2,636
243
17,458
2,636
243
41,145
Prescribed Officers
I Boninelli
Full year
2,080
192
13,777
CE Carter
Full year
2,583
239
17,106
GJ Ehm
Full year
2,688
248
15,469
RW Largent
Full year
4,027
372
20,185
DC Noko
Full year
1,917
177
12,697
MP O’Hare
Full year
2,679
247
17,744
ME Sanz Perez
Full year
1,838
170
12,177
17,812
1,645
109,155
20,448
1,888
150,300 (1)
(1)
The Long Term Incentive Plan retention bonus shares are included in the note 35 to the group financial statements as a separate table.
(2)
S Venkatakrishnan received the LTIP share portion and no cash as this will be delivered in deferred restricted shares in the second quarter of 2015.
Short Term Incentive Performance Outcomes (Bonus Share Plan - BSP)
On the short term incentives the table below summarises the AngloGold Ashanti metrics, weighting and performance against these metrics for 2014:
BSP company performance measure 2014
Weighting
Achievement
Threshold
Target
Stretch
Production (koz) 15% 14.28%
º
All-in Sustaining Costs ($m) 15% 15.00%
º
AHEPS – Group Level (UScps) 10% 8.21%
º
Free Cash Flow ($m) 10% 10.00%
º
Project Delivery/Capex (000 oz) 15% 11.33%
º
2014 Ore Reserve pre-depletion (koz) 10% 0.00%
Safety, Health and Environment 25% 22.19%
º
Total
100%
81.01%
As displayed, the performance against the BSP metrics for the 2014 financial year exceeded expectations with a growth in production, record safety improvements, the sale of Navachab in Namibia, delivery of a large gold deposit in Colombia and great headway being accomplished in managing the cost and implementing a revised plan for the Ghanaian Obuasi operation.
These contributing factors resulted in the positive financial results against the budgeted targets.
The results have equated to a final STI company performance outcome of 81.01% for the BSP group result. This is the second highest company achievement in the short term incentive scheme over the past 5 years as per the graph that follows.

ANNUAL FINANCIAL STATEMENTS 2014

For 2015 the Committee has decided that the focus should be on production and all-in sustaining costs, being the two principle drivers of earnings. To effect this revised focus, AHEPS has been removed as a performance metric and the weighting of production and all-in sustaining costs has been increased given that these two inputs are the single largest drivers of AHEPS.
The table below summarises the BSP 2015 metrics.
Performance measure
Weighting
Operational Production 18%
All-in sustaining costs 22%
Free cash flow 10%
Maintain/future optionality Project delivery/Capex 15%
2015 Ore Reserve pre depletion 10%
Core value/business foundation Safety, health and environment 25%
Total
100%
Long Term Incentive (LTIP)
The LTIP being a three year scheme had metrics implemented in 2012 in line with the company strategy at the time.
Performance measure
Weighting
Adjusted headline earnings per share (AHEPS) 30%
Total shareholder return (TSR)
30%
Safety 20%
Generation of resources 10%
Generation of reserves 10%
Total achievement
100%

83.25%
80.82%
6.44%
46.10%
81.01%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
2010
2011
2012
2013
2014
BSP percentage achieved for the last 5 years
BSP % Achieved

ANNUAL FINANCIAL STATEMENTS 2014

The performance against these metrics for the 2012 LTIP awards that vested on 21 February 2015 (for the period 2012 to
2014) is summarised in the table below:
Performance
measure
Performance criteria
Achievement
Allocation 2012 -
% awarded
Adjusted headline
earnings per share
(AHEPS)
AHEPS growth of at least 2% net of US inflation per
year for three years on a sliding scale
Growth was not met 0.0%
Total shareholder
return (TSR)
Ranking against 4 competitor companies Ranked third 12.0%
Safety
A 20% year on year improvement in Fatal Injuries
Frequency Rate (FIFR) and All Injuries Frequency
Rate (AIFR) for the 3 year period
Stretch performance
was achieved
20.0%
Generation of
resources
Between 21 – 27Moz (3x7-9Moz)
measured/indicated resources
21.5Moz 5.4%
Generation of
reserves
9 – 15Moz (3x3-5Moz) published reserves achieved
over a three year period
No reserve increases 0.0%
Total LTIP award percentage
37.4%
The LTIP reflects ongoing poor performance over the three year period providing results that are aligned to those delivered in
2013 but lower than the previous years:

The proposed 2015 LTIP is aligned to both the Strategy and the metrics that were introduced in 2014. Both financial and non-
financial measures have been introduced and are summarised in the table below:
2015 LTIP Metric Table
2015 LTIP PERFORMANCE MEASURES
Measurement
Weighting
Total Shareholder Return (TSR) 50%
Operational Performance 20%
Future Optionality 20%
Core Value (business foundation) – People 10%
Total
100%
Core Value (business foundation) – Safety Multiplier +-20%
Total Maximum (capped at maximum earning level)
120%
82%
70%
41%
37.20%
37.40%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
2008
2009
2010
2011
2012
LTIP percentage achieved for the last 5 years
LTIP % Achieved

ANNUAL FINANCIAL STATEMENTS 2014

The CEO will receive 250% of his base pay as an LTIP award in 2015 while the remainder of the Executive Team members will receive 200% of their base pay as an LTIP award in respect of 2015. These awards are all subject to meeting the above performance conditions.
An application for 3 million additional shares will be made at the 2015 Annual General Meeting to meet the share allocation requirements under both the STI and the LTI. Page 19 of the Directors’ Report provides details of the total share allocations and remaining shares available for future allocations.
Non-Executive Directors' fees and allowances
In 2014 with the appointment of a new Chairman, a review of the board structure and meeting attendance was conducted; this resulted in a revision of the board committees consolidating them from seven to five sub-committees and introducing the role of the Lead Independent Director and Deputy Chairman. These changes resulted in a review of the board and board committee fees and a move in the market positioning.
The table below summarises the directors’ fees for the period as well as the comparative totals for 2013 and 2012:
Non-Executive Directors' fees and allowances
Figures in thousand (1)
Director
fees
Committee
fees
Travel
allowance
Total
Total
Total
US Dollars
2014
2013
2012
SM Pityana (2)
334
86
10
430
186 175
TT Mboweni - Retired on 14 May 2014 (3)
50
25
-
75
344 357
FB Arisman
-
-
-
-
120 251
R Gasant
117
63
8
188
131 118
NP January-Bardill
117
60
10
187
140 146
MJ Kirkwood
121
91
51
263
266 94
F Ohene-Kena
-
-
-
-
54 118
LW Nkuhlu (4)
148
90
8
246
184 178
WA Nairn
-
-
-
-
71 178
RJ Ruston
117
81
42
240
251 189
DL Hodgson
88
27
10
125
-
-
Total
1,092
523
139
1,754
1,747 1,804
(1)
Directors’ compensation is disclosed in US dollars.
(2)
On 17 February 2014, Sipho Pityana was appointed chairman of the board.
(3)
Fees are disclosed only for the period to which office is held.
(4)
Prof. Nkuhlu assumed the role of Lead Independent Director in February 2014, and Deputy Chairman in March 2014.

ANNUAL FINANCIAL STATEMENTS 2014

EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146
Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com

INDEPENDENT AUDITOR’S REPORT
To the shareholders of AngloGold Ashanti Limited

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited set out on pages 43 to
179, which comprise the statements of financial position as at 31 December 2014 and the statements of comprehensive income, statements of changes in equity and statements of cash flows for the year then ended, and the notes, comprising a summary of significant accounting policies and other explanatory information.
DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL
STATEMENTS
The company’s directors are responsible for the preparation and fair presentation of these consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of
South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated and separate financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated and separate financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
OPINION
In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of AngloGold Ashanti as at 31 December 2014, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial
Reporting Standards, and the requirements of the Companies Act of South Africa.

ANNUAL FINANCIAL STATEMENTS 2014

OTHER REPORTS REQUIRED BY THE COMPANIES ACT
As part of our audit of the consolidated and separate financial statements for the year ended 31 December 2014, we have read the Directors’ Report, the Audit and Risk Committee’s Report and the Company Secretary’s Certificate for the purpose of identifying whether there are material inconsistencies between these reports and the audited consolidated and separate financial statements. These reports are the responsibility of the respective preparers. Based on reading these reports we have not identified material inconsistencies between these reports and the audited consolidated and separate financial statements.
However, we have not audited these reports and accordingly do not express an opinion on these reports.
Ernst & Young Inc
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road,
Sandton, Johannesburg
19 March 2015

ANNUAL FINANCIAL STATEMENTS 2014

GROUP – INCOME STATEMENT
For the year ended 31 December
Figures in millions
Notes
2014
2013
2012
US Dollars
Revenue
3
5,378
5,708 6,632
Gold income 2,3
5,218
5,497 6,353
Cost of sales 4
(4,190)
(4,146) (3,964)
Gain (loss) on non-hedge derivatives and other commodity contracts 37
15
94 (35)
Gross profit
2
1,043
1,445 2,354
Corporate administration, marketing and other expenses 5
(92)
(201) (291)
Exploration and evaluation costs
(144)
(255) (395)
Other operating expenses 6
(28)
(19) (47)
Special items 7
(260)
(3,410) (402)
Operating profit (loss)
519
(2,440) 1,219
Dividends received 3
-
5 7
Interest received 3
24
39 43
Exchange (loss) gain
(7)
14 8
Finance costs and unwinding of obligations 8
(278)
(296) (231)
Fair value adjustment on $1.25bn bonds
(17)
(58) -
Fair value adjustment on option component of convertible bonds
-
9 83
Fair value adjustment on mandatory convertible bonds
-
356 162
Share of associates and joint ventures' loss 9
(25)
(162) (30)
Profit (loss) before taxation
216
(2,533) 1,261
Taxation 12
(255)
333 (346)
(Loss) profit for the year
(39)
(2,200) 915
Allocated as follows
Equity shareholders
(58)
(2,230) 897
Non-controlling interests
19
30 18
(39)
(2,200) 915
Basic (loss) earnings per ordinary share (cents)
13
(14)
(568) 232
Diluted (loss) earnings per ordinary share (cents)
13
(14)
(631) 177

ANNUAL FINANCIAL STATEMENTS 2014

GROUP – STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December
Figures in million
2014
2013
2012
US Dollars
(Loss) profit for the year
(39)
(2,200) 915
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations
(201)
(433) (92)
Net loss on available-for-sale financial assets
-
(23) (27)
Release on impairment of available-for-sale financial assets (note 7)
2
30 16
Release on disposal of available-for-sale financial assets
(1)
(1) -
Cash flow hedges
-
1 -
Deferred taxation thereon
(1)
2 6
-
9 (5)
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss) gain recognised
(22)
69 (14)
Deferred taxation rate change thereon
-
- (9)
Deferred taxation thereon
6
(20) 3
(16)
49 (20)
Other comprehensive loss for the year, net of tax
(217)
(375) (117)
Total comprehensive (loss) income for the year, net of tax
(256)
(2,575) 798
Allocated as follows
Equity shareholders
(275)
(2,605) 780
Non-controlling interests
19
30 18
(256)
(2,575) 798

ANNUAL FINANCIAL STATEMENTS 2014

GROUP – STATEMENT OF FINANCIAL POSITION
As at 31 December
Figures in millions
Notes
2014
2013
2012
US Dollars
ASSETS
Non-current assets
Tangible assets 15
4,863
4,815 7,776
Intangible assets 16
225
267 315
Investments in associates and joint ventures 18
1,427
1,327 1,047
Other investments 19
126
131 167
Inventories 20
636
586 610
Trade and other receivables 22
20
29 79
Deferred taxation 30
127
177 97
Cash restricted for use 23
36
31 29
Other non-current assets 21
25
41 7
7,485
7,404 10,127
Current assets
Other investments 19
-
1 -
Inventories 20
888
1,053 1,213
Trade and other receivables 22
278
369 472
Cash restricted for use 23
15
46 35
Cash and cash equivalents 24
468
648 892
1,649
2,117 2,612
Non-current assets held for sale 25
-
153 -
1,649
2,270 2,612
Total assets
9,134
9,674 12,739
EQUITY AND LIABILITIES
Share capital and premium 26
7,041
7,006 6,742
Accumulated losses and other reserves
(4,196)
(3,927) (1,269)
Shareholders' equity
2,845
3,079 5,473
Non-controlling interests
26
28 21
Total equity
2,871
3,107 5,494
Non-current liabilities
Borrowings 27
3,498
3,633 2,724
Environmental rehabilitation and other provisions 28
1,052
963 1,238
Provision for pension and post-retirement benefits 29
147
152 221
Trade, other payables and deferred income 31
15
4 10
Derivatives 37
-
- 10
Deferred taxation 30
567
579 1,084
5,279
5,331 5,287
Current liabilities
Borrowings 27
223
258 859
Trade, other payables and deferred income 31
695
820 979
Bank overdraft 24
-
20 -
Taxation 32
66
81 120
984
1,179 1,958
Non-current liabilities held for sale 25
-
57 -
984
1,236 1,958
Total liabilities
6,263
6,567 7,245
Total equity and liabilities
9,134
9,674 12,739

ANNUAL FINANCIAL STATEMENTS 2014

GROUP – STATEMENT OF CASH FLOWS
For the year ended 31 December
Figures in millions
Notes
2014
2013
2012
US Dollars
Cash flows from operating activities
Receipts from customers
5,351
5,709 6,523
Payments to suppliers and employees
(3,978)
(4,317) (4,173)
Cash generated from operations 33
1,373
1,392 2,350
Dividends received from joint ventures
-
18 72
Taxation refund 32
41
23 54
Taxation paid 32
(194)
(187) (507)
Net cash inflow from operating activities
1,220
1,246 1,969
Cash flows from investing activities
Capital expenditure
- project capital
(289)
(594) (779)
- stay-in-business capital
(724)
(907) (1,146)
Interest capitalised and paid
(1)
(5) (12)
Expenditure on intangible assets
(5)
(68) (79)
Proceeds from disposal of tangible assets
31
10 5
Other investments acquired
(79)
(91) (97)
Proceeds from disposal of other investments
73
81 86
Investments in associates and joint ventures
(65)
(472) (349)
Proceeds from disposal of associates and joint ventures
-
6 20
Loans advanced to associates and joint ventures
(56)
(41) (65)
Loans repaid by associates and joint ventures
20
33 1
Dividends received
-
5 7
Proceeds from disposal of subsidiary 25, 34
105
2 6
Cash in subsidiary acquired 34
-
- 5
Cash in subsidiary disposed 34
-
- (31)
Cash balances in assets held for sale
2
(2) -
Acquisition of subsidiary and loan 34
-
- (335)
Decrease (increase) in cash restricted for use
24
(20) (3)
Interest received
21
23 36
Loans advanced
-
- (45)
Net cash outflow from investing activities
(943)
(2,040)
(2,775)
Cash flows from financing activities
Proceeds from issue of share capital
-
- 2
Proceeds from borrowings
611
2,344 1,432
Repayment of borrowings
(761)
(1,486) (217)
Finance costs paid
(245)
(200) (145)
Acquisition of non-controlling interest
-
-
(215)
Revolving credit facility and bond transaction costs
(9)
(36) (30)
Dividends paid
(17)
(62) (236)
Net cash (outflow) inflow from financing activities
(421)
560 591
Net decrease in cash and cash equivalents
(144)
(234) (215)
Translation
(16)
(30) (5)
Cash and cash equivalents at beginning of year
628
892 1,112
Cash and cash equivalents at end of year 24
468
628 892

ANNUAL FINANCIAL STATEMENTS 2014

GROUP – STATEMENT OF CHANGES IN EQUITY
Figures in million
Equity holders of the parent
Share
capital
and
premium
Other
capital
reserves (1)
Accumulated
losses (2)
Cash
flow
hedge
reserve (3)
Available-
for-sale
reserve (4)
Actuarial
(losses)
gains
Foreign
currency
translation
reserve
Total
Non-
controlling
interests
Total
equity
US Dollars
Balance at 31 December 2011
6,689 171 (1,351) (2) 18 (73) (469) 4,983 137 5,120
Profit for the year 897 897 18 915
Other comprehensive loss (5) (20) (92) (117) (117)
Total comprehensive income
(loss)
- - 897 - (5) (20) (92) 780 18 798
Shares issued 53 53 53
Share-based payment for
share awards net of exercised
15 15 15
Acquisition of non-controlling
interest (5)
(144) (144) (71) (215)
Disposal of subsidiary (6)
- (45) (45)
Dividends paid (note 14) (215) (215) (215)
Dividends of subsidiaries - (17) (17)
Translation (9) 7 3 1 (1) -
Balance at 31 December 2012
6,742 177 (806) (2) 13 (90) (561) 5,473 21 5,494
Loss for the year (2,230) (2,230) 30 (2,200)
Other comprehensive income
(loss)
1 8 49 (433) (375) (375)
Total comprehensive (loss)
income
- - (2,230) 1 8 49 (433) (2,605) 30 (2,575)
Shares issued (7)
264 264 264
Share-based payment for
share awards net of
exercised (8)
(13) (13) (13)
Dividends paid (note 14) (40) (40) (40)
Dividends of subsidiaries - (23) (23)
Translation (28) 15 (3) 16 - -
Balance at 31 December 2013
7,006
136
(3,061)
(1)
18
(25)
(994)
3,079
28
3,107
Loss for the year
(58)
(58)
19
(39)
Other comprehensive loss
(16)
(201)
(217)
(217)
Total comprehensive loss
-
-
(58)
-
-
(16)
(201)
(275)
19
(256)
Shares issued
35
35
35
Share-based payment for
share awards net of exercised
6
6
6
Dividends of subsidiaries
-
(21)
(21)
Translation
(10)
10
(1)
1
-
-
Balance at 31 December 2014
7,041
132
(3,109)
(1)
17
(40)
(1,195)
2,845
26
2,871
(1)
Other capital reserves includes a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti
Limited of $12m (2013: $14m; 2012: $17m), surplus on equity transaction of joint venture of $36m (2013: $36m; 2012: $36m), share of associates and joint ventures' other comprehensive loss of $1m (2013: $2m; 2012: $1m), equity items for share-based payments of $82m
(2013: $85m; 2012: $123m) and other reserves.
(2)
Included in accumulated losses are retained earnings totaling $184m (2013: $83m; 2012: $181m) arising at equity accounted investments which may not be remitted without third party consent.
(3)
Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges that expired in prior periods. The cash flow hedge reserve shall remain in equity and will unwind over the life of Serra Grande mine.
(4)
Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.
(5)
On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold
Corporation for $220m less $5m for dividends declared and paid to minorities.
(6)
In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery (Pty) Limited, resulting in Rand Refinery (Pty)
Limited being reported as an associate.
(7)
Includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.
(8)
Includes reassessment of estimated vesting profile related to the accelerated share options.

ANNUAL FINANCIAL STATEMENTS 2014

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 DECEMBER

1    ACCOUNTING POLICIES
Statement of compliance
The consolidated and company financial statements are prepared in compliance with International Financial Reporting
Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board
(IASB) in the English language, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial reporting Pronouncements as issued by Financial Reporting Standards
Council, JSE listings requirements and in the manner required by the South African Companies Act, 2008.
New standards and interpretations issued
The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2014. The new standards, interpretations and amendments effective from 1 January 2014 had no impact on the group.
AngloGold Ashanti Limited is in the process of assessing the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted.
1.1   BASIS OF PREPARATION
The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year.
The group financial statements are presented in US dollars.
The group financial statements incorporate the financial statements of the company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust
Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies.
Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an equity method investment or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.
The acquisition of non-controlling interests is reflected as an equity transaction. The entire difference between the cost of the additional interest and the non-controlling interests’ fair value of its share at the date of acquisition is reflected as a transaction between owners.
Disclosures for non-controlling interests are assessed by reference to consolidated non-controlling interest.
Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

ANNUAL FINANCIAL STATEMENTS 2014

1.2  SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES
Use of estimates
The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations;
environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads;
asset impairments/ reversals (including impairments of goodwill); and write-downs of inventory to net realisable value.
Other estimates include post-employment, post-retirement and other employee benefit liabilities and deferred taxation.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.
The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Carrying value of goodwill and tangible assets
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.
These factors could include:
·
changes in proved and probable Ore Reserve;
·
the grade of Ore Reserve may vary significantly from time to time;
·
differences between actual commodity prices and commodity price assumptions;
·
unforeseen operational issues at mine sites; and
·
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.
Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-
line method, where those lives are limited to the life of the mine.
The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

ANNUAL FINANCIAL STATEMENTS 2014

The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
·
It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;
·
The group can identify the component of the orebody for which access has been improved; and
·
The costs relating to the stripping activity associated with that component or components can be measured reliably.
Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.
Once determined that any portion of the production stripping costs should be capitalised, the group uses the average stripping ratio of the component or components to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the orebody to which these assets relate.
This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences, except that stripping costs incurred during the development phase of a mine, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the life of the mine as a whole.
Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in operating costs.
An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 “Impairment of Assets”, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.
The group reviews and tests the carrying value of tangible assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. Refer note 15 for estimates and assumptions used to calculate recoverable amounts. In addition the group considers the reversal of previously recognised impairments at each reporting date. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.
The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36.
The carrying amount of goodwill in the consolidated financial statements at 31 December 2014 was $142m (2013: $154m;
2012:
$195m). The carrying amount of tangible assets at 31 December 2014 was $4,863m (2013: $4,815m;
2012: $7,776m). The impairment and derecognition of goodwill and tangible assets recognised in the consolidated financial statements for the year ended 31 December 2014 was nil (2013: $15m; 2012: nil) and $4m (2013: $2,978m;
2012: $356m) respectively.

ANNUAL FINANCIAL STATEMENTS 2014

Production start date
The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:
·
the level of capital expenditure compared to the construction cost estimates;
·
completion of a reasonable period of testing of the mine plant and equipment;
·
ability to produce gold in saleable form (within specifications and the de minimis rule); and
·
ability to sustain ongoing production of gold.
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Ore Reserve development.
Income taxes
The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values of the group at 31 December 2014:
·
deferred tax asset: $127m (2013: $177m; 2012: $97m);
·
deferred tax liability: $567m (2013: $579m; 2012: $1,084m);
·
taxation liability: $66m (2013: $81m; 2012: $120m); and
·
taxation asset: $25m (2013: $51m; 2012: $54m).
Unrecognised value of deferred tax assets: $563m (2013: $414m; 2012: $89m).
Provision for environmental rehabilitation obligations
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates.
Additionally, future changes to environmental laws and regulations, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.
The carrying amount of the rehabilitation obligations for the group at 31 December 2014 was $851m (2013: $728m;
2012: $841m).

ANNUAL FINANCIAL STATEMENTS 2014

Stockpiles, metals in process and ore on leach pad
Costs that are incurred in or benefit the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.
Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.
Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.
The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at
31 December 2014 was $1,106m (2013: $1,125m; 2012: $1,309m).
Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Continental Africa, AngloGold Ashanti Limited is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.
In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Continental
Africa and in Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti Limited, it could have an adverse effect upon the carrying value of these assets.
The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2014 was $169m
(2013: $229m; 2012: $243m).
Pension plans and post-retirement medical obligations
The determination of AngloGold Ashanti Limited’s obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti Limited believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-
retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.
The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at
31 December 2014 was $122m (2013: $111m; 2012: $221m).
Ore Reserve estimates
An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
The group is required to determine and report its Ore Reserve in accordance with the SAMREC code.

ANNUAL FINANCIAL STATEMENTS 2014

Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group’s financial results and financial position in a number of ways, including the following:
·
asset carrying values may be affected due to changes in estimated future cash flows;
·
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
·
overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
·
decommissioning site restoration and environmental provisions may change where changes in the estimated Ore
Reserve affect expectations about the timing or cost of these activities; and
·
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Share-based payments
The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-
settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.
Fair value is measured using the Black-Scholes option-pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The income statement charge for the year was $39m (2013: $30m; 2012: $66m).
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.
Firstly, when a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.
In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $20m, has been considered.

ANNUAL FINANCIAL STATEMENTS 2014

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.
1.3   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Equity-accounted investments
Joint ventures
A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in joint arrangements classified as joint ventures are accounted for using the equity method.
Profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group.
Dividends received from joint ventures are included in operating activities in the cash flow statement.
Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Associates
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on loans and equity are reported under share of profit and loss from investments accounted for using the equity method.
Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group.
Dividends received from associates are included in investing activities in the cash flow statement.
As the group only has significant influence, it is unable to obtain reliable information at reporting period on a timely basis.
The results of associates are equity-accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year end of the group. Adjustments are made to the associates’
financial results for material transactions and events in the intervening period.
Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Joint ventures and associates
Any losses of equity-accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.
The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.

ANNUAL FINANCIAL STATEMENTS 2014

Business combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. Acquisition-related costs are expensed as incurred and included in administrative expenses.
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognised in profit or loss.
Unincorporated joint ventures – joint operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.
Foreign currency translation
Functional currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).
Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for hedging derivative balances that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement”. Translation differences on these balances are reported as part of their fair value gain or loss.
Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income within equity.
Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
·
share capital and premium are translated at historical rates of exchange at the reporting date;
·
retained earnings are converted at historical average exchange rates;
·
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
·
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction);
·
all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation); and
·
other reserves, other than those translated above, are converted at the official closing rate at each reporting date.
These resulting exchange differences are recognised in retained earnings.
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.
When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

ANNUAL FINANCIAL STATEMENTS
2014

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
Segment reporting
An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The chief operating decision maker has been determined to be the Executive Committee.
Tangible assets
Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-
production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.
For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life.
For those assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:
·
buildings up to life of mine;
·
plant and machinery up to life of mine;
·
equipment and motor vehicles up to five years;
·
computer equipment up to three years; and
·
leased assets over the shorter of the period of the lease and the useful life.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.
Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.

ANNUAL FINANCIAL STATEMENTS 2014

Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of reserves which can be recovered economically in the future from known mineral deposits.
Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group uses the average stripping ratio and the average mine costs per tonne of the component to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the orebody
to
which these assets relate.
The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of the component per tonne of ore mined from the component or components. The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the orebody, divided by the number of tonnes expected to be mined from the component. The average mine stripping ratio and the average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and
changes in estimates.
Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-
production method based on estimated proved and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.
Land and assets under construction
Land and assets under construction are not depreciated and are measured at historical cost less impairments.
Mineral rights and dumps
Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore
Reserve. Dumps are amortised over the period of treatment.
Exploration and evaluation assets
All exploration costs are expensed until it is concluded that a future economic benefit will more likely than not be realised.
In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration.
·
Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location.
·
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable Ore Reserve after which the expenditure is capitalised as a mine development cost.
·
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.
Costs relating to property acquisitions are capitalised within development costs.

ANNUAL FINANCIAL STATEMENTS 2014

Intangible assets
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity-accounted joint ventures and associates is included within the carrying value of the investment which is tested for impairment when indicators exist.
Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses.
Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.
Royalty rate concession
The royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is tested for impairment when there is an indicator of impairment.
Software
Software purchased, including direct costs associated with customisation and installation of the software, is capitalised.
Internally-developed software is capitalised when it meets the criteria for capitalisation. Other software development expenditure is charged to the income statement when incurred. Software is amortised on a straight-line basis over its useful life which is determined to be the lesser of the license period of the software; the manufacturer’s announced upgrade that management intends to implement; or 3 years. Useful lives are reviewed, and adjusted if appropriate, annually.
Impairment of assets
Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.
The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-
generating units).
Leased assets
Assets subject to finance leases are capitalised at the lower of their fair value or the present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.
Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

ANNUAL FINANCIAL STATEMENTS 2014

Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.
Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Exploration and research expenditure
Pre-license costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:
·
metals in process are valued at the average total production cost at the relevant stage of production;
·
gold doré/bullion is valued on an average total production cost method;
·
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
·
by-products, which include uranium oxide and sulphuric acid, are valued using an average total production cost method. By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
·
mine operating supplies are valued at average cost; and
·
heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which metals are expected to be recovered in a period longer than 12 months is classified as a non-current asset.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
AngloGold Ashanti Limited does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a possible obligation.

ANNUAL FINANCIAL STATEMENTS 2014

Employee benefits
Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.
The asset/liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The value of any defined benefit asset recognised is restricted to the sum of any past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in other comprehensive income.
Other post-employment benefit obligations
Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognise a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 “Provisions,
Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.
Profit-sharing and bonus plans
The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group’s shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
Share-based payments
The group’s management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.
The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an

ANNUAL FINANCIAL STATEMENTS 2014

appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.
Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-
based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.
In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Environmental expenditure
The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes, the trusts are consolidated.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.
Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

ANNUAL FINANCIAL STATEMENTS 2014

Revenue recognition
Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue and costs can be reliably measured. The following criteria must also be present:
·
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
·
dividends and royalties are recognised when the right to receive payment is established;
·
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
·
where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.
Taxation
Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each reporting date.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.
Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.
Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense.
Special items
Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items and are presented below operating profit (loss) on the income statement.
Dividend distribution
Dividend distribution to the group’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.
Financial instruments
Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is dealt with below.
A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or
(b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

ANNUAL FINANCIAL STATEMENTS 2014

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.
On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.
Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.
Derivatives and hedge accounting
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.
The method of recognising fair value gains and losses depends on whether derivatives are classified as held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges); or hedges of the fair value of recognised asset or liability or a firm commitment (fair value hedges).
For cash flow hedges, the effective portions of fair value gains or losses are recognised in other comprehensive income until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting or when the hedge transactions affect earnings. Any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is recognised in the income statement. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gains and losses that were recognised directly in other comprehensive income are reclassified into earnings in the same periods during which the asset acquired or the liability assumed affects earnings for the period.
When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.
All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the statement of financial position as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.
Commodity-based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information.
These estimates are calculated with reference to the market rates using industry standard valuation techniques.
Other investments
Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments’ fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment.
Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is objective evidence that the asset is impaired based on a significant or prolonged decrease in the fair value of the equity instrument below its cost.
Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

ANNUAL FINANCIAL STATEMENTS 2014

Other non-current assets
·
Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
·
Post-retirement assets are measured according to the employee benefits policy.
Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairments relate to specific accounts whereby the carrying amount is directly reduced. The impairment is recognised in the income statement.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.
Cash restricted for use
Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.
Financial liabilities
Financial liabilities, other than derivatives and liabilities classified as at fair value through profit or loss, are subsequently measured at amortised cost, using the effective interest rate method.
Financial liabilities permitted to be designated on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise. Fair value of a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued.
Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value.
They are subsequently measured at the higher of the amount determined in accordance with IAS 37 “Provisions,
Contingent Liabilities and Contingent Assets”, and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 “Revenue”.
Convertible bonds
Convertible bonds, except equity components, are accounted for as liabilities. Option components are treated as derivative liabilities and carried at fair value, with changes in fair value recorded in the income statement as a separate instrument and reported separately except where the host contract is carried at fair value. The bond component is carried at amortised cost using the effective interest rate. Where the fair value option is elected, the bonds are carried at fair value with changes in fair value recorded in the income statement.
Treasury shares
The group’s own equity instruments, which are reacquired or held by subsidiary companies (treasury shares), are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group’s own equity instruments.

ANNUAL FINANCIAL STATEMENTS 2014

Fair value measurements
The group measures financial instruments at fair value at each reporting date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
For the purpose of fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.
Accounting for BEE transactions
Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.
Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.
A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.

ANNUAL FINANCIAL STATEMENTS 2014

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

2    SEGMENTAL INFORMATION
AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the
Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker
(CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Group analysis by origin is as follows:
Figures in million
Net operating assets
Total assets (2)(3)
US Dollars
2014
2013
2012
2014
2013
2012
South Africa(1)
1,754
1,941 2,619
2,124
2,325 3,082
Continental Africa(4)
1,424
1,339 3,184
3,239
3,391 4,846
Australasia(1)
672
776 684
906
1,108 1,045
Americas(1)
1,838
1,627 2,315
2,409
2,203 2,878
Other, including non-gold producing subsidiaries
37
39 60
456
647 888
5,725
5,722 8,862
9,134
9,674 12,739
Non-current assets considered material, by country are:
South Africa
1,908
*2,098 *2,786
Foreign entities
5,263
*4,927 *7,041
DRC
1,369
1,241
Ghana *1,388
Tanzania 1,058
Australia
743
878
Brazil
730
*726 *1,059
United States
805
Other
1,616
2,082 3,536
* The comparatives have been amended to exclude post-employment benefit assets and cash restricted for use.
Figures in million
Amortisation
Capital expenditure
US Dollars
2014
2013
2012
2014
2013
2012
South Africa
258
253 302
264
451 583
Continental Africa(2)
281
254 285
454
839 925
Australasia
150
98 36
91
285 369
Americas(2)
192
201 213
394
410 409
Other, including non-gold producing subsidiaries
8
8 9
6
8 36
889
814 845
1,209
1,993 2,322
Equity-accounted investments included above
(103)
(15) (10)
(191)
(411) (303)
786
799 835
1,018
1,582 2,019

ANNUAL FINANCIAL STATEMENTS 2014

2     SEGMENTAL INFORMATION continued
Gold production (attributable)
(000oz)
2014
2013
2012
South Africa
1,223
1,302
1,212
Continental Africa
1,597
1,460
1,521
Australasia
620
342
258
Americas
996
1,001
953
4,436
4,105
3,944
Figures in million
Gold income
US Dollars
2014
2013
2012
Geographical analysis of gold income by origin is as follows:
South Africa
1,527
1,810
2,013
Continental Africa(2)
2,105
2,111
2,609
Australasia
785
441
426
Americas
1,270
1,425
1,656
5,687
5,787
6,704
Equity-accounted investments included above
(469)
(290)
(351)
(note 3)
5,218
5,497
6,353
Foreign countries included in the above and considered material are:
Brazil
684
758
851
Ghana
642
772
Tanzania
605
640
906
Geographical analysis of gold income by destination is as follows:
South Africa
3,065
2,944
3,600
North America
704
1,064
1,197
Australia
775
435
426
Asia
414
399
387
Europe
429
355
404
United Kingdom
300
590
690
5,687
5,787
6,704
Equity-accounted investments included above
(469)
(290)
(351)
(note 3)
5,218
5,497
6,353
Figures in million
Gross profit (loss)(5)
US Dollars
2014
2013
2012
South Africa
216
510
651
Continental Africa(2)
469
475
959
Australasia
125
(9)
78
Americas(2)
309
516
736
Corporate and other
-
-
41
1,119
1,492
2,465
Equity-accounted investments included above
(76)
(47)
(111)
1,043
1,445
2,354
(1)
Total assets includes allocated goodwill of $10m (2013: $10m; 2012: $13m) for South Africa, $124m (2013: $136m; 2012: $159m) for
Australasia and $8m (2013: $8m; 2012: $23m) for Americas (note 16).
(2)
Includes equity-accounted investments.
(3)
In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in Continental
Africa, whilst in 2013, $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m).
(4)
As at 31 December 2013, total assets included assets held for sale in respect of Navachab Mine of $153m (note 25).
(5)
The group's segment profit measure is gross profit, which excludes the results of associates and joint ventures. For a reconciliation of gross profit to profit before taxation, refer to the group income statement.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
68
Figures in million
2014
2013
2012
US Dollars
3      REVENUE
Revenue consists of the following principal categories:
Gold income (note 2)
5,218
5,497 6,353
By-products (note 4)
132
149 206
- silver income
69
80 95
- uranium income
47
54 90
- sulphuric acid income
15
13 19
- other
1
2 2
Dividends received
-
5 7
Royalties received (note 7)
4
18 23
Interest received (note 33)
24
39 43
- loans and receivables(1)
9
23 13
- available-for-sale and held-to-maturity investments
6
8 5
- cash and cash equivalents
9
8 25
5,378
5,708 6,632
(1)
Interest received from loans and receivables comprises:
2
1 1
- related parties
-
5 4
- unwinding of long-term receivables
7
17 8
- other loans
9
23 13
4      COST OF SALES
Cash operating costs(1)
3,240
3,247 3,129
Insurance reimbursement
-
- (30)
By-products revenue (note 3)
(132)
(149) (206)
3,108
3,098 2,893
Royalties
131
129 164
Other cash costs
33
43 35
Share scheme and related costs
20
27 43
Total cash costs
3,292
3,297 3,135
Retrenchment costs
24
69 10
Rehabilitation and other non-cash costs
94
18 67
Production costs
3,410
3,384 3,212
Amortisation of tangible assets (notes 15 and 33)
750
775 830
Amortisation of intangible assets (notes 16 and 33)
36
24 5
Total production costs
4,196
4,183 4,047
Inventory change
(6)
(37) (83)
4,190
4,146 3,964
(1)
Cash operating costs comprise:
- salaries and wages
1,105
1,231 1,186
- stores and other consumables
702
747 746
- fuel, power and water
659
641 670
- contractors
531
632 560
- other
243
(4) (33)
3,240
3,247 3,129

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
69
Figures in million
2014
2013
2012
US Dollars
5
CORPORATE ADMINISTRATION, MARKETING
AND OTHER EXPENSES
Corporate administration expenses
80
183 236
Marketing expenses
1
6 10
Share scheme and related costs
11
12 45
92
201 291
6
OTHER OPERATING EXPENSES
Pension and medical defined benefit provisions
6
14 37
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations
15
5 10
Other expenses
7
- -
28
19 47
7      SPECIAL ITEMS
Impairment and derecognition of goodwill, tangible and intangible assets (notes 13, 15 and 16)
10
3,029 346
Impairment of other investments (notes 13)
2
30 16
Impairment of other receivables
1
- 1
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 20)
2
216 -
Write-down of consumable stores inventories
5
- -
Net inventory write-off at Geita due to fire
-
1 -
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (notes 13)
(25)
(2) 15
Profit on partial disposal of Rand Refinery (Pty) Limited (note 13)
-
- (14)
Royalties received (note 3)(1)
(4)
(18) (23)
Indirect tax expenses and legal claims(2)
19
43 40
Legal fees and other costs related to contract terminations and settlement costs(3)
30
19 21
Retrenchment and related costs(4)
210
24 -
Costs on early settlement of convertible bonds and transaction costs on the $1.25bn bonds and standby facility
-
61 -
Write off of a loan (Sokimo)
-
7 -
Loss on sale of Navachab mine (note 25)
2
- -
Write off of deferred loan fees
8
- -
260
3,410 402
(1)
Includes the Tau Lekoa royalty of $4m (2013: $5m; 2012: $5m) and Boddington royalty of nil (2013: $13m; 2012: $18m).
(2)
Indirect tax expenses and legal claims include the following:
- net impairment for non-recovery of VAT and fuel duties in Argentina, Brazil, Colombia, Guinea, Senegal and Tanzania of $19m
(2013: $43m; 2012: $29m); and
- the Westchester/Africore Limited legal claim of $11m in 2012.
(3)
Legal fees and other costs related to contract terminations and settlement cost include the following:
- Mongbwalu termination costs of $29m (2013: $15m; 2012: nil);
- the Mining & Building Contractors Limited (MBC) termination costs of nil (2013: $1m; 2012: $17m);
- contract settlement costs of $4m in 2012; and
- other movements of $1m (2013: $3m; 2012: nil).
(4)
The Obuasi mine was transitioned to limited operations during the year, as a result, all the employees were retrenched at a cost of
$210m.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
70
Figures in million
2014
2013
2012
US Dollars
8
FINANCE COSTS AND UNWINDING OF
OBLIGATIONS
Finance costs
Finance costs on rated bonds and corporate notes
211
148 74
Finance costs on convertible bonds
-
18 27
Finance costs on bank loans and overdrafts
30
43 18
Finance costs on mandatory convertible bonds
-
26 37
Amortisation of fees
5
10 15
Finance lease charges
5
5 6
Other finance costs
1
2 2
252
252 179
Amounts capitalised (note 15)
(1)
(5) (12)
Total finance costs
251
247 167
Unwinding of obligations, accretion of convertible bonds and other discounts
Unwinding of decommissioning obligation (note 28)
12
13 11
Unwinding of restoration obligation (note 28)
13
14 17
Unwinding of other provisions (note 28)
1
2 1
Accretion of convertible bonds discount
1
20 30
Discounting of long-term trade and other receivables
-
- 5
Total unwinding of obligations, accretion of convertible bonds and other discounts
27
49 64
Total finance costs, unwinding of obligations, accretion of convertible bonds and other discounts (note 33)
278
296 231
9
SHARE OF ASSOCIATES AND JOINT
VENTURES’ LOSS
Revenue
519
334 383
Operating costs, special items and other expenses
(523)
(315) (326)
Net interest received
6
4 2
Profit before taxation
2
23 59
Taxation
(22)
(21) (30)
(Loss) profit after taxation
(20)
2 29
Impairment of investments in associates (note 18)
(22)
(14) (20)
Impairment of investments in joint ventures (notes 13 and 18)
(6)
(181) (39)
Loss on disposal of loan to joint venture (notes 13 and 18)
-
- (2)
Reversal of impairment in associate (notes 13 and 18)
3
- 2
Reversal of impairment in joint venture (notes 13 and 18)
20
31 -
(note 33)
(25)
(162) (30)

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
71
Figures in million
2014
2013
2012
US Dollars
10    EMPLOYEE BENEFITS
Employee benefits including Executive Directors' and Prescribed
Officers' salaries and other benefits
1,175
1,321 1,298
Health care and medical scheme costs
- current medical expenses
70
72 77
- defined benefit post-retirement medical expenses
10
13 36
Pension and provident plan costs
- defined contribution
60
64 69
- defined benefit pension plans
-
11 9
Retrenchment costs
234
82 10
Share-based payment expense (note 11)
39
30 66
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses
1,588
1,593 1,565
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
- current service cost
-
1 1
- interest cost
10
12 13
- recognised past service cost
-
- 22
10
13 36
Defined benefit pension plans
- current service cost
4
6 7
- interest cost
20
24 27
- interest income
(24)
(21) (25)
- recognised past service cost
-
2 -
-
11 9
Actual return on plan assets
- defined benefit pension and medical plans
26
64 45
Refer to note 35 for details of Directors’ and Prescribed Officers' emoluments.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
72
Figures in million
2014
2013
2012
US Dollars
11     SHARE-BASED PAYMENTS
Share incentive schemes
No new share incentive schemes were approved by the
shareholders of AngloGold Ashanti Limited during the current financial year. New awards were made under the amended BSP and
LTIP plans. The total cost relating to employee share incentive schemes was $39m (2013: $30m; 2012: $66m) and is made up as
follows:
Employee Share Ownership Plan (ESOP) - Free shares
-
3 4
Employee Share Ownership Plan (ESOP) - E ordinary shares to
employees
-
2 4
Bonus Share Plan (BSP)
27
24 37
Long Term Incentive Plan (LTIP)
10
(1) 21
Share Retention Bonus Scheme
2
2 -
Total share-based payment expense
39
30 66
Equity-settled share incentive schemes

Employee Share Ownership Plan (ESOP)
On 12 December 2006, AngloGold Ashanti Limited announced the finalisation of the Bokamoso Employee Share
Ownership Plan (Bokamoso ESOP) with the National Union of Mineworkers (NUM), Solidarity and United Association of
South Africa (UASA). The Bokamoso ESOP creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.
The company also undertook an empowerment transaction with a black economic empowerment investment vehicle,
Izingwe, in 2006.
In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares.
AngloGold Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued
E ordinary shares to the trust for the benefit of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary shares are:
·
AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formulae, respectively;
·
the E ordinary shares will not be listed;
·
the E ordinary shares which are not cancelled will be converted into ordinary shares; and
·
the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one-half is included in the strike price calculation.
On 14 April 2011, AngloGold Ashanti Limited, NUM, Solidarity, UASA, Izingwe and the Bokamoso ESOP Board of
Trustees announced the modification of the empowerment transactions concluded between the company and the unions, and the company and Izingwe respectively in 2006.
This modification was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E ordinary shares vested and lapsed at no additional value to
Bokamoso ESOP beneficiaries and Izingwe.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
73
11     SHARE-BASED PAYMENTS continued
Equity-settled share incentive schemes continued
Employee Share Ownership Plan (ESOP) continued
In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti Limited shareholders, the scheme was modified as follows:
·
all lapsed E ordinary shares that vested without value were reinstated;
·
the strike (base) price was fixed at R320.00 per share for the Bokamoso ESOP and R330.00 for Izingwe;
·
the notional interest charge that formed part of the original cancellation formula fell away;
·
as previously, 50% of any dividends declared was used to reduce the strike price;
·
as previously, the remaining 50% is paid directly to participants under the empowerment transaction; and
·
the life span of the scheme was extended by an additional one year, the last vesting being in 2014, instead of 2013.
A minimum pay out on vesting of the E ordinary shares has been set at R40.00 each and a maximum pay out of
R70.00 each per E ordinary share for Izingwe and R90.00 each for members of the Bokamoso ESOP
(i.e. employees), including the impact of the 50% of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti
Limited and its shareholders.
The total incremental fair value of awards granted was R29.14 per share and was included in earnings up to the vesting date in 2014. The company recorded a charge of $12m in 2011 to earnings as a result of the modification.
The award of free ordinary shares to employees
The fair value of each free share awarded on 1 November each year was as follows:
Award date
2006
2007
2008
2011
Calculated fair value
R320.00
R305.99
R188.48
R306.99
The fair value was equal to the market value at the date-of-grant. Dividends declared and paid to the trust were accrued and paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vested from
2009 and each subsequent year up to the expiry date of 1 November 2014.
Accordingly, for the awards issued, the following information is available:
Number of
shares
Weighted
average
exercise
price (ZAR)
Number of
shares
Weighted
average
exercise
price (ZAR)
Number of
shares
Weighted
average
exercise
price (ZAR)
2014
2013
2012
Awards outstanding at beginning of
year
5,171
-
154,757 - 326,906 -
Awards reallocated during the year
486
-
726 - 10,311 -
Awards lapsed during the year
(486)
-
(726) - (10,311) -
Awards exercised during the year
(5,171)
-
(149,586) - (172,149) -
Awards outstanding at end of year
-
-
5,171 - 154,757 -
During 2014, the rights to a total of 486 (2013: 726; 2012: 10,311) shares were surrendered by the participants. A cumulative total of nil (2013: 9,720; 2012: 10,968) shares were allotted to deceased, retired or retrenched employees.
The income statement charge for the year was nil (2013: $3m; 2012: $4m).
The award of E ordinary shares to employees
Before the modification of the ESOP scheme the average fair value per share of the E ordinary shares awarded to employees on 1 November each year was as follows:
Award date
2006
2007
2008
Calculated fair value
R105.00
R79.00
R13.40
After the modification of the ESOP scheme during April 2011, the average fair value per share of the E ordinary shares was R49.57.
Dividends declared in respect of the E ordinary shares were firstly allocated to cover administration expenses of the trust, where after they accrued and were paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a six-year period which commenced on the third anniversary of the original 2006 award, the company cancelled the relevant number of E ordinary shares as stipulated by a cancellation formula.
Any E ordinary shares that remained in that tranche were converted to ordinary shares for the benefit of employees.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
74
11    SHARE-BASED PAYMENTS continued
Equity-settled share incentive schemes continued
Accordingly, for the E ordinary shares issued, the following information is available:
Number of
shares
Weighted
average
exercise
price (ZAR)
Number of
shares
Weighted
average
exercise
price (ZAR)
Number of
shares
Weighted
average
exercise
price (ZAR)
2014
2013
2012
Awards outstanding at beginning of
year
362,006
312.56
917,752 313.31 1,532,962 315.31
Awards granted during the year
-
312.56
- - - -
Awards reallocated during the year
3,444
312.56
2,664 310.30 32,064 312.97
Awards lapsed during the year
(3,444)
312.56
(2,664) 310.30 (32,064) 312.97
Awards converted during the year
(362,006)
312.56
(555,746) 312.57 (615,210) 313.39
Awards outstanding at end of year
-
-
362,006 312.56 917,752 313.31
The weighted average exercise price was calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date, the exercise price was calculated at the modified price of
R320.00 less dividend apportionment. The income statement charge for the year was less than $1m (2013: $2m;
2012: $4m).
During 2013, the rights to a total of 3,444 (2013: 2,664; 2012: 32,064) shares were surrendered by participants. A total of 362,006 (2013: 555,746; 2012: 615,210) E ordinary shares were converted into 154,299 (2013: 145,018;
2012: 84,446) ordinary shares during the year. A total of nil (2013: nil; 2012: nil) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.
The award of E ordinary shares to Izingwe
Before the modification of the scheme the average fair value of the E ordinary shares granted to Izingwe on
13 December 2006 was R90.00 per share. After the modification the average fair value of the E ordinary shares granted to Izingwe was R44.61 per share. Dividends declared in respect of the E ordinary shares were accrued and paid to
Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a six-year period which commenced on the third anniversary of the award, the company cancelled the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares that remained in that tranche were converted to ordinary shares for the benefit of Izingwe.
Accordingly, for the awards issued, the following information is available:
Number of
shares
Weighted
average
exercise
price (ZAR)
Number of
shares
Weighted
average
exercise
price (ZAR)
Number of
shares
Weighted
average
exercise
price (ZAR)
2014
2013
2012
E ordinary shares outstanding at
beginning of year
350,000
322.56
700,000 323.31 1,050,000 325.31
E Ordinary shares converted during
the year
(350,000)
322.56
(350,000) 322.56 (350,000) 323.31
E ordinary shares outstanding at end
of year
-
-
350,000 322.56 700,000 323.31
The weighted average exercise price was calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date, the exercise price was calculated at the modified price of
R330.00 less dividend apportionment. $19m was expensed at inception of the scheme in 2006.
A total of 350,000 (2013: 350,000; 2012: 350,000) E ordinary shares were converted into 149,733 (2013: 91,683;
2012: 48,532) ordinary shares during the year. A total of nil (2013: nil; 2012: nil) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.
The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the
Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. Expected volatility is based on the historical volatility of AngloGold Ashanti Limited's shares. These estimates involve inherent uncertainties and the application of management judgement. In addition, the company is required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
75
11     SHARE-BASED PAYMENTS continued
Equity-settled share incentive schemes continued
The award of E ordinary shares to Izingwe continued
The Black-Scholes option-pricing model used the following assumptions, at grant date:
Award date
2006
2007
2008
2011
Risk-free interest rate
7.00%
7.00%
7.00%
6.63%
Dividend
yield
2.30%
2.06%
1.39%
0.99%
Volatility factor of market share price
36.00%
33.00%
35.00%
33.50%
Bonus Share Plan (BSP)
The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold
Ashanti Limited or a company under the joint control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years' service for awards granted prior to 2008. For BSP awards granted between
2008 and 2012, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years. For BSP awards granted from 2013 onwards, 50% will vest after one year and the remaining 50% will vest after two years. The additional
20% retention award for holding the shares for 36 months falls away, and is replaced by the matching shares being a
120% as opposed to a 100%. For executives, the same principal will apply but the matching will be at 150%.
The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant.
AngloGold Ashanti Limited's Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.
Accordingly, for the awards issued, the following information is available:
Award date (unvested awards and awards vested
during the year)
2011
2012
2013
2014
Calculated fair value
R340.00
R 328.59
R 226.46
R 198.05
Vesting date 50% (2010, 2011, 2012 at 40%)
21 Feb 2012
21 Feb 2013
13 Mar 2014
24 Feb 2015
Vesting date 50% (2010, 2011, 2012 at 60%)
21 Feb 2013
21 Feb 2014
13 Mar 2015
24 Feb 2016
Vesting date (conditional 20%)
21 Feb 2014
21 Feb 2015
-
-
Expiry date
20 Feb 2021
20 Feb 2022
12 Mar 2023
23 Feb 2024
Number of
shares
Weighted
average
exercise
price (ZAR)
Number of
shares
Weighted
average
exercise
price (ZAR)
Number of
shares
Weighted
average
exercise
price (ZAR)
2014
2013
2012
Awards outstanding at beginning of
year
2,598,887
-
2,156,456 - 1,825,378 -
Awards granted during the year
1,983,469
-
1,300,968 - 993,146 -
Awards lapsed during the year
(408,491)
-
(212,802) - (104,026) -
Awards exercised during the year
(868,350)
-
(645,735) - (558,042) -
Awards outstanding at end of year
3,305,515
-
2,598,887 - 2,156,456 -
Awards exercisable at end of year
1,328,104
-
1,217,468 - 880,774 -
During 2014, the rights to a total of 408,491 (2013: 212,802; 2012: 104,026) shares were surrendered by the participants. A cumulative total of 112,719 (2013: 158,408; 2012: 22,835) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $27m (2013: $24m; 2012: $37m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
76
11    SHARE-BASED PAYMENTS continued
Equity-settled share incentive schemes continued
Long Term Incentive Plan (LTIP)
The LTIP is intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to Executive
Directors and selected senior management of participating companies. Participating companies include AngloGold
Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the joint control of AngloGold Ashanti
Limited, unless the board excludes such a company.
An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti Limited determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited's Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.
The main performance conditions in terms of the LTIP issued in 2012 are:
·
up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
·
up to 30% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
·
up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
·
three-years’ service is required.
The main performance conditions in terms of the LTIP issued in 2013 are:
·
up to 50% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
·
up to 35% of an award will be dependent on the achievement of strategic performance measures that has been set by the Remuneration Committee;
·
up to 15% of an award will be dependent on meeting the free cash flow generated from operations (before project capital) budget; and
·
three-years’ service is required.
The main performance conditions in terms of the LTIP issued in 2014 are:
·
up to 50% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
·
up to 50% of an award will be dependent on the achievement of strategic performance measures that has been set by the Remuneration Committee;
·
a safety multiplier of 20% will be applied based on safety performance; and
·
three-years’ service is required.
Accordingly, for the awards made, the following information is available:
Award date (unvested awards and awards vested
during the year)
2011
2012
2013
2014
Calculated fair value R340.00 R328.59 R 226.46
R 198.05
Vesting date 21 Feb 2014 21 Feb 2015 13 Mar 2016
24 Feb 2017
Expiry date 20 Feb 2021 20 Feb 2022 12 Mar 2023
23 Feb 2024
Number of
shares
Weighted
average
exercise
price (ZAR)
Number of
shares
Weighted
average
exercise
price (ZAR)
Number of
shares
Weighted
average
exercise
price (ZAR)
2014
2013
2012
Awards outstanding at beginning of
year
2,872,630
-
2,330,906
-
1,982,060
-
Awards granted during the year
2,217,675
-
1,815,497
-
983,554
-
Awards lapsed during the year
(916,790)
-
(998,091)
-
(294,216)
-
Awards exercised during the year
(209,153)
-
(275,682)
-
(340,492)
-
Awards outstanding at end of year
3,964,362
-
2,872,630
-
2,330,906
-
Awards exercisable at end of year
355,524
-
357,880
-
250,932
-
The income statement expense for the year was $10m (2013: credit of $1m; 2012: expense of $21m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
77
11     SHARE-BASED PAYMENTS continued
Equity-settled share incentive schemes continued
Share Retention Bonus Scheme
This award is specifically to address the retention of executive management. Executives received an additional ad-hoc incentive comprising an LTIP award in March 2013 and a deferred cash portion delivered in August 2014. The scheme is a performance-based share award, equivalent to 60% of the executives’ base pay as at 1 January 2013. Subject to performance criteria, these shares vested during September 2014. The cash portion was 40% of the executives’ base pay (80% for the CFO based on the January 2013 total base pay inclusive of off-shore payments where applicable).
The scheme was subject to delivery on key business imperatives and on delivery of adjusted headline earnings above a threshold of 50% of the approved targeted adjusted headline earnings over the performance period. Failure to meet any of the performance criteria resulted in the forfeiture of the retention bonus.
Accordingly, for the awards made, the following information is available:
Award date (unvested awards and awards vested during the year)
2013
Calculated fair value
R 226.46
Vesting date
Aug 2014
Expiry date
Aug 2017
Number of
shares
Weighted
average
exercise
price (ZAR)
Number
of shares
Weighted
average
exercise
price (ZAR)
2014
2013
Awards outstanding at beginning of year
159,984
-
-
-
Awards granted during the year
-
-
203,863
-
Awards lapsed during the year
(9,684)
-
(34,923)
-
Awards exercised during the year
-
-
(8,956)
-
Awards outstanding at end of year
150,300
-
159,984
-
Awards exercisable at end of year
150,300
-
-
-
The income statement charge for the year was $2m (2013: $2m; 2012: nil).
Co-Investment Executive Share Plan (CIP)
To assist executives in meeting their Minimum Shareholding Requirements (MSR’s) with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted on the conditions below:
·
Executives will be allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at
150%, with vesting over a two-year period in two equal tranches.
Accordingly, for the awards made, the following information is available:
Award date (unvested awards and awards vested during the year)
2014
2013
Calculated weighted average fair value
R193.34
R226.46
Vesting date
2016
2015
Expiry date
2024
2023
Number of
shares
Weighted
average
exercise
price (ZAR)
Number
of shares
Weighted
average
exercise
price (ZAR)
2014
2013
Awards outstanding at beginning of year
20,133
-
-
-
Awards granted during the year
50,083
-
20,810
-
Awards lapsed during the year
(1,287)
-
(677)
-
Awards exercised during the year
(12,226)
-
-
-
Awards outstanding at end of year
56,703
-
20,133
-
Awards exercisable at end of year
-
-
-
-
The income statement charge for the year was less than $1m (2013: less than $1m; 2012: nil).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
78
Figures in million
2014
2013
2012
US Dollars
12  TAXATION
South African taxation
Mining tax
21
7 54
Non-mining tax(1)
5
1 18
Prior year under (over) provision
4
(26) (3)
Deferred taxation
Temporary differences(2)
(20)
(39) 65
Unrealised non-hedge derivatives and other commodity contracts
4
25 (10)
Change in estimated deferred tax rate(3)
(24)
- (9)
Change in statutory tax rate(4)
-
- (131)
(10)
(32) (16)
Foreign taxation
Normal taxation
152
160 354
Prior year over provision
(17)
(8) (9)
Deferred taxation
Temporary differences(2)
130
(453) (21)
Change in statutory tax rate
-
-
38
265
(301) 362
255
(333) 346
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:
%
% %
Effective tax rate
118
13 27
Disallowable items
Derivative and other commodity contracts losses and fair value gains
(2)
(3) 6
Share of associates and joint ventures' loss
(3)
2 (1)
Exploration, corporate and other disallowable expenses (5)
(6)
3 (9)
Foreign income tax allowances and rate differentials
(7)
(2) (6)
Exchange variation and translation adjustments
(14)
- (1)
Derecognition of deferred tax assets
(13)
13 -
Non-tax effective losses(5)
(64)
4 (2)
Capital allowances
9
(1) 1
Change in estimated deferred tax rate(3)
11
- 1
Change in statutory tax rate(4)
-
- 8
Other
(1)
(1) 4
Estimated corporate tax rate(1)
28
28 28
(1)
The South African statutory tax rates are as follows:
Non-mining statutory tax rate 28% (2013: 28%; 2012: 28%); and
Maximum statutory mining tax rate 34% (2013: 34%; 2012: 34%) - refer mining formula in footnote 4.
(2)
Included in temporary differences in South African taxation is a tax credit on the impairment, derecognition and disposal of tangible assets of nil (2013: $86m; 2012: $16m). Included in temporary differences of foreign taxation is a net tax credit on the impairment and disposal of tangible assets of $8m (2013: $499m; 2012: $90m) and write-down of inventories of $9m (2013: $68m; 2012: $90m).
(3)
In South Africa, the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group's current estimate of future profitability when temporary differences will reverse.
Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of $24m (2013: nil; 2012:
$9m).
(4)
Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations.
(5)
The comparatives have been amended to separately disclose amounts related to exploration, corporate and other disallowable expenses and non-tax effective losses for improved disclosure.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
79
12    TAXATION continued
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. South Africa operates under two tax paying operations, Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.
The formula for determining the South African mining tax rate is:
Y = 34 - 170/X (2013: Y = 34 - 170/X; 2012: Y = 34 - 170/X)
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.
Figures in million
2014
2013
2012
US Dollars
Analysis of unrecognised tax losses
Tax losses available to be utilised against future profits
-
- 5
- utilisation required within one year
235
171 -
- utilisation required between two and five years
1,635
1,221 263
- utilisation in excess of five years
1,870
1,392 268
Unrecognised value of deferred tax assets: $563m (2013: $414m; 2012: $89m), mainly relating to tax losses incurred at
Cripple Creek & Victor, Obuasi and Colombia.
US Cents
13    (LOSS) EARNINGS PER ORDINARY SHARE
Basic (loss) earnings per ordinary share
The calculation of basic (loss) earnings per ordinary share is based on
(losses) profits attributable to equity shareholders of ($58m) (2013:
($2,230m); 2012: $897m) and 407,729,050 (2013: 392,625,264;
2012: 386,766,345) shares being the weighted average number of ordinary shares in issue during the financial year.
(14)
(568) 232
Diluted (loss) earnings per ordinary share
The calculation of diluted (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of ($58m) (2013:
($2,560m); 2012: $747m) and 407,729,050 (2013: 405,546,908;
2012: 422,131,159) shares being the diluted number of ordinary shares.
(14)
(631) 177
Number of shares
In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary shares
403,339,562
389,184,639 382,757,790
E ordinary shares(1)
585,974
1,460,705 2,392,316
Fully vested options (2)
3,803,514
1,979,920 1,616,239
Weighted average number of shares
407,729,050
392,625,264 386,766,345
Dilutive potential of share options(3)
-
- 1,840,199
Dilutive potential of convertible bonds
-
12,921,644 33,524,615
Diluted number of ordinary shares
407,729,050
405,546,908 422,131,159
Figures in million
US Dollars
In calculating the diluted (loss) earnings attributable to equity shareholders, the following were taken into consideration:
(Loss) profit attributable to equity shareholders
(58)
(2,230) 897
Interest expense of convertible bonds, where dilutive
-
26 63
Amortisation of issue cost and discount of convertible bonds
-
- 32
Fair value adjustment on convertible bonds included in income
-
(356) (245)
(Loss) profit attributable to equity shareholders used to calculate diluted earnings per share
(58)
(2,560) 747
The mandatory convertible bonds issued during 2010 (note 27) are not included in basic earnings per ordinary share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument. As they converted in 2013, they are partially included in that year.
(1)
As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.
(2)
Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(3)
Share options could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are anti-dilutive for 2013 and 2014.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
80
Figures in million
2014
2013
2012
US Dollars
13    (LOSS) EARNINGS PER ORDINARY SHARE
continued
Headline (loss) earnings
The (loss) profit attributable to equity shareholders was adjusted by the following to arrive at headline earnings:
(Loss) profit attributable to equity shareholders
(58)
(2,230) 897
Impairment and derecognition of tangible and intangible assets
(notes 7,15 and 16)
10
3,029 346
Tax on item above
(2)
(915) (103)
Net amount
8
2,114 243
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (notes 7)
(25)
(2) 15
Tax on item above
8
- (4)
Net amount
(17)
(2) 11
Impairment of other investments (notes 7 and 19)
2
30 16
Profit on partial disposal of Rand Refinery (Pty) Limited (note 7)
-
- (14)
Impairment of investments in associates and joint ventures
(notes 9 and 18)
1
195 59
Reversal of impairment in associates and joint ventures
(notes 9 and 18)
(23)
(31) (2)
Loss on disposal of loan to joint venture (notes 9 and 18)
-
- 2
Loss on sale of Navachab mine (note 7)
2
- -
Special items of associates and joint ventures
6
2 (4)
(79)
78 1,208
Headline earnings is calculated in accordance with Circular 2/2013 as issued by the South African Institute of Chartered Accountants
(SAICA).
Headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. Headline earnings as defined in
Circular 2/2013 issued by SAICA, separates from earnings all separately identifiable remeasurements. It is not necessarily a measure of sustainable earnings.
US Cents
Basic headline (loss) earnings per share
The calculation of basic headline (loss) earnings per ordinary share is based on basic headline (losses) earnings of ($79m) (2013: $78m;
2012: $1,208m) and 407,729,050 (2013: 392,625,264; 2012:
386,766,345) shares being the weighted average number of ordinary shares in issue during the year.
(19)
20 312
Diluted headline (loss) earnings per share
The calculation of diluted headline (loss) earnings per ordinary share is based on diluted headline (losses) earnings of ($79m) (2013:
($252m); 2012: $1,058m) and 407,729,050 (2013: 405,546,908;
2012: 422,131,159) shares being the weighted average number of ordinary shares in issue during the year.
(19)
(62) 251
US Dollars
In calculating diluted headline (loss) earnings, the following were taken into consideration:
Headline (loss) earnings
(79)
78 1,208
Interest expense of convertible bonds, where dilutive
-
26 63
Amortisation of issue cost and discount of convertible bonds
-
- 32
Fair value adjustment on convertible bonds included in income
-
(356) (245)
Diluted headline (loss) earnings
(79)
(252) 1,058

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
81
Figures in million
2014
2013
2012
US Dollars
14    DIVIDENDS
Ordinary shares
No. 112 of 200 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012 (26 US cents per share).
-
- 101
No. 113 of 100 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012 (12 US cents per share).
-
- 45
No. 114 of 100 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012 (12 US cents per share).
-
- 47
No. 115 of 50 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012 (6 US cents per share).
-
- 22
No. 116 of 50 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013 (5 US cents per share).
-
21 -
No. 117 of 50 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013 (5 US cents per share).
-
19 -
E ordinary shares
No. E12 of 100 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012 (13 US cents per share).
-
- -
No. E13 of 50 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012 (6 US cents per share).
-
- -
No. E14 of 50 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012 (6 US cents per share).
-
- -
No. E15 of 25 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012 (3 US cents per share).
-
- -
No. E16 of 25 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013 (2.5 US cents per share).
-
- -
No. E17 of 25 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013 (2.5 US cents per share).
-
- -
-
40 215

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS 2014
82
15   TANGIBLE ASSETS
Figures in million
Mine
development
costs
Mine
infra-
structure
Mineral
rights
and
dumps
Exploration
and
evaluation
assets
Assets
under
construction
Land
and
buildings
Total
US Dollars
Cost
Balance at 1 January 2012
7,432
3,603 1,050 34 531 72 12,722
Additions
- project capital
133
51 - - 601 6 791
- stay-in-business capital 624
328 - 2 192 3 1,149
Acquisition of subsidiary (note 34) -
603 8 - - 5 616
Disposals (1)
(26) - - - - (27)
Disposal of subsidiary (note 34) -
(72) - - - (3) (75)
Transfers and other movements(1)
111
243 (110) - (239) (1) 4
Finance costs capitalised (note 8)(2)
-
- - - 12 - 12
Translation (165)
(53) (3) (1) (13) (2) (237)
Balance at 31 December 2012
8,134 4,677 945 35 1,084 80 14,955
Accumulated amortisation and
impairments
Balance at 1 January 2012
3,829
1,783 474 32 49 10 6,177
Amortisation for the year (notes 4 and 33) 541
279 8 - - 2 830
Impairment and derecognition of assets
(notes 7 and 13) (3)
254
87 - - 15 - 356
Disposals (1)
(25) - - - - (26)
Disposal of subsidiary (note 34) -
(22) - - - - (22)
Transfers and other movements(1)
32
(8) (41) - - - (17)
Translation (95)
(19) (2) (1) (1) (1) (119)
Balance at 31 December 2012
4,560 2,075 439 31 63 11 7,179
Net book value at 31 December 2012
3,574 2,602 506 4 1,021 69 7,776
Cost
Balance at 1 January 2013
8,134
4,677 945 35 1,084 80 14,955
Additions
- project capital
60
61 - - 483
9
613
- stay-in-business capital 530
255 - - 119 3 907
Disposals (2)
(57) - - (82) - (141)
Transfers and other movements(1)
(494)
310 17 - (748) (1) (916)
Finance costs capitalised (note 8) (2)
-
- - - 5 - 5
Translation (800)
(280) (24) (1) (112) (8) (1,225)
Balance at 31 December 2013
7,428 4,966 938 34 749 83 14,198
Accumulated amortisation and
impairments
Balance at 1 January 2013
4,560
2,075 439 31 63 11 7,179
Amortisation for the year (notes 4 and 33) 483
282 8 - - 2 775
Impairment and derecognition of assets
(notes 7 and 13) (3)
1,357
964 451 - 196 10 2,978
Disposals (1)
(31) - - - - (32)
Transfers and other movements(1)
(885)
79 12 - (126) (3) (923)
Translation (496)
(75) (14) 1 (7) (3) (594)
Balance at 31 December 2013
5,018 3,294 896 32 126 17 9,383
Net book value at 31 December 2013
2,410 1,672 42 2 623 66 4,815

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
83
15
TANGIBLE ASSETS continued
Figures in million
Mine
development
costs
Mine
infra-
structure
Mineral
rights
and
dumps
Exploration
and
evaluation
assets
Assets
under
construction
Land
and
buildings
Total
US Dollars
Cost
Balance at 1 January 2014
7,428
4,966
938
34
749
83
14,198
Additions
- project capital
19
-
-
-
268
2
289
- stay-in-business capital
428
116
-
1
177
2
724
Disposals
(1)
(25)
-
-
-
-
(26)
Transfers and other movements
(1)
(281)
427
31
-
(405)
5
(223)
Finance costs capitalised (note 8)
(2)
-
-
-
-
1
-
1
Translation
(355)
(115)
(11)
-
(33)
(4)
(518)
Balance at 31 December 2014
7,238
5,369
958
35
757
88
14,445
Accumulated amortisation and
impairments
Balance at 1 January 2014
5,018
3,294
896
32
126
17
9,383
Amortisation for the year (notes 4 and 33)
501
240
7
-
-
2
750
Impairment and derecognition of assets
(notes 7 and 13)
(3)
1
1
-
-
2
-
4
Disposals
(1)
(23)
-
-
-
-
(24)
Transfers and other movements
(1)
(249)
37
(3)
-
(47)
-
(262)
Translation
(225)
(34)
(7)
-
(2)
(1)
(269)
Balance at 31 December 2014
5,045
3,515
893
32
79
18
9,582
Net book value at 31 December 2014
2,193
1,854
65
3
678
70
4,863
Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of nil
(2013: nil; 2012: $40m). Included in the amounts for land and buildings are assets held under finance leases with a net book value of $11m (2013: $14m; 2012: $19m).
The majority of the leased assets are pledged as security for the related finance leases.
No assets are encumbered by project finance.
(1)
Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and amounts written off.
Transfers to non-current asset held for sale comprise assets with a net book value of $80m relating to Navachab which were transferred to non-current assets held for sale during 2013.
(2)
The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 0.48%
(2013: 5.06%; 2012: 6.54%). Interest capitalised relates to the MLE2 (Mine Life Expansion) project in North America. Interest capitalised in 2013 relates to the Tropicana project in Australia. Capitalisation of interest at Tropicana ceased in the last quarter of
2013 when the mine moved into production.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
84
Figures in million
2014
2013
2012
US Dollars
15
TANGIBLE ASSETS continued
(3)
Impairment and derecognition of assets and impairment reversal include the following:
Impairment of cash generating units
South Africa
Moab Khotsong
-
293 -
The Moab cash generating unit impairment is the result of changes to the mine plan following a revision to capital expenditure and from factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Moab's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $290m and for mine infrastructure of $3m. The recoverable amount was determined using a real pre-tax discount rate of 11.2% and was based on the impairment assumptions detailed in this note.
Great Noligwa mine
-
- 31
In 2012, the Great Noligwa cash generating unit impairment resulted from a revised mine plan. Factors such as reduction in Ore Reserve resulting from resource model changes, abandonment of certain areas, grade factors and an increase in the cost of extraction affected the mine plan. As a result,
Great Noligwa's recoverable amount did not support its carrying value and an impairment loss was recognised for mine development of $25m and mine infrastructure of $6m. The recoverable amount was determined using a real pre-tax discount of 13% and was based on the impairment assumptions detailed in his note.
Ghana
Iduapriem
-
74 -
The Iduapriem cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Iduapriem's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $74m. The recoverable amount was determined using a real pre-tax discount rate of 9.6% and was based on the impairment assumptions detailed in this note.
Obuasi
-
993 -
The Obuasi cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Obuasi's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $377m, mine infrastructure of $383m, mineral rights and dumps of $231m and assets under construction of $2m. The recoverable amount was determined using a real pre-tax discount rate of 8% and was based on the impairment assumptions detailed in this note.
Guinea
Siguiri
-
25 -
The Siguiri cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Siguiri's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $25m. The recoverable amount was determined using a real pre-tax discount rate of 18.1% and was based on the impairment assumptions detailed in this note.
Tanzania
Geita
-
555 -
The Geita cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Geita's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $187m, mine infrastructure of $153m and mineral rights and dumps of $215m. The recoverable amount was determined using a real pre-tax discount rate of 13.4% and was based on the impairment assumptions detailed in this note.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
85
Figures in million
2014
2013
2012
US Dollars
15
TANGIBLE ASSETS continued
Impairment of cash generating units continued
Americas
Cripple Creek and Victor
The Cripple Creek and Victor cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Cripple Creek and Victor's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $203m, mine infrastructure of $122m, mineral rights and dumps of $5m, assets under construction of $105m and land $10m. The recoverable amount was determined using a real pre-tax discount rate of 6.2% and was based on the impairment assumptions detailed in this note.
-
445 -
AngloGold Ashanti Mineração
The AngloGold Ashanti Mineração cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, AngloGold Ashanti
Mineração's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $150m and mine infrastructure of $182m. The recoverable amount was determined using a real pre-tax discount rate of 9.1% and was based on the impairment assumptions detailed in this note.
-
332 -
Cerro Vanguardia
The Cerro Vanguardia cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Cerro Vanguardia's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $45m, mine infrastructure of $86m and assets under construction of $1m. The recoverable amount was determined using a real pre-tax discount rate of
13.5% and was based on the impairment assumptions detailed in this note.
-
132 -
Derecognition of assets
South Africa
Vaal River Surface operations - mine infrastructure and assets under construction
In 2013, due to changes in the mine plan the SX Replacement Project
(South Uranium Plant) has been abandoned and will not generate future cash flows resulting in the derecognition of mine infrastructure of $10m and assets under construction of $4m.
-
14 -
Kopanang - mine development costs
In 2012, due to changes in the mine plan, certain areas were abandoned and were not expected to generate future cash flows.
-
- 14
Guinea
Siguiri - mine development costs
In 2012, due to depleted reserves in Sintroko, Kozan and Kintinia pits, exploration and pit dewatering costs previously capitalised were not expected to generate future economic value. Certain areas were also abandoned due to safety-related concerns.
-
- 14
Ghana
Obuasi - mine development costs, mine infrastructure, and assets under construction
In 2012, due to a change in the mine plan, certain areas were abandoned mainly due to depletion of reserves and assets in poor physical condition or considered obsolete were also derecognised. A loss was recognised for mine development of $201m, mine infrastructure $80m and assets under construction $15m.
-
- 296

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
86
Figures in million
2014
2013
2012
US Dollars
15
TANGIBLE ASSETS continued
Derecognition of assets
Democratic Republic of the Congo
Mongbwalu - mine infrastructure and assets under construction
-
105 -
In 2013, the Mongbwalu project in the Democratic Republic of the Congo was discontinued and will not generate future cash flows. A loss was recognised for mine infrastructure of $21m and assets under construction
$84m.
Other
Derecognition of other mine development costs, mine infrastructure and assets under construction.
4
10 1
4
2,978 356
Impairment calculation assumptions - tangible assets and goodwill
Management assumptions for the value in use of tangible assets and goodwill include:
·
the gold price assumption represents management's best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long-term real gold price of $1,267/oz (2013: $1,269/oz;
2012: $1,584/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
·
proved and probable Ore Reserve;
·
value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
·
In determining the impairment, the real pre-tax rate, per cash generating unit ranged from 7.1% to 16.3% which was derived from the group’s weighted average cost of capital (WACC) and risk factors consistent with the basis used in
2013 and 2012. At 31 December 2014, the group WACC was 6.3% (real post-tax) which is 97 basis points lower than in 2013 of 7.3% in line with the change in market trading volatilities (2012: 5.3%), and is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. The country risk factor is based on the group’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects below infrastructure in South Africa and
Continental Africa region;
·
foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
·
cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 46 years;
and
·
variable operating cash flows are increased at local Consumer Price Index rates.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each cash generating unit. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:
·
changes in proved and probable Ore Reserve as well as value beyond proved and probable reserves;
·
the grade of Ore Reserve as well as value beyond proved and probable reserves may vary significantly from time to time;
·
differences between actual commodity prices and commodity price assumptions;
·
unforeseen operational issues at mine sites; and
·
changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
87
Based on an analysis carried out by the group in 2014, the carrying value and value in use of cash generating units with goodwill that were most sensitive to reasonably possible changes in the above assumptions is:
Figures in million
Carrying Value
Value in use
2014
US Dollars
First Uranium (Pty) Limited
369
450
As at 31 December 2014, the recoverable amount of First Uranium (Pty) Ltd exceeded its carrying amount by $81m.
The First Uranium (Pty) Limited CGU had $10m goodwill at that date. The key assumptions, methodology used to determine each key assumption are in line with those outlined above. Other than the gold price, management believes that it is not reasonably possible that there would be a change in other key assumptions such that the carrying amount would exceed the value in use.
It is estimated that a decrease of 6% in the long term real gold price would cause the recoverable amount of this cash generating unit to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variable used to measure the recoverable amount because these assumptions and others used in impairment testing of tangible assets and goodwill are inextricably linked. In addition, for those cash generating units with a functional currency other than the US dollar, movements in the US dollar exchange rate will also be a critical factor in determining life of mine and production plans.
Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and tangible assets could require a material adjustment to the carrying amounts in future periods.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
88
16
INTANGIBLE ASSETS
Figures in million
Goodwill
Software
and
licenses
Royalty tax
rate
concession
and other
Total
US Dollars
Cost
Balance at 1 January 2012 435
16 50 501
Additions -
78 1 79
Acquisition of subsidiary (note 34) 14
- - 14
Transfers and other movements
(3)
-
- 7 7
Translation 2
(2) - -
Balance at 31 December 2012
451
92 58 601
Accumulated amortisation and impairments
Balance at 1 January 2012
256
- 35 291
Amortisation for the year (notes 4 and 33) -
- 5 5
Impairment reversal (notes 7 and 13)
(2)
-
- (10) (10)
Balance at 31 December 2012
256
- 30 286
Net book value at 31 December 2012
(1)
195
92 28 315
Cost
Balance at 1 January 2013
451
92 58 601
Additions -
67 1 68
Disposals -
- (1) (1)
Transfers and other movements
(3)
-
(3) 2 (1)
Transfer to asset held for sale (2)
(2) - (4)
Translation (33)
(13) - (46)
Balance at 31 December 2013
416
141 60 617
Accumulated amortisation and impairments
Balance at 1 January 2013
256
- 30 286
Amortisation for the year (notes 4 and 33) -
19 5 24
Impairment (notes 7 and 13) 15
33 3 51
Disposals -
- (1) (1)
Transfers and other movements
(3)
-
- 1 1
Transfer to asset held for sale (2)
- - (2)
Translation (7)
(2) - (9)
Balance at 31 December 2013
262
50 38 350
Net book value at 31 December 2013
(1)
154
91 22 267
Cost
Balance at 1 January 2014
416
141
60
617
Additions
-
5
-
5
Transfers and other movements
(3)
-
13
-
13
Translation
(16)
(7)
-
(23)
Balance at 31 December 2014
400
152
60
612

Accumulated amortisation and impairments
Balance at 1 January 2014
262
50
38
350
Amortisation for the year (notes 4 and 33)
-
31
5
36
Impairment (notes 7 and 13)
(2)
-
-
6
6
Transfers and other movements
(3)
-
3
(2)
1
Translation
(4)
(2)
-
(6)
Balance at 31 December 2014
258
82
47
387
Net book value at 31 December 2014
(1)
142

13
225

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
89
Figures in million
2014
2013
2012
US Dollars
16
INTANGIBLE ASSETS continued
(1)
Net book value of goodwill allocated to each of the cash generating units (CGUs):
- Sunrise Dam
124
136
159
- AngloGold Ashanti Córrego do Sitío Mineração
(4)
-
-
15
- First Uranium (Pty) Limited
10
10
13
- Serra Grande
8
8
8
(note 2)
142
154
195
Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:
- Sunrise Dam
(5)
9.7%
7.1%
6.1%
(2)
As part of the stability agreement entered into in 2004, the Government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004. The impairment reversal during 2012 relates to the corporate tax rate concession which was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in
Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired. During 2012, the corporate tax rate on mining companies was increased from 25% to 35% resulting in an impairment reversal. The 2014 business plan indicates that no tax payments are expected to be paid to the Government of Ghana until 2019, as a result the tax rate concession was fully impaired during 2014.
(3)
Transfers and other movements include amounts from asset reclassifications and amounts written off.
(4)
Goodwill has been allocated to its respective CGU's where it is tested for impairment as part of the CGU (note 15). The group reviews and tests the carrying value of goodwill on an annual basis for impairment. Following the impairment review in 2012, goodwill to the value of $15m at AngloGold Ashanti Córrego do Sitío Mineração was impaired utilising a real pre-tax discount rate of
9.1% during 2013.
(5)
The discount rates for 2014 were determined on a basis consistent with that of 2013 and 2012. The value in use of the CGU is
$785m (2013: $476m; 2012: $1,543m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
90
17 MATERIAL PARTLY-OWNED SUBSIDIARIES
Name
Non-controlling interest % holding
Country of incorporation and operation
2014
2013
2012
Cerro Vanguardia S.A. (CVSA)
7.5
7.5
7.5
Argentina
Société AngloGold Ashanti de Guinée S.A.
(Siguiri)
15.0
15.0
15.0
Republic of Guinea
On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% stake in Serra Grande mine, resulting in it being a wholly owned subsidiary.
In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery (Pty) Limited, with the remaining interest being accounted for as an associate (note 18).
Financial information of subsidiaries that have material non-controlling interests are provided below:
Figures in million
2014
2013
2012
US Dollars
Profit allocated to material non-controlling interest
Cerro Vanguardia S.A.
6
1 12
Société AngloGold Ashanti de Guinée S.A.
17
6 8
Accumulated balances of material non-controlling interests
Cerro Vanguardia S.A.
11
7 15
Société AngloGold Ashanti de Guinée S.A.
22
24 31
Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-
company balances.
Figures in million
CVSA
Siguiri
US Dollars
Statement of profit or loss for 2014
Revenue
386
439
Profit for the year
83
80
Total comprehensive income for the year, net of tax
83
80
Attributable to non-controlling interests
6
17
Dividends paid to non-controlling interests
(3)
(18)
Statement of profit or loss for 2013
Revenue 425 452
Profit for the year 14 139
Total comprehensive income for the year, net of tax
14 39
Attributable to non-controlling interests 1 6
Dividends paid to non-controlling interests (8) (14)
Statement of profit or loss for 2012
Revenue 485 457
Profit for the year 150 72
Total comprehensive income for the year, net of tax
150 72
Attributable to non-controlling interests 12 8
Dividends paid to non-controlling interests (10) (6)

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
91
17    MATERIAL PARTLY-OWNED SUBSIDIARIES continued
Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-
company eliminations.
Figures in million
CVSA
Siguiri
US Dollars
Statement of financial position as at 31 December 2014
Non-current assets
237
159
Current assets
154
155
Non-current liabilities
(100)
(91)
Current liabilities
(143)
(73)
Total equity
148
150
Statement of financial position as at 31 December 2013
Non-current assets 192 151
Current assets 175 165
Non-current liabilities (74) (76)
Current liabilities (181) (51)
Total equity
112 189
Statement of financial position as at 31 December 2012
Non-current assets 298 181
Current assets 207 211
Non-current liabilities (102) (86)
Current liabilities (181) (66)
Total equity
222 240
Statement of cash flows for the year ended 31 December 2014
Cash inflow from operating activities
113
140
Cash outflow from investing activities
(30)
(30)
Cash outflow from financing activities
(59)
(110)
Net increase in cash and cash equivalents
24
-
Statement of cash flows for the year ended 31 December 2013
Cash inflow from operating activities 116 94
Cash outflow from investing activities (69) (30)
Cash outflow from financing activities (107) (92)
Net decrease in cash and cash equivalents
(60) (28)
Statement of cash flows for the year ended 31 December 2012
Cash inflow from operating activities 300 72
Cash outflow from investing activities (137) (33)
Cash outflow from financing activities (123) (40)
Net increase (decrease) in cash and cash equivalents
40 (1)

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
92
Figures in million
2014
2013
2012
US Dollars
18    INVESTMENTS IN ASSOCIATES AND
JOINT VENTURES
Carrying value
Investments in associates
34
62
92
Investments in joint ventures
1,393
1,265
955
1,427
1,327
1,047
Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.
Investments in material associates comprise:
Name
Effective %
Description
Country of incorporation and
operation
2014
2013
2012
Unlisted associates
Rand Refinery (Pty) Limited
42.4
42.4 48.0 Smelting and refining of gold South Africa
Listed associates
Trans-Siberian Gold plc
(1)
31.1 31.1
Exploration and mine
development
United Kingdom operating in
Russia
(1)
For the 2014, year Trans-Siberian Gold plc is considered an immaterial associate.
Figures in million
2014
2013
2012
US Dollars
Carrying value of associates
Rand Refinery (Pty) Limited (note 34)
(1)
22
46
57
Trans-Siberian Gold plc
(2)
7
22
Immaterial associates
12
9
13
34
62
92
Equity accounting of Trans-Siberian Gold plc is based on results to
30 September.
Equity accounting of Rand Refinery is based on results from the unaudited management accounts to 30 November adjusted for the loan advanced in
December 2014 as discussed below.
Net (impairment) reversal of investments in associates
Rand Refinery (Pty) Limited
(1)
(21)
-
-
Trans-Siberian Gold plc
(13)
(17)
Other
2
(1)
(1)
(Notes 9 and 13)
(19)
(14)
(18)
(1)
The carrying value of Rand Refinery includes a loan of $44m. The loan was advanced in December 2014 and is repayable in
December 2016 and accrues interest at JIBAR plus 3.5%. This loan was impaired by $21m during the fourth quarter of 2014, after considering the current financial position and operating results of Rand Refinery (Note 9).
(2)
At 31 December 2014, the fair value of the group's investment in Trans-Siberian Gold plc was $6m (2013: $14m; 2012: $22m).
During the year, Rand Refinery identified a shortfall in the commodities that it warehouses for third parties and recognised the consequential expense in fulfilling its obligations to its depositors resulting in Rand Refinery financial results reporting a negative balance on shareholder’s equity. As a result AngloGold Ashanti recognised its equity portion of this reported loss of $51m, reducing its equity investment to nil. In order to fund the fulfilment of Rand Refinery’s obligation to its depositors, the shareholders entered into a loan agreement. AngloGold Ashanti’s share was $44m and this was assessed for recoverability given the negative shareholders balance in the reported results of Rand Refinery.
An impairment loss of $21m was recorded on the loan. The cumulative and current year share of unrecognised losses of Rand Refinery is $19m.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
93
18    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES continued
Summarised financial information of associates is as follows (not attributable):
Figures in million
Rand Refinery
(Pty) Limited
US Dollars
Statement of profit or loss for 2014
Revenue
31
Operating costs and expenses
(66)
Finance costs and unwinding of obligations
(1)
Interest received
1
Taxation
2
Loss for the year
(33)
Other comprehensive income for the year, net of tax
-
Total comprehensive loss for the year, net of tax
(33)
Statement of profit or loss for 2013
Revenue 84
Operating (costs and expenses) income (67)
Finance costs and unwinding of obligations -
Interest received 1
Taxation (4)
Profit (loss) for the year 14
Other comprehensive income for the year, net of tax -
Total comprehensive income (loss) for the year, net of tax
14
Statement of profit or loss for 2012
Revenue -
Operating costs and expenses -
Finance costs and unwinding of obligations -
Taxation -
Profit for the year -
Other comprehensive income for the year, net of tax (1)
Total comprehensive (loss) income for the year, net of tax
(1)
Figures in million
2014
2013
2012
US Dollars
Aggregate statement of profit or loss for immaterial associates
(attributable)
Revenue
26
7 13
Operating costs and expenses
(29)
(8) (14)
Loss for the year
(3)
(1) (1)
Other comprehensive income for the year, net of tax
-
- -
Total comprehensive loss for the year, net of tax
(3)
(1) (1)
Dividends received from associates
-
- 1

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
94
18    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES continued
Summarised financial information of associates is as follows (not attributable):
Figures in million
Rand Refinery
(Pty) Limited
US Dollars
Statement of financial position as at 31 December 2014
Non-current assets
40
Current assets
14
Cash and cash equivalents
-
Total assets
54
Non-current financial liabilities
2
Other non-current liabilities
-
Current financial liabilities
96
Other current liabilities
-
Total liabilities
98
Net assets
(44)
Group's share of net assets
(19)
Loan to associate
44
Impairment of loan to associate
(21)
Unrecognised losses
19
Other
(1)
Carrying amount of interest in associates
22
Statement of financial position as at 31 December 2013
Non-current assets 73
Current assets 19
Cash and cash equivalents 19
Total assets 111
Non-current financial liabilities -
Other non-current liabilities 6
Current financial liabilities -
Other current liabilities 18
Total liabilities 24
Net assets 87
Group's share of net assets 37
Goodwill 9
Carrying amount of interest in associates
46
Statement of financial position as at 31 December 2012
Non-current assets 57
Current assets 35
Cash and cash equivalents 31
Total assets 123
Non-current financial liabilities -
Other non-current liabilities 7
Current financial liabilities 23
Total liabilities 30
Net assets 93
Group's share of net assets 45
Goodwill 12
Carrying amount of interest in associates
57

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
95
18    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES continued
Investments in material joint ventures comprise:
Name
Effective %
Description
Country of incorporation and
operation
2014
2013
2012
Kibali Goldmines S.A.
(1)
45.0
45.0 45.0 Exploration and mine
development
The Democratic Republic of
the Congo
Société des Mines de Morila
S.A. (Morila)
(2)
40.0 40.0 Commercial exploitation of gold Mali
Société d'Exploitation des
Mines d'Or de Sadiola S.A.
(Sadiola)
(2)
41.0 41.0 Commercial exploitation of gold Mali
(1)
AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali
Goldmines S.A.
(2)
For the 2014 year, Morila and Sadiola are considered to be immaterial joint ventures.
Figures in million
2014
2013
2012
US Dollars
Carrying value of joint ventures
Kibali
1,369
1,241
797
Morila
8
19
Sadiola
-
136
Immaterial joint ventures
24
16
3
1,393
1,265
955
Impairment of investments in joint ventures as included in share of associates and joint ventures’ loss
Sadiola
-
(166)
-
Morila
-
(13)
-
Other
(6)
(2)
(39)
(6)
(181)
(39)
Loss on disposal of loan to joint venture
-
-
(2)
Recovery of a loan previously impaired
20
31
-
(Notes 9 and 13)
14
(150)
(41)
The impairment indicators considered the current financial position and operating results. Impairments of $6m
(2013: $181m; 2012: $39m) were recorded and an impairment reversal of $20m (2012: $31m; 2012: nil) was recognised in the income statement.
The cumulative unrecognised share of losses of the joint ventures for 2014:
Figures in million
2014
2013
2012
US Dollars
Sadiola
20
20
-
Yatela
-
9
-
20
29
-
Summarised financial information of joint ventures is as follows (not attributable):
Figures in million
Kibali
US Dollars
Revenue
650
Other operating costs and expenses
(304)
Amortisation of tangible and intangible assets
(140)
Finance costs and unwinding of obligations
(5)
Interest received
4
Taxation
(45)
Profit for the year
160
Other comprehensive income for the year, net of tax
-
Total comprehensive income for the year, net of tax
160
Dividends received from joint ventures
-

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
96
18 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES continued
Investments in material joint ventures comprise:
Figures in million
Kibali
US Dollars
Statement of profit or loss for 2013
Revenue 109
Other operating costs and expenses (44)
Amortisation of tangible and intangible assets (15)
Finance costs and unwinding of obligations (1)
Interest received 4
Taxation 5
Profit for the year 58
Other comprehensive income for the year, net of tax -
Total comprehensive income for the year, net of tax
58
Dividends received from joint ventures -
Statement of profit or loss for 2012
Revenue -
Other operating costs and expenses (2)
Amortisation of tangible and intangible assets (2)
Finance costs and unwinding of obligations -
Interest received 1
Taxation -
Loss for the year (3)
Other comprehensive income for the year, net of tax -
Total comprehensive loss for the year, net of tax
(3)
Dividends received from joint ventures -
Figures in million
2014
2013
2012
US Dollars
Aggregate statement of profit or loss for immaterial joint ventures
(attributable)
Revenue
177
42 55
Other operating costs and expenses
(175)
(87) (110)
Amortisation of tangible and intangible assets
(34)
(2) (3)
Taxation
-
(2) -
Loss for the year
(32)
(49) (58)
Other comprehensive income for the year, net of tax
-
- -
Total comprehensive loss for the year, net of tax
(32)
(49) (58)
Figures in million
Kibali
US Dollars
Statement of financial position as at 31 December 2014
Non-current assets
2,697
Current assets
231
Cash and cash equivalents
21
Total assets
2,949
Non-current financial liabilities
55
Other non-current liabilities
48
Current financial liabilities
8
Other current liabilities
118
Total liabilities
229
Net assets
2,720
Group's share of net assets
1,360
Other
9
Carrying amount of interest in joint ventures
1,369

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
97
18 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES continued
Summarised financial information of joint ventures is as follows (not attributable):
Figures in million
Kibali
US Dollars
Statement of financial position as at 31 December 2013
Non-current assets
2,353
Current assets
258
Cash and cash equivalents
5
Total assets
2,616
Non-current financial liabilities
54
Other non-current liabilities
8
Current financial liabilities
6
Other current liabilities
91
Total liabilities
159
Net assets
2,457
Group's share of net assets
1,229
Other
12
Carrying amount of interest in joint ventures
1,241
Statement of financial position as at 31 December 2012
Non-current assets
1,599
Current assets
83
Cash and cash equivalents
12
Total assets
1,694
Non-current financial liabilities
53
Other non-current liabilities
5
Current financial liabilities
18
Other current liabilities
50
Total liabilities
126
Net assets
1,568
Group's share of net assets
784
Other
13
Carrying amount of interest in joint ventures
797

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
98
Figures in million
2014
2013
2012
US Dollars
19 OTHER
INVESTMENTS
Non-current investments
Listed investments
Available-for-sale
Balance at beginning of year
48
69 82
Additions
4
9 6
Acquisition of subsidiary (note 34)
-
- 3
Disposals
(1)
(2) -
Fair value adjustments
1
4 (12)
Impairments (notes 7 and 13)
(1)
(2)
(26) (8)
Transfer to current investments
-
(1) -
Translation
(3)
(5) (2)
Balance at end of year
47
48 69
The available-for-sale non-current investments consist of ordinary shares and collective investment schemes and primarily comprise:
International Tower Hill Mines Limited (ITH)
5
4 24
Corvus Gold Corporation
10
13 9
Various listed investments held by Environmental Rehabilitation Trust
Fund
23
22 22
Other
9
9 14
47
48 69
(1)
Impairment of investments due to a significant decline in market value
International Tower Hill Mines Limited
-
21 -
Corvus Gold Corporation
-
2 -
First Uranium Corporation
-
- 5
Other
2
3 3
2
26 8
Current investments
Listed investments
Available-for-sale
Balance at beginning of year
1
- -
Transfer from non-current investments
-
1 -
Disposal
(1)
- -
Balance at end of year
-
1 -
The available-for-sale current investments consist of ordinary shares and collective investment schemes and primarily comprise:
RoxGold Inc.
-
1 -
The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.
At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.
Based on the share price of ITH over the past year and carrying value at 31 December 2014 of $5m, if ITH achieved the high that it achieved during 2014 of C$1.31 per share, other comprehensive income (OCI) would increase by $8m. If it achieved the low of C$0.36 per share, OCI would decrease by $2m. If the decrease was significant or prolonged, an impairment would be recorded.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
99
19
OTHER INVESTMENTS continued
Based on the share price of Corvus Gold Corporation over the past year and carrying value at 31 December 2014 of
$10m, if Corvus Gold Corporation achieved the high that it achieved during 2014 of C$2.18 per share, other comprehensive income (OCI) would increase by $12m. If it achieved the low of C$0.78 per share, OCI would decrease by $2m. If the decrease was significant or prolonged, an impairment would be recorded.
The exposure to listed shares held by the Environmental Rehabilitation Trust Fund at fair value on the JSE was $23m.
An analysis based on the assumption that the equity index (ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group’s JSE listed equity investments moved according to the ALSI, would impact OCI by $2.3m. If the decrease was significant or prolonged, an impairment would be recorded.
Figures in million
2014
2013
2012
US Dollars
Non-current investments
Listed investments
Held-to-maturity
Balance at beginning of year
6
7 8
Additions
2
5 -
Maturities
-
(6) -
Amortisation of bonds
-
1 -
Translation
(1)
(1) (1)
Balance at end of year
7
6 7
The held-to-maturity investment consists of government bonds held by the
Environmental Rehabilitation Trust Fund administered by RMB Private
Bank.
The fair value of bonds held-to-maturity is $9m (2013: $8m; 2012: $11m)
and has a sensitivity of less than $1m (2013: less than $1m; 2012: less than $1m) for a 1% change in interest rates.
Book value of listed investments
54
55 76
Fair value of listed investments
56
57 80
Unlisted investments
Balance at beginning of year
-
2 9
Impairment (notes 7 and 13)
-
(2) (7)
Balance at end of year
-
- 2
The available-for-sale investments consisted primarily of XDM Resources
Limited.
Held-to-maturity
Balance at beginning of year
77
89 87
Additions
74
77 91
Maturities
(71)
(72) (85)
Accrued interest
1
- -
Translation
(9)
(17) (4)
Balance at end of year

77 89

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
100
Figures in million
2014
2013
2012
US Dollars
19 OTHER INVESTMENTS continued
Non-current investments (continued)
Unlisted investments (continued)
Held-to-maturity investments (continued)
The held-to-maturity investments include:
Negotiable Certificates of Deposit - Environmental Rehabilitation Trust
Fund administered by RMB Private Bank
67
71 81
Nufcor Uranium Trust Fund
3
3 5
Other
2
3 3
72
77 89
Book value of unlisted investments
72
77 91
Fair value of unlisted investments
72
77 91
Total book value of other investments (note 37)
126
132 167
Total fair value of other investments (note 37)

134 171

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
101
Figures in million
2014
2013
2012
US Dollars
20 INVENTORIES
Non-current
Raw materials
- heap-leach inventory
521
479 436
- ore stockpiles
115
107 174
Total metal inventories
636
586 610
Current
Raw materials
- ore stockpiles
288
335 432
- heap-leach inventory
104
111 128
Work in progress
- metals in process
78
93 139
Finished goods
- gold doré/bullion
57
87 91
- by-products
6
8 11
Total metal inventories
533
634 801
Mine operating supplies
355
419 412
888
1,053 1,213
Total inventories
(1)
1,524
1,639 1,823
(1)
The amount of the write-down of ore stockpiles, metals in process, gold doré/bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense in special items and cost of sales is $31m
(2013: $291m; 2012: $5m).
21 OTHER NON-CURRENT ASSETS
AngloGold Ashanti Limited Pension Fund (note 29)
25
41 -
Loans and receivables
Loan receivable at 31 December 2020 bearing interest at 8% per annum
-
- 6
Other non-interest bearing loans and receivables - receivable on various dates
-
- 1
25
41 7

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
102
Figures in million
2014
2013
2012
US Dollars
22 TRADE AND OTHER RECEIVABLES
Non-current
Prepayments and accrued income
10
10 31
Recoverable tax, rebates, levies and duties
(1)
10
14 20
Reclamation sites trust fund
-
- 22
Deferred loan fees
-
5 6
20
29 79
Current
Trade and loan receivables
65
73 149
Prepayments and accrued income
39
73 86
Recoverable tax, rebates, levies and duties
159
215 223
Amounts due from related parties (note 35)
1
- 2
Interest receivable
1
- 1
Deferred loan fees
-
2 2
Other receivables
13
6 9
278
369 472
Total trade and other receivables
298
398 551
Current trade and loan receivables are generally on terms less than
90 days.
There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.
There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:
Recoverable value added tax
31
49 16
Recoverable fuel duties
-
18 35
Appeal deposits
4
4 4
(1)
The outstanding amounts have been discounted to their present value at a rate of 10.96%.
23 CASH RESTRICTED FOR USE
Non-current
Cash restricted by prudential solvency requirements
1
1 1
Cash balances held by Environmental Rehabilitation Trust Funds
35
30 28
36
31 29
Current
Cash restricted by prudential solvency requirements
13
11 11
Cash balances held by the Tropicana joint venture
1
34 23
Other
1
1 1
15
46 35
Total cash restricted for use (notes 37 and 38)
51
77 64

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
103
Figures in million
2014
2013
2012
US Dollars
24 CASH AND CASH EQUIVALENTS
Cash and deposits on call
374
431 595
Money market instruments
94
217 297
(notes 37 and 38)
468
648 892
For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following:
Cash and deposits on call
374
431 595
Money market instruments
94
217 297
Bank overdraft
-
(20) -
468
628 892
25 NON CURRENT ASSETS AND LIABILITIES HELD
FOR SALE
Navachab gold mine
The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the
Continental Africa reporting segment. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR) (note 36).
On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. Proceeds of $105m was received and a loss on disposal of $2m (note 7) was realised.
The carrying amount of major classes of assets and liabilities of Navachab include:
Tangible assets 72
Intangible assets 2
Inventories 75
Trade and other receivables 2
Cash and cash equivalents 2
Non-current assets held for sale (note 2) 153
Borrowings 10
Provisions 4
Deferred taxation 35
Trade and other payables 8
Non-current liabilities held for sale 57
Net non-current assets held for sale 96

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
104
Figures in million
2014
2013
2012
US Dollars
26   SHARE CAPITAL AND PREMIUM
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
23
23 23
4,280,000 E ordinary shares of 25 SA cents each
(1)
-
- -
2,000,000 A redeemable preference shares of 50 SA cents each
-
- -
5,000,000 B redeemable preference shares of 1 SA cent each
-
- -
23
23 23
Issued and fully paid
404,010,360 (2013: 402,628,406; 2012: 383,320,962) ordinary shares of
25 SA cents each
16
16 16
Nil (2013: 712,006; 2012: 1,617,752) E ordinary shares of 25 SA cents each
-
- -
2,000,000 (2013: 2,000,000; 2012: 2,000,000) A redeemable preference shares of 50 SA cents each
-
- -
778,896 (2013: 778,896; 2012: 778,896) B redeemable preference shares of 1 SA cent each
-
- -
16
16 16
Treasury shares held within the group:
2,778,896 (2013: 2,778,896; 2012: 2,778,896) A and B redeemable preference shares
-
- -
Nil (2013: 5,171; 2012: 154,757) ordinary shares
-
- -
Nil (2013: 362,006; 2012: 917,752) E ordinary shares
-
- -
16
16 16
Share premium
Balance at beginning of year
7,058
6,805 6,766
Ordinary shares issued
(2)
29
259 46
E ordinary shares issued and cancelled
(9)
(6) (7)
7,078
7,058 6,805
Less: held within the group
Redeemable preference shares
(53)
(53) (53)
Ordinary shares
-
(6) (10)
E ordinary shares
-
(9) (16)
Balance at end of year
7,025
6,990 6,726
Share capital and premium
7,041
7,006 6,742
(1)
There are no E ordinary shares in issue.
(2)
Includes share awards exercised and delivery of 18,140,000 shares during September 2013 to settle the outstanding 6% Mandatory
Convertible Subordinated Bonds.
The rights and restrictions applicable to the A and B redeemable preference shares:
A redeemable preference shares are entitled to:
•
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
•
an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.
The Moab Mining Right Area consists of the Moab Khotsong mine operations.
The B preference shares will only be redeemed from any net proceeds remaining after the disposal of the Moab Mining
Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.
In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
105
Figures in million
2014
2013
2012
US Dollars
27   BORROWINGS
Non-current
Unsecured
Debt carried at fair value
Mandatory convertible bonds - issued September 2010
-
- 588
Quarterly coupons were paid at 6% per annum and the conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. The bonds were US dollar-based.
On 16 September 2013, AngloGold Ashanti Holdings Finance plc paid and discharged the 6% mandatory convertible bonds (which matured on
15 September 2013) by delivering 18,140,000 American Depository Shares, or
ADSs, which represent an equivalent number of shares of the company’s common stock, and the cash equivalent of 177,859 shares of AngloGold
Ashanti Limited as determined in the manner set out in the indenture governing the mandatory convertible bonds.
$1.25bn bonds - issued July 2013
1,373
1,353 -
Semi-annual coupons are paid at 8.5% per annum. The bonds were issued on
30 July 2013, and unless the company redeems the bonds earlier they are repayable on 30 July 2020 and are US dollar-based.
Debt carried at amortised cost
Rated bonds - issued July 2012
755
755 753
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
Rated bonds - issued April 2010
998
997 996
Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.
3.5% Convertible bonds - issued May 2009
-
- 685
Semi-annual coupons were paid at 3.5% per annum. The bonds were convertible into ADSs up to May 2014 and were US dollar-based. On 25 July
2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding $732.5m 3.5% convertible bonds due
May 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of
$1,015 for each $1,000 principal amount of bonds validly tendered. The offer expired on 21 August 2013 and AngloGold Ashanti Holdings plc purchased
$725.9m in aggregate principal amount of the bonds, representing 99.1% of the total issuance. In addition, holders received, in respect of their bonds that were accepted for purchase, accrued and unpaid interest on such bonds up to, but excluding, the settlement date of the tender offer. On 8 November 2013,
AngloGold Ashanti Holdings Finance plc completed the redemption of all its outstanding 3.5% convertible bonds.
Syndicated loan facility ($1bn)
92
- -
Semi-annual interest paid at LIBOR plus 1.5% per annum. The applicable margin is subject to a ratings grid. The facility was issued on 17 July 2014 and is available until 17 July 2019. The loan is subject to debt covenant arrangements for which no default event occurred.
Syndicated revolving credit facility (A$600m)
-
489 261
Interest charged at BBSY plus 2.6% per annum. The applicable margin is subject to a ratings grid. The Australian dollar-based loan was repaid in July
2014. The loan is subject to debt covenant arrangements for which no default event occurred. This facility was settled on 15 August 2014 and replaced by a syndicated revolving credit facility of A$500m.
Syndicated revolving credit facility (A$500m)
255
- -
Interest charged at BBSY plus 2% per annum. The applicable margin is subject to a ratings grid. The loan is repayable in July 2019 and is Australian dollar-
based. The loan is subject to debt covenant arrangements for which no default event occurred.
R750m bonds - issued December 2013
65
72 -
Quarterly coupons are paid at 3 month JIBAR plus 1.75% on R750m bonds and they are repayable on 9 December 2016. The bonds are SA rand-based.
Other
2
2 3
Interest charged at various rates from 2.3% plus delta exchange rate on individual instalments per annum to 8.11% per annum. Repayment terms ranging from April 2014 to June 2020. All loans are Brazilian real-based.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
106
Figures in million
2014
2013
2012
US Dollars
27   BORROWINGS continued
Non-current (continued)
Secured
Finance leases
Turbine Square Two (Pty) Limited
22
25 31
The leases are capitalised at an implied interest rate of 9.8% per annum.
Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 38).
Other
4
5 9
Various loans with interest rates ranging from 5.5% to 15.5% per annum.
These loans are repayable from 2015 to 2044. Some of these loans are secured by the financed assets.
Navachab Lewcor Mining Contract
-
- 22
Interest charged at a rate of 8.4% per annum. Loans are repayable by
April 2015 and are Namibian dollar-based. The equipment financed is used as security for these loans. Navachab was reclassified as held for sale during 2013 and disposed on 30 June 2014.
California First National Bank
13
16 11
Interest charged at an average rate of 2.4% per annum. Loans are repayable in monthly instalments terminating in December 2019 and are
US dollar-based.
The equipment financed is used as security for these loans.
Total non-current borrowings including current portion
3,579
3,714 3,359
Current portion of non-current borrowings included in current liabilities
(81)
(81) (635)
Total non-current borrowings
3,498
3,633 2,724
Current
Current portion of non-current borrowings included above
81
81 635
Unsecured
Senior floating rate notes - DMTNP
15
54 84
Senior fixed rate notes - DMTNP
-
62 36
Syndicated Nedbank/ABSA demand facility
43
- -
FirstRand Bank Limited demand facility
39
- 59
Standard Bank Argentina
-
15 -
Other loans
45
46 45
Total current borrowings
223
258 859
Total borrowings (notes 37 and 38)
3,721
3,891 3,583
Amounts falling due
Within one year
223
258 859
Between one and two years
281
494 699
Between two and five years
154
88 277
After five years
3,063
3,051 1,748
(notes 37 and 38)
3,721
3,891 3,583

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
107
Figures in million
2014
2013
2012
US Dollars
27   BORROWINGS continued
Currency
The currencies in which the borrowings are denominated are as follows:
US dollar
3,187
3,186 3,086
Australian dollar
255
489 261
SA rand
277
213 210
Brazilian real
2
3 4
Namibian dollar
-
- 22
(notes 37 and 38)
3,721
3,891 3,583
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility ($1bn) - US dollar (entered in
July 2014)
900
- -
Syndicated revolving credit facility ($1bn) - US dollar (facility cancelled in
July 2014)
-
1,000 1,000
Syndicated revolving credit facility (A$500m) - Australian dollar (entered into in July 2014)
153
- -
Syndicated revolving credit facility (A$600m) - Australian dollar (facility cancelled and repaid)
-
45 359
Syndicated revolving credit facility (R1.5bn) - SA rand
87
144 -
FirstRand Bank Limited - SA rand
4
48 30
1,144
1,237 1,389

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
108
Figures in million
2014
2013
2012
US Dollars
28    ENVIRONMENTAL REHABILITATION AND
OTHER PROVISIONS
Provision for decommissioning
Balance at beginning of year
256
306 240
Change in estimates
(1)
41
(28) 53
Transfer of liability to asset held for sale
-
(2) -
Acquisition of subsidiary (note 34)
-
- 6
Unwinding of decommissioning obligation (note 8)
12
13 11
Transfer of decommissioning obligation to a third party
(2)
-
(5) -
Utilised during the year
(3)
(3) -
Translation
(10)
(25) (4)
Balance at end of year
296
256 306
Provision for restoration
Balance at beginning of year
472
535 507
Charge to income statement
36
1 18
Change in estimates
(1)
51
(40) (16)
Transfer of liability to asset held for sale
-
(2) -
Acquisition of subsidiary (note 34)
-
- 34
Unwinding of restoration obligation (note 8)
13
14 18
Transfer of restoration liability to a third party
(2)
-
(16) -
Utilised during the year
(13)
(10) (21)
Translation
(4)
(10) (5)
Balance at end of year
555
472 535
Other provisions
Balance at beginning of year
235
397 35
Charge to income statement
16
7 45
Change in estimates
4
(70) (2)
Acquisition of subsidiary (note 34)
-
- 346
Transfer from (to) trade and other payables
-
5 (4)
Unwinding of other provisions (note 8)
1
2 1
Utilised during the year
(29)
(39) (10)
Translation
(26)
(67) (14)
Balance at end of year
201
235 397
Other provisions comprise the following:
- provision for labour, environmental, tax and civil court settlements
(3)
26
25 32
- commodity contract
(4)
175
210 365
201
235 397
Total environmental rehabilitation and other provisions
1,052
963 1,238
(1)
The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.
(2)
Transferred during 2013 to DRDGold Limited.
(3)
Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges, legal disputes and other closure related costs. The liability is expected to be settled over the next two-to five-year period.
(4)
Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is
required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of $1,184/oz (2013: $1,206/oz; 2012: $1,675/oz). As at 31 December 2014 the remaining production due to Franco Nevada is 243,064oz (2013: 266,627oz; 2012: 292,672oz).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
109
Figures in million
2014
2013
2012
US Dollars
29    PROVISION FOR PENSION AND POST-
RETIREMENT BENEFITS
Defined benefit plans
The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Limited Pension Fund
(25)
(41) 24
Post-retirement medical scheme for AngloGold Ashanti Limited South
African employees
135
137 183
Other defined benefit plans
(1)
12
15 14
Sub-total
122
111 221
Transferred to other non-current assets (note 21):
- AngloGold Ashanti Limited Pension Fund
25
41 -
147
152 221
(1)
Other defined benefit plans include the following:
- Obuasi Mines Staff Pension Scheme
9
12 11
- Retiree Medical Plan for North American employees
2
2 2
- Supplemental Employee Retirement Plan (SERP) for North America
(USA) Inc. employees
1
1 1
12
15 14
AngloGold Ashanti Limited Pension Fund
The plan is evaluated by independent actuaries on an annual basis as at
31 December of each year. The valuation as at 31 December 2014 was completed at the beginning of 2015 using the projected unit credit method.
In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.
A formal statutory valuation is required by legislation every three years.
The statutory valuation effective 31 December 2011 was completed in
May 2012. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2014 and is expected to be submitted to the Registrar of Pension Funds during 2015.
All South African pension funds are governed by the Pension Funds Act of
1956 as amended.
Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:
Benefit obligation
Balance at beginning of year
236
328 307
Current service cost
4
6 7
Interest cost
20
23 26
Participants contributions
1
1 1
Actuarial loss (gain)
18
(23) 22
Benefits paid
(16)
(38) (18)
Translation
(25)
(61) (17)
Balance at end of year
238
236 328

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
110
Figures in million
2014
2013
2012
US Dollars
29    PROVISION FOR PENSION AND POST-
RETIREMENT BENEFITS continued
AngloGold Ashanti Limited Pension Fund continued
Plan assets
Balance at beginning of year
277
304 284
Interest income
24
21 25
Return on plan assets net of interest income
4
6 6
Actuarial (loss) gain
(1)
38 14
Company contributions
3
7 7
Participants contributions
1
1 1
Benefits paid
(16)
(38) (18)
Translation
(29)
(62) (15)
Fair value of plan assets at end of year
263
277 304
Funded (unfunded) status at end of year
25
41 (24)
Net amount recognised
25
41 (24)
Components of net periodic benefit cost
Interest cost
20
23 26
Current service cost
4
6 7
Interest income
(24)
(21) (25)
Net periodic benefit cost
-
8 8
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
8.75%
9.00% 8.25%
Rate of compensation increase
(1)
8.25%
8.25% 8.00%
Expected long-term return on plan assets
(2)
10.46%
10.46% 10.53%
Pension increase
6.25%
5.63% 5.40%
Plan assets
(3)
AngloGold Ashanti Limited's pension plan asset allocations at the end of the year, by asset category, are as follows:
Equity securities
56%
62% 56%
Debt securities
34%
34% 38%
Other
10%
4% 6%
100%
100% 100%
(1)
The short-term compensation rate increase is 6.4% (2013: 6.4%; 2012: 5.5%) and the long-term compensation rate increase is 8.25%
(2013: 8.25%; 2012: 8.0%).
(2)
The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
(3)
The plan assets are measured at fair value. Fair values of the equity and debt instruments have been calculated by reference to quoted prices in active markets and fall within level 1 of the fair value hierarchy.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
111
29
PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS continued
Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund’s assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund’s overall investment philosophy and strategy.
Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund’s Investment Sub-Committee at least every six months.
Number of
shares
Percentage
of total
assets
Fair
value
Number of
shares
Percentage
of total
assets
Fair
value
Number of
shares
Percentage
of total
assets
Fair
value
US Dollars million
2014
2013
2012
Related parties
Investments held in related
parties are summarised as
follows:
Equity securities
AngloGold Ashanti Limited
442,694
1.5%
4
360,776 1.5% 4 184,432 1.9% 6
Other investments
exceeding 5% of total plan
assets
Bonds
IFM Corporate Bond Unit
Trust
410,886,085
13.0%
35
291,175,811 10.2% 28 271,680,384 11.4% 35
Allan Gray Orbis Global
Equity Fund
165,847
10.9%
29
224,509 14.5% 40 224,509 9.5% 29
Contrarius Global Equity Fund
847,460
11.2%
30
1,151,413 15.2% 42 1,151,413 9.2% 28
94
110 92
Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $3m to its pension plan in 2015.
Figures in million
2014
US Dollars
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2015
16
2016
17
2017
19
2018
20
2019
22
Thereafter
144
Sensitivity analysis
AngloGold Ashanti Limited Pension Fund would be affected by changes in the actuarial assumptions of the discount rate and inflation rate used in the calculation of the net pension asset as follows:
•
The increase of 100 basis points in the discount rate will result in a net asset of $54m, while a decrease of 100 basis points in the discount rate will result in a net obligation of $12m.
•
The increase of 100 basis points in the inflation rate will result in a net obligation of $10m, while a decrease of
100 basis points in the inflation rate will result in a net asset of $53m.
The sensitivities may not be representative of the actual change in the obligation, as it is unlikely that the changes would occur in isolation.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
112
Figures in million
2014
2013
2012
US Dollars
29    PROVISION FOR PENSION AND POST-
RETIREMENT BENEFITS continued
Post-retirement medical scheme for AngloGold Ashanti Limited
South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependents.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2014.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year
137
183 157
Current service cost
-
1 1
Recognition of past service cost
-
- 22
Interest cost
10
12 13
Benefits paid
(10)
(12) (15)
Actuarial loss (gain)
11
(12) 13
Translation
(13)
(35) (8)
Balance at end of year
135
137 183
Unfunded status at end of year
(135)
(137) (183)
Net amount recognised
(135)
(137) (183)
Components of net periodic benefit cost
Current service cost
-
1 1
Interest cost
10
12 13
Recognition of past service cost
-
- 22
Net periodic benefit cost
10
13 36
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
8.20%
8.76% 7.75%
Expected increase in health care costs
7.50%
7.25% 7.00%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
7.50%
7.25% 7.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
7.50%
7.25% 7.00%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
1% point
increase
Effect on total service and interest cost
1
Effect on post-retirement benefit obligation
13
1% point
decrease
Effect on total service and interest cost
(1)
Effect on post-retirement benefit obligation
(11)

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
113
Figures in million
2014
2013
2012
US Dollars
29    PROVISION FOR PENSION AND POST-
RETIREMENT BENEFITS continued
Post-retirement medical scheme for AngloGold Ashanti Limited
South African employees continued
Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $10m to the post-
retirement medical plan in 2015.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2015
10
2016
10
2017
11
2018
11
2019
11
Thereafter
83
Other defined benefit plans
Information in respect of other defined benefit plans for the year ended
31 December 2014 has been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost and is as follows:
Benefit obligation
Balance at beginning of year
22
18 21
Recognition of past service cost
-
2 -
Interest cost
1
1 1
Actuarial (gain )loss
(3)
5 1
Transfer to third party
(7)
- -
Disposal of subsidiary
-
- (2)
Benefits paid
(1)
(4) (2)
Translation
-
- (1)
Balance at end of year
12
22 18
Plan assets
Fair value of plan assets at beginning of year
7
4 9
Company contributions
-
2 -
Transfer to third party
(7)
- -
Disposal of subsidiary
-
- (4)
Translation
-
1 (1)
Fair value of plan assets at end of year
-
7 4
Unfunded status at the end of year
(12)
(15) (14)
Net amount recognised
(12)
(15) (14)
Components of net periodic benefit cost
Recognition of past service cost
-
2 -
Interest cost
1
1 1
Net periodic benefit cost
1
3 1

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
114
Figures in million
2014
US Dollars
29    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS
continued
Other defined benefit plans continued
Cash flows
The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members.
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2015
1
2016
1
2017
1
2018
1
2019
1
Thereafter
7

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
115
29
PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS continued
Defined contribution funds
Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $60m (2013: $62m; 2012: $69m).
South Africa
AngloGold Ashanti Limited's operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng,
TauTona, First Uranium SA, Corporate and Other) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $38m (2013: $39m; 2012: $46m).
Continental Africa
AngloGold Ashanti Limited's mines in Ghana (Iduapriem and Obuasi) contribute to a provident fund and a National
Social Security plan for their employees which are defined contribution plans. The provident fund is administered by
Boards of Trustees and invests mainly in Ghana government treasury instruments, fixed term deposits and other investments. The National Social Security contributions are however managed by the Social Security and National
Insurance Trust (SSNIT) who are appointed by law. The cost of these contributions was $4m (2013: $6m; 2012: $10m).
AngloGold Ashanti Limited's mine in Guinea (Siguiri) contributes to a provident plan for their employees which is a defined contribution plan. The fund is administered by a Board of Trustees and invested mainly in Guinea government treasury instruments, fixed term deposits and other investments. A portion paid by Siguiri is currently lodged at Ecobank as a fixed term deposit which generates interest. The cost of these contributions was $3m (2013: $2m; 2012: $2m).
At AngloGold Ashanti Limited's mine in Namibia (Navachab), which was disposed of on 30 June 2014, the employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Life Assurance
Company (Namibia) Limited. Both the company and the employees contribute to this fund. The cost to the group of these contributions amounted to $1m (2013: $1m; 2012: $2m).
AngloGold Ashanti Limited's mine in Tanzania (Geita) contributes to pension plans for their employees which are defined contribution plans. There are two main Pension Funds (the Parastatal Provident Fund (PPF) and the National Social
Security Fund (NSSF)) each established by an enacted law and managed by Boards of Trustees appointed to that effect. At the time of employment, an employee is at liberty to choose which pension fund to join, thereafter movements between the funds are prohibited by law. The funds invest mainly in Tanzania government treasury instruments, fixed term deposits and other investments. In 2005, Geita Gold Mine established its own supplementary provident scheme whereby all national employees may voluntarily join. The company contributes to the NSSF on behalf of expatriate employees. On termination of expatriate employment the company normally applies for a refund of contributions from the NSSF. The NSSF also administers this fund.
Australasia
AngloGold Ashanti Limited's operations in Australia (Sunrise Dam and Tropicana) contribute to various approved superannuation funds for the provision of benefits to employees and their dependents on retirement, disability or death.
Contribution rates by the operation on behalf of employees meet compliance requirements under the Superannuation
Guarantee. The contributions by the operations are legally enforceable to the extent required by the Superannuation
Guarantee legislation and relevant employment agreements. The cost to the group of these contributions amounted to
$7m (2013: $7m; 2012: $6m).
Americas
AngloGold Ashanti Limited's mine in North America (Cripple Creek & Victor) sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold
Ashanti Limited USA. AngloGold Ashanti Limited USA's contributions were $5m (2013: $3m; 2012: $2m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
116
AngloGold Ashanti Limited's mines in Brazil (AngloGold Ashanti Córrego do Sitío Mineração and Serra Grande) operate defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan)
and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Benefi io Livre) fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco Vida e Previdência (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group.
Contributions amounted to $3m (2013: $4m; 2012: $1m).
AngloGold Ashanti Limited's mine in Argentina (Cerro Vanguardia) does not have a retirement scheme for employees.
Argentine nationals contribute to the obligatory Régimen Previsional Público fund which is administered by the state through the National Administrators of the Social Security (ANSES). Employees in Argentina contribute 11% of their salaries towards the Régimen Previsional Público fund and the company makes a contribution of 17% of an employee's salary to the same fund.
AngloGold Ashanti Limited's operations in Colombia offer a Voluntary Pension Fund to their employees. The fund is administered by Porvenir. The employees can contribute up to 10% of their salary and the company contributes 50% of this amount. On termination of employment the participant may apply to withdraw from the fund.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
117
Figures in million
2014
2013
2012
US Dollars
30    DEFERRED TAXATION
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets
833
840 1,568
Inventories
32
38 64
Derivatives
1
- 2
Other
49
23 15
915
901 1,649
Assets
Provisions
326
320 512
Derivatives
2
1 1
Tax losses
52
73 109
Other
95
105 40
475
499 662
Net deferred taxation liability
440
402 987
Included in the statement of financial position as follows:
Deferred tax assets
127
177 97
Deferred tax liabilities
567
579 1,084
Net deferred taxation liability
440
402 987
The movement on the deferred tax balance is as follows:
Balance at beginning of year
402
987 1,069
Taxation of items included in income statement
90
(467) (68)
Taxation on items included in other comprehensive income
(5)
18 -
Acquisition of subsidiary (note 34)
-
- 8
Disposal of subsidiary (note 34)
-
- (2)
Transfer to liabilities held for sale
-
(39) -
Translation
(47)
(97) (20)
Balance at end of year
440
402 987
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totaled $330m
(2013: $305m; 2012: $450m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
118
Figures in million
2014
2013
2012
US Dollars
31    TRADE, OTHER PAYABLES AND DEFERRED
INCOME
Non-current
Accruals
8
1 9
Deferred income
-
- 1
Other payables
7
3 -
15
4 10
Current
Trade payables
397
487 590
Accruals
261
294 325
Deferred income
-
- 3
Other payables
37
39 61
695
820 979
Total trade, other payables and deferred income
710
824 989
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
32    TAXATION
Balance at beginning of year
30
66 119
Refunds during the year
41
23 54
Payments during the year
(194)
(187) (507)
Taxation of items included in the income statement
165
134 414
Disposal of subsidiary (note 34)
-
- (4)
Translation
(1)
(6) (10)
Balance at end of year
41
30 66
Included in the statement of financial position as follows:
Taxation asset included in trade and other receivables
25
51 54
Taxation liability
66
81 120
41
30 66
33    CASH GENERATED FROM OPERATIONS
Profit (loss) before taxation
216
(2,533) 1,261
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(13)
(94) 35
Amortisation of tangible assets (notes 4 and 15)
750
775 830
Finance costs and unwinding of obligations (note 8)
278
296 231
Environmental, rehabilitation and other expenditure
32
(66) (17)
Special items
31
3,399 402
Amortisation of intangible assets (notes 4 and 16)
36
24 5
Fair value adjustment on $1.25bn bonds
17
58 -
Fair value adjustment on option component of convertible bonds
-
(9) (83)
Fair value adjustment on mandatory convertible bonds
-
(356) (162)
Interest received (note 3)
(24)
(39) (43)
Share of associates and joint ventures' loss (note 9)
25
162 30
Other non-cash movements
68
25 79
Movements in working capital
(43)
(250) (218)
1,373
1,392 2,350
Movements in working capital:
Decrease (increase) in inventories
64
(142) (324)
Decrease (increase) in trade and other receivables
52
69 (110)
(Decrease) increase in trade, other payables and deferred income
(159)
(177) 216
(43)
(250) (218)

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
119
Figures in million
2012
US Dollars
34    BUSINESS COMBINATIONS AND DISPOSALS
Acquisition of First Uranium (Pty) Limited
On 20 July 2012, AngloGold Ashanti Limited acquired the entire share capital of First Uranium (Pty)
Limited, a wholly owned subsidiary of Toronto-based First Uranium Corporation and the owner of Mine
Waste Solutions, a recently commissioned tailings retreatment operation located in South Africa’s Vaal
River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities, for an aggregate cash consideration of $335m. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for using the acquisition method.
The fair value of the identifiable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:
Assets
Tangible assets (note 15) 616
Other investments (note 19) 3
Deferred tax (note 30) 52
Inventories 134
Trade and other receivables 2
Cash restricted for use 3
Cash and cash equivalents 5
815
Liabilities
Environmental rehabilitation and other provisions (note 28) 386
Loans from group companies 204
Deferred tax (note 30) 60
Trade and other payables 48
698
Total identifiable net assets at fair value 117
Purchase consideration 131
Goodwill recognised on acquisition (note 16) 14
Analysis of cash flows on acquisition:
Net cash acquired with the subsidiary 5
Cash paid - share capital acquired (131)
Cash paid - loan acquired (204)
(330)
For the year ended 31 December 2012, First Uranium (Pty) Limited contributed $41m of revenue and a profit of less than $1m to the net profit before tax of the group. If the combination had taken place at the beginning of 2012, applying the group accounting policies, the group's profit for the year would have been $920m and revenue would have been
$6,697m.
The transaction costs of $3m have been expensed and are included in administrative expenses in the income statement and are part of operating activities in the statement of cash flows.
The goodwill of $14m arising from the acquisition consists largely of the expected synergies arising from the immediate proximity of AngloGold Ashanti Limited’s own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold Ashanti Limited’s Vaal River tailings without having to build additional processing facilities. The processing of AngloGold Ashanti Limited's tailings will reduce the environmental liability associated with those tailings. In addition, the company is able to utilise its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both AngloGold Ashanti Limited and First Uranium (Pty) Limited tailings alike.
None of the goodwill recognised is expected to be deductible for income tax purposes. There have been no significant movements in goodwill or provisions except for the fair value movements related to the commodity contract since the date of acquisition.
Financial assets acquired includes trade and other receivables with a fair value of $2m. All trade and other receivables are expected to be collectible.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
120
Figures in million
2012
US Dollars
34    BUSINESS COMBINATIONS AND DISPOSALS continued
Part disposal of Rand Refinery (Pty) Limited
In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery (Pty)
Limited (Rand Refinery) for a total cash consideration of $6m. At 31 December 2012, AngloGold
Ashanti Limited held a remaining interest of 48.03% and this interest was accounted for as an associate.
The carrying value of the identifiable assets and liabilities of Rand Refinery as at the date of disposal was:
Assets
Tangible assets (note 15) 53
Other non-current assets (note 21) 2
Non-current assets held for sale 1
Inventories 22
Trade and other receivables 13
Cash and cash equivalents 31
122
Liabilities
Deferred tax (note 30) 2
Trade and other payables 22
Taxation (note 32) 4
28
Total identifiable net assets 94
Consideration received 6
Fair value of residual value of investment (note 18) 57
Non-controlling interest 45
Less: net assets disposed (94)
Total gain on disposal 14
Total gain on disposal 14
Realised gain 5
Unrealised gain
9

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
121
Figures in million
2014
2013
2012
US Dollars
35    RELATED PARTIES
Material related party transactions were as follows (not attributable):
Sales and services rendered to related parties
Joint ventures
10
18 18
Purchases and services acquired from related parties
Associates
7
7 4
Outstanding balances arising from sale of goods and services due by related parties
Joint ventures
4
3 2
Amounts owed to/due by related parties above are unsecured and non-
interest bearing.
Loans advanced to associates
Oro Group (Pty) Limited
1
1 2
The loan bears a market related interest rate determined by the Oro Group
(Pty) Limited's board of directors and is repayable at its discretion.
Rand Refinery (Pty) Limited
22
-
-
A shareholder loan of $44m was advanced to Rand Refinery (Pty) Ltd during
December 2014 and is repayable in December 2016. The loan accrues interest at JIBAR plus 3.5%. An amount of $21m was recognised as an impairment in 2014.
Loans advanced to joint ventures
Société d'Exploitation des Mines d'Or de Sadiola S.A.
-
- 36
In 2012, a loan of $12m, that was repayable on demand and bearing interest at LIBOR plus 2% per annum, was fully impaired. During 2014 an amount of $20m was recovered on the previously impaired loan.
AuruMar (Pty) Limited
-
- 2
The loan was interest free and had no fixed terms of repayment. The loan was repaid during 2013.
Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 18).
Guarantees
Details of guarantees to related parties are included in note 36.
Agreement with Izingwe Property Managers (Pty) Limited
AngloGold Ashanti entered into an agreement ("Agreement") with Izingwe
Property Managers (Pty) Limited "Izingwe Property") under which Izingwe
Property assists AngloGold Ashanti in planning, design, development and construction of 200 units of housing in South Africa for employees of
AngloGold Ashanti. Izingwe Property's roles are those of development and project manager and main contractor. To date $1.9m has been paid to
Izingwe Property pursuant to the agreement. The contract was completed on 27 October 2014. Sipho Pityana, Chairman of the company, is Chairman and a 44% shareholder in Izingwe Holdings (Pty) Limited ("Izingwe"),
AngloGold Ashanti's BEE partner. Izingwe Capital (Pty) Limited, an associate company of Izingwe is the majority shareholder of Izingwe
Property.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
122
35    RELATED PARTIES continued
Executive contracts
All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s short term incentive scheme, the Bonus
Share Plan (BSP), and the Long Term Incentive Plan (LTIP). All recently updated Executive Committee contracts include details on participation in the Co-investment Plan (CIP) and the applicable Minimum Share Holder Requirement
(MSR).
South African executives (with the exception of the CEO and CFO who are remunerated 100% in South Africa) have dual contracts, which reflect the percentage of their time focused on offshore business requirements.
The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:
•
The acquisition of all or part of AngloGold Ashanti; or
•
A number of shareholders holding less than 35% of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•
The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.
In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2014 were as follows:
Executive Committee member
Notice period
Change of
control
CEO 12 months 12 months
CFO 6 months 6 months
EXCO 6 months 6 months

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
123
35    RELATED PARTIES continued
Directors and other key management personnel
Details relating to Directors' and Prescribed Officers' emoluments and shareholdings in the company are disclosed below:
Executive Directors’ and Prescribed Officers’ remuneration
Appointed
with effect
from
Resigned/
retired with
effect from
Salary
(1)
Performance
related
payments
(2)
Pension
scheme
benefits
Other
benefits
and
encashed
leave
(3)
Sub total
Pre-tax
gain on
share
options
Total
Total
Figures in thousand
2014
SA
Rands
US
Dollars
(4)
Executive Directors
S Venkatakrishnan
(5)
Full year
12,000
-
2,970
1,149
16,119
-
16,119 1,488
RN Duffy
(6)
30-Sep-14
7,033
2,533
1,441
142
11,149
-
11,149 1,030
KC Ramon
(7)
1-Oct-14
1,750
1,284
219
14
3,267
-
3,267 302
20,783
3,817
4,630
1,305
30,535
-
30,535
2,820
Prescribed Officers
I Boninelli
Full year
5,720
2,870
608
99
9,297
-
9,297 858
CE Carter
(8)
Full year
6,891
3,043
732
1,046
11,712
864
12,576 1,161
GJ Ehm
(20)
Full year
8,038
7,247
293
10,975
26,553
1,002
27,555 2,544
RW Largent
(9)
Full year
12,503
6,615
211
5,388
24,717
968
25,685 2,372
DC Noko
Full year
5,590
5,162
594
744
12,090
-
12,090 1,116
MP O' Hare
Full year
7,367
3,475
1,509
109
12,460
-
12,460 1,151
ME Sanz Perez
Full year
5,700
3,999
606
157
10,462
-
10,462 966
YZ Simelane
(10)
31-Jul-14
2,229
-
501
11,602
14,332
4,182
18,514 1,710
54,038
32,411
5,054
30,120
121,623
7,016
128,639
11,878
Total Executive Directors' and Prescribed
Officers' remuneration ZAR
74,821
36,228
9,684
31,425
152,158
7,016
159,174
14,698
Total Executive Directors' and Prescribed
Officers' remuneration USD
6,909
3,345
894
2,902
14,050
648
14,698
Appointed
with effect
from
Resigned/
retired with
effect from
Salary
(1)
Performance
related
payments
(2)
Pension
scheme
benefits
Other
benefits
and
encashed
leave
(3)
Sub total
Pre-tax
gain on
share
options
Total
Total
Figures in thousand
2013
SA
Rands
US
Dollars
(4)
Executive Directors
M Cutifani
31-Mar-13
3,639 -
664
1,915 6,218
19,293 25,511 2,651
RN Duffy
Full year
6,589 2,659
1,341
152 10,741
- 10,741 1,116
AM O' Neill
(11)
2-Aug-13
10,256 -
145
5,171 15,572
18,421 33,993 3,532
S Venkatakrishnan
Full year
13,135 -
2,704
2,117 17,956
- 17,956 1,866
33,619
2,659
4,854
9,355 50,487
37,714 88,201 9,165
Prescribed Officers
I Boninelli
Full year
5,200 3,691
553
58
9,502
- 9,502
987
CE Carter
Full year
6,457 2,234
686
487 9,864
3,048 12,912 1,342
GJ Ehm
Full year
7,349 4,433
232
85 12,099
- 12,099 1,257
RW Largent
Full year
10,037 4,358
1,662
2,647 18,704
2,952 21,656 2,251
M MacFarlane
(12)(13)
30-Jun-13
2,292 -
284
3,367 5,943
- 5,943 618
DC Noko
Full year
4,792 1,802
509
10 7,113
- 7,113 739
MP O' Hare
(14)
Full year
6,697 2,719
1,363
117 10,896
517 11,413 1,186
ME Sanz Perez
Full year
4,864 3,573
517
53 9,007
- 9,007 936
YZ Simelane
Full year
3,865 909
787
214 5,775
- 5,775 600
51,553
23,719
6,593
7,038 88,903
6,517 95,420 9,916
Total Executive Directors' and Prescribed
Officers' remuneration ZAR 85,172
26,378
11,447
16,393 139,390
44,231 183,621 19,081
Total Executive Directors' and Prescribed
Officers' remuneration USD
8,851 2,741
1,189
1,703 14,484
4,597 19,081

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
124
35    RELATED PARTIES continued
Directors and other key management personnel
continued
Executive Directors’ and Prescribed Officers’ remuneration continued
Appointed
with effect
from
Resigned/
retired with
effect from
Salary
(1)
Performance
related
payments
(2)
Pension
scheme
benefits
Other
benefits
and
encashed
leave
(3)
Sub total
Pre-tax
gain on
share
options
Total
Total
Figures in thousand
2012
SA
Rands
US
Dollars
(4)
Executive Directors
M Cutifani
(15)
Full year
14,041 2,939
2,879
466 20,325
22,946 43,271 5,279
S Venkatakrishnan
(15)(16)
Full year
8,708 2,577
1,711
4,277 17,273
18,713 35,986 4,391
22,749
5,516
4,590
4,743 37,598
41,659 79,257 9,670
Prescribed officers
I Boninelli
Full year
4,841 965
505
27 6,338
- 6,338 773
CE Carter
(15)(16)
Full year
5,601 1,281
584
2,388 9,854
8,674 18,528 2,261
RN Duffy
(16)
Full year
6,191 869
1,211
2,669 10,940
- 10,940 1,335
GJ Ehm
(16)
Full year
5,641 977
510
1,435 8,563
- 8,563 1,045
RW Largent
(16)
Full year
6,779 1,447
1,565
2,920 12,711
14,022 26,733 3,262
RL Lazare
(16)(17)
31-Mar-12
1,419 2,626
245
3,067 7,357
10,184 17,541 2,140
M MacFarlane
(12)
01-Jun-12
3,108 346
219
2 3,675
- 3,675 448
DC Noko
(18)
15-Jun-12
2,446 455
306
2,256 5,463
- 5,463 667
MP O’Hare
Full year
5,634 1,035
1,101
391 8,161
- 8,161 996
AM O’Neil l
(16)
Full year
11,911 2,686
318
2,101 17,016
- 17,016 2,076
ME Sanz Perez
(19)
Full year
3,945 830
411
789 5,975
- 5,975 729
YZ Simelane
Full year
3,496 594
684
111 4,885
- 4,885 596
61,012
14,111
7,659
18,156 100,938
32,880 133,818 16,328
Total Executive Directors' and Prescribed Officers'
remuneration ZAR
83,761 19,627
12,249
22,899 138,536
74,539 213,075 25,998
Total Executive Directors' and Prescribed Officers'
remuneration USD
10,220 2,395
1,494
2,794 16,903
9,095 5,998
(1)
Salaries are disclosed only for the period from or to which office is held.
(2)
The performance related payments are calculated on the year's financial results.
(3)
Includes health care, separation payments, cash in lieu of dividends and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(4)
Values have been converted using the average annual exchange rate for 2014: R10.8295:$1 (2013: R9.6231:$1;
2012: R8.1961:$1).
(5)
S Venkatakrishnan's BSP cash bonus will be delivered in restricted shares that will be deferred to retirement or employment termination or any corporate activity resulting in a change of control.
(6)
RN Duffy resigned as an executive director on 30 September 2014 however pay disclosure is for full year.
(7)
KC Ramon commenced 1 October 2014 and as such her pay reflects 3 months of the year.
(8)
Other benefits of CE Carter include pay in lieu of leave on transfer.
(9)
Other benefits of RW Largent include sale of BSP shares.
(10)
Other benefits of YZ Simelane include separation payments of a severance package and pay in lieu of leave.
(11)
Other benefits of AM O' Neill include early retirement payments of a pro-rata retention bonus payment and pay in lieu of leave on separation.
(12)
M MacFarlane commuted between Canada and South Africa and the company carried the cost of flights and hotel accommodation in South Africa; these are excluded for reporting purposes.
(13)
Other benefits of M MacFarlane include separation payments of a severance package and pay in lieu of leave.
(14)
In 2013, MP O' Hare had a once off pension payment in recognition of previous service paid into the AngloGold Ashanti Pension
Fund to the value of R7.4m. This has not been included for reporting purposes.
(15)
These executives and prescribed officer applied all of the after tax proceeds from the sale of their options to acquire ordinary shares in AngloGold Ashanti as follows: M Cutifani 51,692; and S Venkatakrishnan 42,157; and C Carter 19,541.
(16)
Received retention bonus.
(17)
Cash paid in lieu of LTIP for 2012.
(18)
Received a sign-on bonus.
(19)
Received the remainder of sign-on bonus in July 2012 (paid over 24 months).
(20)
G Ehm – other benefits is inclusive of surplus leave sale.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
125
35    RELATED PARTIES continued
Directors and other key management personnel
continued
Details relating to Directors' and Prescribed Officers' emoluments and shareholdings in the company are disclosed below:
Executive Directors’ and Prescribed Officers’ once-off retention bonus payment
Appointed
with effect
from
Resigned/
retired with
effect from
Cash
Retention
Bonus ZAR
Cash
Retention
Bonus
expressed
in
US dollars
Long Term
Incentive Plan -
Retention Bonus
Share Awards
Number of shares
Figures in thousand
2014
Executive Directors
S Venkatakrishnan
(2)
Full year
-
-
23,687
RN Duffy
30-Sep-14
2,636
243
17,458
2,636
243
41,145
Prescribed Officers
I Boninelli
Full year
2,080
192
13,777
CE Carter
Full year
2,583
239
17,106
GJ Ehm
Full year
2,688
248
15,469
RW Largent
Full year
4,027
372
20,185
DC Noko
Full year
1,917
177
12,697
MP O’Hare
Full year
2,679
247
17,744
ME Sanz Perez
Full year
1,838
170
12,177
17,812
1,645
109,155
20,448
1,888
150,300
(1)
(1)
Refer to note 11 for the Long Term Incentive Plan Retention Bonus Shares.
(2)
S Venkatakrishnan received the LTIP share portion and no cash as this will be delivered in deferred restricted shares in the second quarter of 2015.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
126
35    RELATED PARTIES continued
Directors and other key management personnel continued
Number of options and awards granted
Balance at
1 January
2014
Granted
during
2014
Exercised
during
2014
Pre-tax gains on
share options
exercised
($000)
Lapsed
during
2014
Balance as at
31 December
2014
(1)
Executive Directors
S Venkatakrishnan
220,393
166,625
-
-
20,159
366,859
RN Duffy
(3)
166,543
92,361
-
-
14,754
244,150
KC Ramon
(4)
-
50,201
-
-
-
50,201
386,936
309,187
-
-
34,913
661,210
Prescribed Officers
(2)
I Boninelli
82,472
73,930
-
-
4,825
151,577
CE Carter
112,389
88,001
4,481
80
39,074
156,835
GJ Ehm
122,462
103,913
5,360
93
7,316
213,699
RW Largent
113,073
161,509
4,790
89
9,184
260,608
MP O’Hare
133,616
95,877
-
-
5,134
224,359
DC Noko
45,334
68,178
-
-
-
113,512
ME Sanz Perez
67,880
73,107
-
-
5,279
135,708
YZ Simelane
(5)
74,035
39,091
39,875
386
73,251
-
751,261
703,606
54,506
648
144,063
1,256,298
Other management
4,550,186
3,188,351
1,023,416
16,614
1,212,452
5,502,669
Total share incentive scheme
5,688,383
4,201,144
1,077,922
17,262
1,391,428
7,420,177
Balance at
1 January
2013
Granted
during
2013
Exercised
during
2013
Pre-tax gains on
share options
exercised
($000)
Lapsed
during
2013
Balance as at
31 December
2013
(1)
Executive Directors
M Cutifani
(6)
271,891
5,429 88,594 2,005 188,726 -
RN Duffy
109,648
65,193 - - 8,298 166,543
AM O’Neill
(7)
150,113
124,961 129,284 1,914 145,790 -
S Venkatakrishnan
136,395
99,043 - - 15,045 220,393
668,047
294,626 217,878 3,919 357,859 386,936
Prescribed Officers
(2)
I Boninelli
30,158
52,314 - - - 82,472
CE Carter
66,331
66,929 13,609 317 7,262 112,389
GJ Ehm
68,471
59,443 - - 5,452 122,462
RW Largent
56,206
76,865 12,537 306 7,461 113,073
MP O’Hare
74,619
66,699 2,306 54 5,396 133,616
M MacFarlane
(8)
-
42,765 - - 42,765 -
DC Noko
-
45,334 - - - 45,334
ME Sanz Perez
21,793
46,087 - - - 67,880
YZ Simelane
42,969
36,218 - - 5,152 74,035
360,547
492,654 28,452 677 73,488 751,261
Other management
3,551,735
2,533,048 684,413 12,227 850,184 4,550,186
Total share incentive scheme
4,580,329 3,320,328 930,743 16,823 1,281,531 5,688,383

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
127
35    RELATED PARTIES continued
Directors and other key management personnel continued
Number of options and awards granted continued
Balance at
1 January
2012
Granted
during
2012
Exercised
during
2012
Pre-tax gains on
share options
exercised
($000)
Lapsed
during
2012
Balance as at
31 December
2012
(1)
Executive Directors
M Cutifani
258,210
112,183 86,293 2,800 12,209 271,891
S Venkatakrishnan
160,966
52,176 70,375 2,283 6,372 136,395
419,176
164,359 156,668 5,083 18,581 408,286
Prescribed Officers
(2)
I Boninelli
8,568
21,590 - - - 30,158
CE Carter
76,627
25,507 32,621 1,058 3,182 66,331
RN Duffy
85,394
27,790 - - 3,536 109,648
GJ Ehm
48,845
22,286 - - 2,660 68,471
RW Largent
88,331
26,083 52,069 1,711 6,139 56,206
RL Lazare
(9)
41,573
1,901 34,279 1,243 9,195 -
M MacFarlane
(10)
- - - - - -
MP O’Hare
54,281
22,809 - - 2,471 74,619
AM O’Neill
108,544
45,512 - - 3,943 150,113
DC Noko
(11)
- - - - - -
ME Sanz Perez
8,406
13,387 - - - 21,793
YZ Simelane
32,008
13,350 - - 2,389 42,969
552,577
220,215 118,969 4,012 33,515 620,308
Other management
3,006,829
1,592,126 670,004 23,155
377,216
3,551,735
Total share incentive scheme
3,978,582 1,976,700 945,641 32,250 429,312 4,580,329
(1)
The latest expiry date of all options/awards granted and outstanding at 31 December 2014 is 24 February 2024
(2013: 13 March 2023; 2012: 21 February 2022).
(2)
Pursuant to the Companies Act, which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.
(3)
No longer an executive director with effect from 30 September 2014.
(4)
Appointed as executive director with effect from 1 October 2014.
(5)
No longer a prescribed officer and left the employ of AngloGold Ashanti with effect from 31 July 2014.
(6)
No longer an executive director with effect from 31 March 2013.
(7)
No longer an executive director with effect 15 July 2013 and went on early retirement from 2 August 2013.
(8)
No longer a prescribed officer and left the employ of AngloGold Ashanti with effect from 30 June 2013.
(9)
No longer a prescribed officer with effect from 31 March 2012.
(10)
M MacFarlane was appointed to the Executive Committee with effect from 1 June 2012 and therefore had no holdings/grants in
2012.
(11)
D Noko was appointed to the Executive Committee with effect from 15 June 2012 and therefore had no holdings/grants in 2012.
Subsequent to year end and up to 19 March 2015, no options/awards have been exercised by Executive Directors and
Prescribed Officers, except for Charles Carter who exercised 38,873 awards for a pre-tax gain of $461,084,
Michael O’Hare who exercised 294 awards for a pre-tax gain of $2,997, and Ronald Largent who exercised 33,882 awards for a pre-tax gain of $393,269.
A total of 1,902,542 (2013: 1,668,617; 2012: 1,264,872) options/awards out of the 7,420,177 (2013: 5,688,383;
2012: 4,580,329) options/awards granted and outstanding at 31 December 2014 are fully vested.
Awards granted since 2005 have been granted at no cost to participants.
Non-Executive Directors are not eligible to participate in the share incentive scheme.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
128
35    RELATED PARTIES continued
Directors and other key management personnel continued
Awards granted in respect of the previous year's financial results:
Total
(1)(8)
Value
($000)
(3)(8)
Total
(2)
Value
($000)
(3)
Total
(4)
Value
($000)
(3)
Issued in
2015
2014
2013
Executive Directors
M Cutifani
(6)
- -
-
-
5,429 148
S Venkatakrishnan
233,565 2,670
166,625
3,471
99,043 2,736
RN Duffy
1,481 42
92,361
1,918
65,193 1,801
KC Ramon
114,637 1,288
-
-
- -
AM O’Neill
(7)
- -
-
-
124,961 3,452
349,683 3,999
258,986
5,389
294,626 8,137
Prescribed Officers
I Boninelli
95,191 1,094
73,930
1,523
52,314 1,445
CE Carter
122,367 1,374
88,001
1,832
66,929 1,849
GJ Ehm
120,469 1,374
103,913
2,158
59,443 1,642
RW Largent
(5)
213,018 2,393
161,509
3,323
76,865 2,124
MP O’Hare
1,268 36
95,877
1,985
66,699 1,843
M MacFarlane
- -
-
-
42,765 1,182
DC Noko
93,843 1,054
68,178
1,403
45,334 1,253
ME Sanz Perez
94,304 1,074
73,107
1,504
46,087 1,273
YZ Simelane
- -
39,091
816
36,218 1,001
740,460 8,399
703,606
14,544
492,654 13,612
Total awards to executive management
1,090,143 12,399
962,592
19,933
787,280 21,749
(1)
Includes awards granted in respect of the 20% top-up for the 2012 BSP awards.
(2)
Includes awards granted in respect of the 20% top-up for the 2011 BSP awards, 2014 BSP matching awards and 2014 LTIP (inclusive of the 60% share retention bonus awards; the 40% deferred cash portion will be reported in the year of payment, i.e. 2015).
(3)
The 2015, 2014, 2013 and 2012 values have been converted using an average exchange rates of R11.5684:$1 (2014: R10.8295:$1;
2013: R9.6231:$1; 2012: R8.1961: $1).
(4)
Includes awards granted in respect of the 20% top-up for the 2010 BSP awards.
(5)
Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.
(6)
No longer an executive director with effect from 31 March 2013.
(7)
No longer an executive director with effect from 2 August 2013.
(8)
BSP 2015 will be awarded after the Annual General Meeting to be held on 6 May 2015, subject to approval by the shareholders to renew the authority of placing 5% of the shares in issue under the control of the directors.
Non-Executive Director remuneration
The table below details the fees and allowances paid to Non-Executive Directors:
Non-Executive Directors' fees and allowances
Figures in thousand
(1)
Director
fees
Committee
fees
Travel
allowance
Total
Total
Total
US Dollars
2014
2013
2012
SM Pityana
(2)
334
86
10
430
186 175
TT Mboweni - Retired on 14 May 2014
(3)
50
25
-
75
344 357
FB Arisman
-
-
-
-
120 251
R Gasant
117
63
8
188
131 118
NP January-Bardill
117
60
10
187
140 146
MJ Kirkwood
121
91
51
263
266 94
WA Nairn
-
-
-
-
71 178
LW Nkuhlu
(4)
148
90
8
246
184 178
F Ohene-Kena
-
-
-
-
54 118
RJ Ruston
117
81
42
240
251 189
DL Hodgson
88
27
10
125
-
-
Total
1,092
523
139
1,754
1,747 1,804
(1)
Directors’ compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of
R10.8295:$1 (2013: R9.6231:$1; 2012: R8.1961: $1).
(2)
On 17 February 2014, Sipho Pityana was appointed chairman of the board.
(3)
Fees are disclosed only for the period from or to which, office is held.
(4)
Prof. Nkuhlu assumed the role of Lead Independent Director in February 2014, and Deputy Chairman in March 2014.
Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors’ fees or committee fees.
At the Annual General Meeting of shareholders held on 14 May 2014, shareholders approved an increase in directors’
fees with effect from 1 May 2014. Directors fees for committees may vary depending on the number of committees on which the Non-Executive Director is a member and whether he/she is the Chairman or a member of the committee.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
129
35    RELATED PARTIES continued

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares
The interests of directors, prescribed officers and their associates in the ordinary shares of the company at
31 December 2014, which individually did not exceed 1% of the company’s issued ordinary share capital, were:
31 December 2014
Beneficial holding
31 December 2013
Beneficial holding
31 December 2012
Beneficial holding
Direct
Indirect
Direct
Indirect
Direct
Indirect
Non-Executive Directors
DL Hodgson
1,500
-
-
-
-
-
MJ Kirkwood
(1)
8,000
-
3,000
-
-
-
LW Nkuhlu
3,000
-
-
3,000
-
800
RJ Ruston
(2)
-
1,000
-
1,000
-
-
FB Arisman
-
-
-
-
-
4,984
Total
12,500
1,000
3,000
4,000
-
5,784
Executive Directors
RN Duffy
-
-
1,180
-
-
-
M Cutifani
-
-
-
-
61,692
-
S Venkatakrishnan
86 009
-
78,437
-
52,508
-
AM O’Neill
-
-
-
-
-
7,000
Total
86,009
-
79,617
-
114,200
7,000
Company Secretary
ME Sanz Perez
7,506
-
1,135
-
-
-
Total
7,506
-
1,135
-
-
-
Prescribed Officers
I Boninelli
5,728
2,247
-
1,284
-
-
CE Carter
32,253
-
36,500
-
25,078
-
GJ Ehm
(3)
8,155
-
1,213
-
-
-
MP O’Hare
2,247
-
1,379
-
-
-
RW Largent
(4)
10,410
-
1,910
-
-
-
DC Noko
3,690
-
615
-
-
-
Total
62,483
2,247
41,617
1,284
25,078
-
Grand total
168,498
3,247
125,369
5,284
139,278
12,784
SM Pityana, Non-Executive Director of AngloGold Ashanti, had an indirect beneficial holding in the company given that he is a trustee and beneficiary of a trust which holds a 44% interest in Izingwe, the company’s BEE partner. As at
31 December 2014, Izingwe held nil E ordinary shares in the issued capital of the company (2013: 350,000 E ordinary shares). The commercial transaction between AngloGold Ashanti and Izingwe was concluded on 27 October 2014.
(1)
Held on the New York stock exchange as 8,000 American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)
Held on the Australian stock exchange as 5,000 CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)
(3)
Held on the Australian stock exchange as 36,067 CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share) and on the
JSE as 942 ordinary shares
(4)
Held on the New York stock exchange as 10,410 American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
Changes in directors’ and prescribed officers’ interests in AngloGold Ashanti shares after 31 December 2014:
Date of
transaction
Type of transaction
Number
of shares
Direct/indirect
beneficial
holding
Executive Directors
S Venkatakrishnan
(1)
25 February 2015
On-market purchase of AngloGold Ashanti
restricted ordinary shares
56,690 Direct
2 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
1,502 Direct
KC Ramon 5 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
3,104 Direct
Company Secretary
ME Sanz Perez 26 February 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
2,465 Direct
4 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
500 Direct

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
130
Date of
transaction
Type of transaction
Number
of shares
Direct/indirect
beneficial
holding
Investment Plan
Prescribed Officers
GJ Ehm 24 February 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
4,500
Direct
25 February 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
877
Direct
2 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
9,000
Direct
MP O’Hare 2 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
408
Direct
5 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
508 Direct
I Boninelli 26 February 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
2,558 Indirect
2 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
560
Indirect
10 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
7,839
Indirect
CE Carter 24 February 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
7,307
Direct
DC Noko 2 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
270
Direct
3 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
11,895 Direct
6 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
1,231
Direct
RW Largent 6 March 2015
On-market purchase of ordinary shares
pursuant to the AngloGold Ashanti Co-
Investment Plan
18,160
Direct
(1)
Of the restricted 56,690 shares (in lieu of the BSP cash bonus), 17,203 shares are deemed to be the executive’s CIP investment for
2015.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
131
Figures in million
2014
2013
2012
US Dollars
36 CONTRACTUAL COMMITMENTS AND
CONTINGENCIES
Operating leases
At 31 December 2014, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry:
- within one year
8
18
22
-
between one and two years
2
8
3
-
between two and five years
4
6
4
-
after five years
-
3
3
14
35
32
Operating lease charges included in profit before taxation amounts to $19m (2013: $34m; 2012: $42m).
Finance leases
The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Minimum
payments
Present
value of
payments
Minimum
payments
Present
value of
payments
Minimum
payments
Present
value of
payments
US Dollars million
2014
2013
2012
Within one year
8
5
10 7
20 15
After one year but not more than five
years
29
20
29
20
44
32
More than five years
36
14
21
19
32 26
Total minimum lease payments
73
39
60
46
96
73
Amounts representing finance charges
(34)
-
(14) - (23)
-
Present value of minimum lease
payments
39
39
46
46 73 73
Figures in million
2014
2013
2012
US Dollars
Capital commitments
Acquisition of tangible assets
Contracted for
178
437 1,075
Not contracted for
768
1,073 2,242
Authorised by the directors
946
1,510 3,317
Allocated to:
Project capital
- within one year
430
431 1,092
- thereafter
335
714 1,708
765
1,145 2,800
Stay-in-business capital
- within one year
181
365 517
Share of underlying capital commitments of joint ventures included above
49
185 749
Purchase obligations
Contracted for
- within one year
295
610 643
- thereafter
213
136 102
508
746 745

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
132
36
CONTRACTUAL COMMITMENTS AND CONTINGENCIES continued
Purchase obligations continued
Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Contingencies
Guarantees
and
contingencies
Liabilities
included in
the
statement
of financial
position
Guarantees
and
contingencies
Liabilities
included in
the
statement of
financial
position
Guarantees
and
contingencies
Liabilities
included in
the
statement
of financial
position
US Dollars million
2014
2013
2012
Contingent liabilities
Groundwater pollution
(1)
-
-
- - - -
Deep groundwater pollution -
Africa
(2)
-
-
- - - -
Litigation - Ghana
(3) (4)
97
-
97 - - -
Occupational Diseases in Mines
and Works Act (ODMWA)
litigation
(5)
192
-
- - - -
Other tax disputes - AngloGold
Ashanti Brasil Mineração Ltda
(6)
32
-
38 - 38 -
Sales tax on gold deliveries -
Mineração Serra Grande S.A.
(7)
-
-
101 - 156 -
VAT disputes - Mineração Serra
Grande S.A.
(8)
15
-
16 - 19 -
Tax dispute - AngloGold Ashanti
Colombia S.A.
(9)
162
-
188 - 161 -
Tax dispute - Cerro Vanguardia
S.A.
(10)
53
-
63 - - -
Contingent assets
Indemnity - Kinross Gold
Corporation
(11)
(9)
-
(60) (90)
Royalty - Tau Lekoa Gold Mine
(12)
-
-
- -
Royalty - Navachab Mine QKR
(13)
-
-
- -
Guarantees
Financial guarantees
Oro Group (Pty) Limited
(14)
9
-
10 - 12 -
551
-
453 - 296 -

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
133
36
CONTRACTUAL COMMITMENTS AND CONTINGENCIES continued
Contingent liabilities
(1)
Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine reside stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions.
The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural
Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s
(MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The Parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012.
On 23 July 2013 and 20 February 2014, AGAG was served with writs issued by MBC claiming a total of $97m. AGAG filed a conditional entry of appearance and a motion of stay of proceedings pending arbitration. On 5 May 2014, the court denied AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of
Proceedings at the lower court, which was granted on 11 June 2014. On 2 October 2014, AGAG was notified that the records had been transmitted to the Court of Appeal. However, as the transmitted records were incomplete, AGAG timely filed an application for the record to be amended prior to filing its statement of case. The matter remains pending.
(4)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant
(PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs have not filed their application for directions which was due by 31 October 2013. AGAG is allowing some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the
PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number)
on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. To date, plaintiffs have failed to amend their writ and file their statement of claim. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.
(5)
Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the
Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993
does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational
Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended, and the status of the proceedings are set forth below. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.
On or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi
("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations)
Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class
("the Nkala Action"). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependents of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965.
AngloGold Ashanti filed a notice of intention to oppose the application.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
134
36
CONTRACTUAL COMMITMENTS AND CONTINGENCIES continued
On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala
Action, as well as a request for an amendment to change the scope of the classes. The applicants now request certification of two classes (the "silicosis class” and the "tuberculosis class"). The silicosis class would consist of certain current and former underground mineworkers who have contracted silicosis, and the dependents of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependents of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).

In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against
AngloGold Ashanti for amounts as yet unspecified. The parties in the class action met with the court and have tentatively agreed on a timetable for the court process wherein the application to certify the class action will be heard in October 2015.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7m as at the 31 December 2014 closing rate. On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4m as at the 31 December 2014 closing rate.
On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $100m as at the 31 December 2014 closing rate. On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $81m as at the
31 December 2014 closing rate.

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should
AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.
(6)
Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $18m (2013: $19m;
2012: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $14m (2013: $19m; 2012: $17m). Management is of the opinion that these taxes are not payable.
(7)
Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG) received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and
$39m as at 31 December 2013 and $96m and $60m as at 31 December 2012, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May
2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás. Although the State has not yet provided confirmation, management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement was further set off by an indemnity from Kinross of $6m.
(8)
VAT disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $15m (2013: $16m; 2012: $19m).
(9)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN)
that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013,
AGAC received the official assessments from the DIAN which established that an estimated additional tax of $27m (2013: $35m;
2012: $26m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $135m
(2013: $153m; 2012: $135m), based on Colombian tax law. The company believes that it has applied the tax legislation correctly.
AGAC requested in December 2013 that the DIAN reconsider its decision. In November 2014, DIAN affirmed its earlier ruling. AGAC has until 16 April 2015 to challenge the DIAN’s decision by filing a lawsuit before the Administrative Tribunal of Cundinamarca
(trial court for tax litigation).
(10)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $14m (2013: $18m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives at issue should not have been accounted for as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $39m (2013: $45m). A new notification was received on 16 July 2014 from the tax authorities that disallowed arguments from CVSA’s initial response. CVSA prepared defense arguments and evidence which were filed on 8 September 2014. Management is of the opinion that the taxes are not payable. The government responded to the latest submission by CVSA on 22 December 2014, and continues to assert its position regarding the use of the financial derivatives. CVSA prepared a response to the governments findings which was filed on
9 March 2015.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
135
36
CONTRACTUAL COMMITMENTS AND CONTINGENCIES continued
Contingent assets
(11)
Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross
Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 8 above. In light of the settlement described in item 7 above at 31 December 2014, the company has estimated that the maximum contingent asset is $9m (2013: $60m; 2012: $90m).
(12)
Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed
R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties)
generated by the Tau Lekoa assets. Royalties on 507,471oz (2013: 413,246oz; 2012: 304,643oz) produced have been received to date.
(13)
Royalty – As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter to return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.
Guarantees
(14)
Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty)
Limited and one of its subsidiaries to a maximum value of $9m (2013: $10m; 2012: $12m). The probability of the non- performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
136
37
FINANCIAL RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the group’s counterparties.
The financial risk management objectives of the group are defined as follows:
·
safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
·
effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
·
ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
·
ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar,
Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.
Cash flow hedges
The group’s cash flow hedges consist of a foreign exchange forward contract that is used to protect against exposures to variability in future foreign exchange and capital expenditure cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and reclassified to earnings as an adjustment to depreciation expense pertaining to capital expenditure, when the forecast transactions affect the income statement.
The group does not have any cash flow hedge contracts relating to product sales as at 31 December 2014. Cash flow hedge losses pertaining to capital expenditure of $2m as at 31 December 2014 (2013: $2m; 2012: $3m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense over the life of the Serra Grande mine.
The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the years 31 December 2013 and 2012 no gains or losses were recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
137
Figures in million
2014
2013
2012
US Dollars
37    FINANCIAL RISK MANAGEMENT ACTIVITIES
continued
Non-hedge derivatives
Gain (loss) on non-hedge derivatives and other commodity contracts is summarised as follows:
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts
15
94 (35)
Gain (loss) on non-hedge derivatives and other commodity contracts per the income statement
15
94 (35)
The gain (loss) on non-hedge derivatives and other commodity contracts was mainly as a result of normal revaluation of commodity contracts resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities.
Net open hedge position as at 31 December 2014
The group had no outstanding commitments against future production potentially settled in cash.
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.
As at 31 December 2014 the group had $8m in bank accounts in Argentina that was subject to regulatory approvals before such funds could be transmitted in the form of dividends or loan repayments. During 2014 the group obtained various approvals to remit funds but has not received any approvals since October 2014.
The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 27 and 38).
The following are the contractual maturities of financial liabilities, including interest payments financial liabilities
Between
Between
Within one year
one and two years
two and five years
After five years
Total
Effective
Effective
Effective
Effective
2014
million
rate %
million
rate %
million
rate %
million
rate %
million
Financial guarantees
(1)
9
-
-
-
9
Trade and other payables
686
-
-
-
686
Borrowings
374
507
776
3,682
5,339
- In USD
253
6.6
306
6.6
614
6.8
3,645
6.8
4,818
- AUD in USD equivalent
12
4.8
128
4.8
148
4.8
-
-
288
- ZAR in USD equivalent
108
7.8
73
8.5
13
10.6
36
11.1
230
- BRL in USD equivalent
1
5.2
-
-
1
3.6
1
2.8
3
2013
Derivatives
10
-
-
-
10
Trade and other payables
797
-
-
-
797
Borrowings
440
727
704
3,868
5,739
- In USD
266
6.7
206
6.8
614
6.8
3,849
6.8
4,935
- AUD in USD equivalent
25
5.1
511
5.1
-
-
536
- ZAR in USD equivalent
127
7.1
9
7.7
89
8.3
18
9.8
243
- BRL in USD equivalent
1
6.5
1
5.0
1
4.5
1
4.5
4
- NAD in USD equivalent
21
22.7
-
-
-
21
2012
Derivatives
-
-
-
1
1
Financial guarantees
(1)
12
-
-
-
12
Trade and other payables
949
-
-
-
949
Borrowings
1,008
876
585
2,477
4,946
- In USD
793
5.1
848
4.9
293
5.5
2,450
5.5
4,384
- AUD in USD equivalent
13
5.1
13
5.1
273
5.1
-
299
- ZAR in USD equivalent
189
6.3
4
9.8
15
9.8
27
9.8
235
- BRL in USD equivalent
3
8.0
1
7.5
-
-
4
- NAD in USD equivalent
10
8.4
10
8.4
4
8.4
-
24
(1)
Not included in the statement of financial position

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
138
37
FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.
The combined maximum credit risk exposure of the group is as follows:
Figures in million
2014
2013
2012
US Dollars
Other investments held to maturity
79
83
96
Other non-current assets
-
-
7
Trade and other receivables
80
79
183
Cash restricted for use (note 23)
51
77
64
Cash and cash equivalents (note 24)
468
648
892
Total financial assets
678
887
1,242
Financial guarantees
9
10
12
Trade and other receivables generally constituting indirect taxes recoverable from government entities that are past due but not impaired totaled $61m (2013: $94m; 2012: $84m). Other receivables that are impaired totaled $1m (2013: nil;
2012: $1m) and other investments that are impaired totaled $2m (2013: $30m; 2012: $16m). No other financial assets are past due but not impaired.
Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.
No impairment was recognised as the principal receivables continue to be in a sound financial position.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.
The estimated fair value of the group's other investments and borrowings as at 31 December are as follows:
Type of instrument
Figures in million
Carrying
amount
Fair
value
Carrying
amount
Fair
value
Carrying
amount
Fair
value
US Dollars
2014
2013
2012
Financial assets
Other investments (note 19)
126
128
132 134 167 171
Financial liabilities
Borrowings (note 27)
3,721
3,606
3,891 3,704 3,583 3,730
Derivatives
-
-
- - 10 10

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
139
37
FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Fair value of financial instruments continued
Type of instrument continued
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents, trade and other receivables and trade and other payables
The carrying amounts approximate fair value.
Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments has been calculated using market interest rates at the hierarchy level 2. The unlisted equity investments are carried at cost or fair value. Unlisted investments for which fair value can be reliably measured are carried at fair value while other unlisted investments for which there is no active market and the fair value cannot be reliably measured are carried at cost.
Borrowings
The $1.25bn bonds were carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
$1.25 billion bonds carried at fair value

On 30 July 2013, the group issued $1.25bn aggregate principal amount of 8.5% notes. The notes were issued by
AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the group, at an issue price of 100% of the principal amount of the notes. The net proceeds from the offering were $1.237bn, after deducting discounts and expenses. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.
These bonds contain certain embedded derivatives relating to early settlement provisions as described below. IFRS contains an election for the group to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument.
The bonds mature on 30 July, 2020. However, at any time prior to 30 July, 2016, the group or AngloGold Ashanti
Holdings plc may redeem the notes, in whole or in part, at a redemption price based on a ‘‘make whole’’ premium, plus accrued interest, if any, to the redemption date. At any time after 30 July, 2016, the group or AngloGold Ashanti
Holdings plc may redeem the notes, in whole or in part, at the redemption prices set forth in the indenture. In addition, at any time prior to 30 July, 2016, the group or AngloGold Ashanti Holdings plc may redeem up to 35% of the original principal amount of the notes with the net proceeds from certain equity offerings by the group, at a price of 108.5% of the aggregate principal amount thereof, plus accrued interest, if any, to the redemption date, if at least 65% of the principal amount of the notes remains outstanding.
Upon the occurrence of both a change of control of the group and certain ratings downgrade, within a specified period, of the notes by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, AngloGold Ashanti
Holdings plc will be required to make an offer to purchase the notes at a price equal to 101% of its principal amount plus accrued interest, if any, to the date of repurchase. The notes were issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

In determining the fair value liability of the $1.25 billion bonds, the group has measured the effect based on the ex-
interest NYSE closing price on the reporting date. The ISIN bond code used by the NYSE for the $1.25bn bonds is
US03512TAD37. The accounting policy of the group is to recognise interest expense separately from the fair value adjustments in the income statement. Interest is recognised at a semi-annual coupon rate of 8.5% per annum.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
140
37
FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Fair value of financial instruments continued
Type of instrument continued
$1.25 billion bonds carried at fair value continued

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table sets out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:
Type of instrument
Assets measured at fair value on a recurring basis
Figures in million
Level 1
Level 2
Level 3
Total
US Dollars
2014
Available-for-sale financial assets
Equity securities
47
-
-
47
US Dollars
2013
Available-for-sale financial assets
Equity securities 49 - - 49
US Dollars
2012
Available-for-sale financial assets
Equity securities 69 2 - 71
Liabilities measured at fair value on a recurring basis
Assets measured at fair value on a recurring basis
Figures in million
Level 1
Level 2
Level 3
Total
US Dollars
2014
Financial liabilities at fair value through profit or loss
$1.25bn bonds
1,373
-
-
1,373
US Dollars
2013
Financial liabilities at fair value through profit or loss
$1.25bn bonds 1,353 - - 1,353
US Dollars
2012
Financial liabilities at fair value through profit or loss
Option component of convertible bonds - 9 - 9
Embedded derivatives - 1 - 1
Mandatory convertible bonds 588 - - 588

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
141
37
FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Sensitivity analysis
$1.25bn bonds

The $1.25bn bonds valuation is primarily linked to market interest. A change of +0.5% and -0.5% in market interest rates will generally impact the fair value of the $1.25bn liability in a stable environment by -$25m and +$25m respectively.
Interest rate risk on other financial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other financial assets and liabilities.
The following tables shows the approximate interest rate sensitivities of other financial assets and liabilities at
31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.
Change in
interest rate
%
Change in
interest
amount in
currency
million
Change in
interest
amount
US dollars
million
2014
Financial assets
USD denominated
1.00
3
3
ZAR denominated
(1)
1.50
2
-
BRL denominated
2.50
1
-
Financial liabilities
ZAR denominated
(1)
1.50
28
2
AUD denominated
1.00
3
3
USD denominated
1.00
1
1
Change in
interest rate
%
Change in
interest
amount in
currency
million
Change in
interest
amount
US dollars
million
2013
Financial assets
USD denominated
1.00 4 4
ZAR denominated
(1)
1.50 3 -
BRL denominated
2.50 1 -
Financial liabilities
ZAR denominated
(1)
1.50 20 2
AUD denominated
1.00 5 5
ARS denominated
2.00 3 -
Change in
interest rate
%
Change in
interest
amount in
currency
million
Change in
interest
amount
US dollars
million
2012
Financial assets
USD denominated
1.00 6 6
ZAR denominated
(1)
1.50 3 -
BRL denominated
2.50 1 -
NAD denominated
1.50 - -
Financial liabilities
AUD denominated
1.00 3 3
(1)
This is the only interest rate risk for the company.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
142
37
FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Sensitivity analysis continued
Foreign exchange risk
Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
Change in
exchange rate
Change in
borrowings
total
Change in
exchange rate
Change in
borrowings
total
Change in
exchange rate
Change in
borrowings
total
2014
2013
2012
Borrowings
USD denominated (R/$)
Spot (+R1.50)
-
Spot (+R1.50) - Spot (+R1) -
ZAR denominated (R/$)
Spot (+R1.50)
(21)
Spot (+R1.50) (27) Spot (+R1) (22)
BRL denominated (BRL/$)
Spot (+BRL0.3)
-
Spot (+BRL0.3) - Spot (+BRL0.25) -
NAD denominated (N/$)
Spot (+NAD1.5)
-
Spot (+NAD1.50) - Spot (+NAD1) (2)
AUD denominated (AUD/$)
Spot (+AUD0.1)
(19)
Spot (+AUD0.1) (40) Spot (+AUD0.05) (13)
ARS denominated (ARS/$)
Spot (+ARS0.5)
-
Spot (+ARS0.5) (1) Spot (+ARS0.05) -
USD denominated (R/$)
Spot (-R1.50)
-
Spot (-R1.50) - Spot (-R1) -
ZAR denominated (R/$)
Spot (-R1.50)
28
Spot (-R1.50) 36 Spot (-R1) 28
BRL denominated (BRL/$)
Spot (-BRL0.3)
-
Spot (-BRL0.3) - Spot (-BRL0.25) 1
NAD denominated (N/$)
Spot (-NAD1.5)
-
Spot (-NAD1.5) - Spot (-NAD1) 3
AUD denominated (AUD/$)
Spot (-AUD0.1)
23
Spot (-AUD0.1) 48 Spot (-AUD0.05) 14
ARS denominated (ARS/$)
Spot (-ARS0.5)
-
Spot (-ARS0.5) 2 Spot (-ARS0.05) -
The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
143
38
CAPITAL MANAGEMENT

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The group had no major issuance of equity during the year.

During April 2011 AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programme (DMTNP)
with the JSE. The DMTNP permits the group to access the South African debt capital market for funding required.
The group has utilised the commercial paper under its R10bn DMTNP throughout the year in addition to other facilities, to provide for funding requirements of the South Africa region.

During July 2012, the group entered into a $750m rated bond. Semi-annual coupons are paid at 5.125% per annum.
The bonds are dollar based and unless the company redeems the bonds earlier they are repayable on 1 August 2022.
The notes are fully and unconditionally guaranteed by the group.

During July 2013 the group entered into a $1.25 billion unsecured bond. Semi-annual coupons are paid at 8.5% per annum. The bonds are dollar based and unless the company redeems the bonds earlier they are repayable on
30 July 2020. The notes are fully and unconditionally guaranteed by the group.

During December 2013, the group completed the following financing transactions:
·
t
he group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF) of R1.5bn ($130m) with
Nedbank and ABSA Bank which is currently charged at JIBAR plus 1.2% per annum. This facility will be used to fund the working capital and development costs associated with the group's mining operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in December 2018; and
·
an offering of R750m ($65m) aggregate principal amount, unsecured notes due 2016 at JIBAR plus 1.75%.

The objective of the ZAR RCF in conjunction with the issue of R750m ($65m) bonds was to provide a more permanent and reliable source of funds for the South African region as a result of the risk that the market will not always be available to roll or reissue paper upon future maturities.

During July 2014, the group completed the following financing transactions:
·
a $1bn five year revolving credit facility with a syndicate of lenders which replaced its existing $1bn revolving credit facility entered into in July 2012. The $1bn facility entered into during July 2012 was cancelled on 17 July 2014.
Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at
LIBOR plus 1.5%; and
·
a five-year unsecured syndicated revolving credit facility of A$500m ($408m) with a group of banks which is currently charged at 200 basis points above BBSY. The interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in July 2019. This facility replaced the A$600m facility entered into in December 2011, which had similar conditions to the new revolving credit facility. The A$600m facility was cancelled during August 2014.
Amounts are converted to US dollars at year end exchange rates.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
144
38
CAPITAL MANAGEMENT
continued
Gearing ratio (Net debt to adjusted EBITDA)
Figures in million
2014
2013
2012
US Dollars
Borrowings (note 27)
3,721
3,891 3,583
Mandatory convertible bonds (note 27)
-
- (588)
Corporate office lease (note 27)
(22)
(25) (31)
Unamortised portion of the convertible and rated bonds
28
2 53
Fair value adjustment on $1.25bn bonds
(75)
(58) -
Cash restricted for use (note 23)
(51)
(77) (64)
Cash and cash equivalents (note 24)
(468)
(648) (892)
Bank overdraft
-
20 -
Net debt
3,133
3,105 2,061
The adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula as specified in the Revolving Credit Agreements.
Adjusted EBITDA
(1)
Profit (loss) on ordinary activities before taxation
216
(2,533) 1,261
Add back:
Finance costs and unwinding of obligations
278
296 231
Interest received
(24)
(39) (43)
Amortisation of tangible and intangible assets (note 4)
786
799 835
Adjustments
Dividends received
-
(5) (7)
Exchange loss (gain)
7
(14) (8)
Fair value adjustment on the mandatory convertible bonds
-
(356) (162)
Fair value adjustment on option component of convertible bonds
-
(9) (83)
Fair value adjustment on $1.25bn bonds
17
58 -
Impairment and derecognition of goodwill, tangible and intangible assets
(note 7)
10
3,029 346
Impairment of other investments (note 7)
2
30 16
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 7)
2
216 -
Write-off of a loan (note 7)
-
7 -
Retrenchments at mining operations (note 4)
24
69 10
Retrenchments and related costs at Obuasi
210
- -
Net (profit) loss on disposal and derecognition of assets (note 7)
(25)
(2) 15
Loss on sale of Navachab mine (note 7)
2
- -
Profit on partial disposal of subsidiary Rand Refinery (Pty) Limited (note 7)
-
- (14)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts
(15)
(94) 35
Associates and joint ventures’ exceptional (income) expense
(16)
164 57
Associates and joint ventures’ – adjustments for amortisation, interest, taxation and other.
191
51 40
Adjusted EBITDA (as defined in the Revolving Credit Agreement)
1,665
1,667 2,529
Gearing ratio (Net debt to adjusted EBITDA)
1.88:1
1.86:1 0.81:1
(1)
The presentation of adjusted EBITDA has been amended to reconcile from profit (loss) on ordinary activities before taxation instead of operating profit (loss).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
145
39    SUBSEQUENT EVENTS
AngloGold Ashanti currently considers joint venturing or selling its interest in Cripple Creek
& Victor (CC&V) mine

The company has initiated a plan to identify a joint venture partner or a purchaser in respect of its interest in the
Cripple Creek & Victor mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced
211,000 ounces of gold in 2014. There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.
AngloGold Ashanti currently considers selling its interests in Société d’Exploitation des
Mines d’Or de Sadiola S.A. (Sadiola) and Société d’Exploitation des Mines d’Or de Yatela S.A.
(Yatela)

The company currently intends to dispose of its 41% stake in Sadiola and its 40% stake in Yatela. The mines are both situated in western Mali and are included in the Continental Africa reporting segment. The Sadiola and Yatela mines produced 85,000 and 11,000 attributable ounces of gold, respectively, in 2014.

Management was approached by a potential buyer for both mines who meets management’s qualifying criteria and has asked for a binding bid. There can be no assurance, however, that a sale and purchase agreement for these transactions will be entered into or that any sales transactions will be completed.

ANNUAL FINANCIAL STATEMENTS
2014

COMPANY – INCOME STATEMENT
For the year ended 31 December

The company annual financial statements represent the South African operations and corporate office.

These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.

The functional currency of the company is South African rands.
Figures in millions
Notes
2014
2013
SA Rands
Revenue
1
16,741
17,789
Gold income 1
15,455
16,192
Cost of sales 2
(13,256)
(12,497)
Gross profit
2,199
3,695
Corporate administration, marketing and other income (expenses)
400
(572)
Exploration and evaluation costs
(242)
(200)
Other operating expenses 3
(132)
(102)
Special items 4
1,001
(2,973)
Operating profit (loss)
3,226
(152)
Dividends received 1
512
592
Impairment of investments in subsidiaries
12
-
(15,056)
Impairment of investment in associates 11
(334)
-
Impairment of investment in joint venture 11
(11)
(7)
Interest received 1
38
35
Net inter-company management fees and interest
(68)
363
Exchange loss
(118)
(108)
Finance costs and unwinding of obligations 5
(205)
(221)
Profit (loss) before taxation
3,040
(14,554)
Taxation 7
115
559
Profit (loss) for the year
3,155
(13,995)

ANNUAL FINANCIAL STATEMENTS
2014

COMPANY – STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December
Figures in million
2014
2013
SA Rands
Profit (loss) for the year
3,155
(13,995)
Items that will be reclassified subsequently to profit or loss:
Net gain (loss) on available-for-sale financial assets
4
(29)
Release on impairment of available-for-sale financial assets (note 4)
-
29
4
-
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss) gain recognised
(293)
754
Deferred taxation thereon
63
(206)
(230)
548
Other comprehensive (loss) income for the year, net of tax
(226)
548
Total comprehensive income (loss) for the year, net of tax
2,929
(13,447)

ANNUAL FINANCIAL STATEMENTS
2014

COMPANY – STATEMENT OF FINANCIAL POSITION
As at 31 December
Figures in millions
Notes
2014
2013
SA Rands
ASSETS
Non-current assets
Tangible assets 9
15,215
15,224
Intangible assets 10
353
544
Investments in associates and joint venture 11
294
147
Investments in subsidiaries 12
44,129
41,590
Other investments 13
29
25
Investment in Environmental Rehabilitation Trust Fund 15
294
294
Trade and other receivables 17
-
3
Other non-current assets 19
286
425
60,600
58,252
Current assets
Inventories 14
750
726
Trade and other receivables 17
401
336
Intra-group balances 16
3,170
2,675
Cash restricted for use
10
10
Cash and cash equivalents 18
599
405
4,930
4,152
Non-current assets held for sale 20
-
74
4,930
4,226
Total assets
65,530
62,478
EQUITY AND LIABILITIES
Share capital and premium 21
49,765
49,476
Retained losses and other reserves
(1,301)
(3,635)
Total equity
48,464
45,841
Non-current liabilities
Borrowings 22
989
997
Environmental rehabilitation provisions 23
753
627
Provision for pension and post-retirement benefits 24
1,566
1,436
Deferred taxation 25
3,273
3,724
6,581
6,784
Current liabilities
Borrowings 22
1,129
1,230
Trade and other payables 26
6,460
6,259
Intra-group balances 16
2,779
2,352
Taxation 27
117
12
10,485
9,853
Total liabilities
17,066
16,637
Total equity and liabilities
65,530
62,478

ANNUAL FINANCIAL STATEMENTS
2014

COMPANY – STATEMENT OF CASH FLOWS
For the year ended 31 December
Figures in millions
Notes
2014
2013
SA Rands
Cash flows from operating activities
Receipts from customers
16,227
17,070
Payments to suppliers and employees
(11,728)
(11,794)
Cash generated from operations 28
4,499
5,276
Taxation refund 27
3
129
Taxation paid 27
(173)
(123)
Net cash inflow from operating activities
4,329
5,282
Cash flows from investing activities
Capital expenditure
- project capital
(468)
(1,115)
- stay-in-business capital
(1,929)
(2,708)
Expenditure on intangible assets
(50)
(256)
Proceeds from disposal of associate
-
56
Loan advanced to associate
(492)
-
Loan advanced to joint venture
-
(17)
Loan repaid by joint venture
-
17
Dividends received
12
42
Additional investment in subsidiaries
(1,243)
(1,601)
Proceeds from disposal of subsidiary 20
1,113
15
Intra-group loans advanced
(193)
-
Repayment of intra-group loans advanced
-
451
Interest received
38
35
Net cash outflow from investing activities
(3,212)
(5,081)
Cash flows from financing activities
Share issue expenses
-
(1)
Proceeds from borrowings
1,742
4,900
Repayment of borrowings
(1,841)
(4,450)
Finance costs paid
(152)
(115)
Dividends paid 8
-
(385)
Preference dividends paid 8
(672)
(576)
Net cash outflow from financing activities
(923)
(627)
Net increase (decrease) in cash and cash equivalents
194
(426)
Cash and cash equivalents at beginning of year
405
831
Cash and cash equivalents at end of year 18
599
405

ANNUAL FINANCIAL STATEMENTS
2014

COMPANY – STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December
Share
capital and
premium
Other
capital
reserves
(1)
Retained
earnings
(losses)
Available-
for-sale
reserve
(2)
Actuarial
(losses)
gains
Total
equity
SA Rands
Balance at 31 December 2012
47,009 1,065 10,450 - (687) 57,837
Loss for the year (13,995) (13,995)
Other comprehensive income - 548 548
Total comprehensive (loss) income - - (13,995) - 548 (13,447)
Shares issued
(3)
2,468 2,468
Share issue expenses (1) (1)
Share-based payments for share
awards net of exercised
(4)
(72) (72)
Deferred taxation thereon (note 25) 17 17
Dividends paid (note 8) (385) (385)
Preference dividends paid (note 8) (576) (576)
Balance at 31 December 2013
49,476
1,010
(4,506)
-
(139)
45,841
Profit for the year
3,155
3,155
Other comprehensive income (loss)
4
(230)
(226)
Total comprehensive income (loss)
-
-
3,155
4
(230)
2,929
Shares issued
289
289
Share-based payments for share
awards net of exercised
75
75
Deferred taxation thereon (note 25)
2
2
Preference dividends paid (note 8)
(672)
(672)
Balance at 31 December 2014
49,765
1,087
(2,023)
4
(369)
48,464
(1)
Other capital reserves includes a surplus on disposal of company shares held by companies prior to the formation of AngloGold
Ashanti Limited of R141m (2013: R141m) and equity items for share-based payments of R947m (2013: R869m).
(2)
Available-for-sale reserve represents fair value gains or losses on available-for-sale assets.
(3)
Shares issued in 2013 includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory
Convertible Subordinated Bonds.
(4)
Includes reassessment of estimated vesting profile related to the accelerated share options.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
151
Figures in million
2014
2013
SA Rands
1 REVENUE
Revenue consists of the following principal categories:
Gold income
15,455
16,192
By-products (note 2)
535
553
- uranium income
513
530
- silver income
22
23
Dividends received (note 28)
512
592
Management fees received
158
372
Royalties received (note 4)
43
45
Interest received (note 28)
38
35
- loans and receivables
-
12
- cash and cash equivalents
38
23
16,741
17,789
2
COST OF SALES
Cash operating costs
(1)
10,514
10,147
By-products revenue (note 1)
(535)
(553)
9,979
9,594
Royalties
177
120
Other cash costs
76
62
Total cash costs
10,232
9,776
Retrenchment costs
177
262
Rehabilitation and other non-cash costs
177
30
Production costs
10,586
10,068
Amortisation of tangible assets (note 28)
2,439
2,272
Amortisation of intangible assets (notes 10 and 28)
241
165
Total production costs
13,266
12,505
Inventory change
(10)
(8)
13,256
12,497
(1)
Cash operating costs comprises:
- salaries and wages
5,155
5,287
- stores and other consumables
1,203
1,562
- fuel, power and water
1,943
1,862
- contractors
72
148
- other
2,141
1,288
10,514
10,147
3
OTHER OPERATING EXPENSES
Pension and medical defined benefit provisions
54
102
Other expenses
78
-
132
102
4
SPECIAL ITEMS
Impairment and derecognition of tangible assets (note 9)
6
3,109
Impairment of other investments (note 13)
-
29
Impairment (reversal) of intercompany and other receivables
81
(318)
Net loss (profit) on disposal and derecognition of land, mineral rights and tangible assets
-
(1)
Royalties received (note 1)
(43)
(45)
Indirect tax reversal
(4)
(8)
Profit on partial disposal of Rand Refinery (Pty) Limited
-
(45)
Profit on disposal of Gansu Longxin Minerals Company Limited
-
(1)
Profit on sale of Navachab investment (note 20)
(1,026)
-
Write-down of stockpiles to net realisable value
8
13
Retrenchment and related costs
6
240
Kopanang insurance claim received
(40)
-
Other
11
-
(1,001)
2,973

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
152
Figures in million
2014
2013
SA Rands
5
FINANCE COSTS AND UNWINDING OF OBLIGATIONS
Finance costs
Finance lease charges
25
26
Finance costs on corporate notes
(1)
108
79
Finance costs on bank loans and overdrafts
(1)
9
25
Other finance costs
-
4
Amortisation of fees
1
-
143
134
Unwinding of obligations
Unwinding of decommissioning obligation (note 23)
53
69
Unwinding of restoration obligation (note 23)
9
18
Total unwinding of obligations
62
87
Total finance costs and unwinding of obligations (note 28)
205
221
(1)
Finance costs have been determined using the effective interest rate method.
6
EMPLOYEE BENEFITS
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits
5,895
5,954
Health care and medical scheme costs
- current medical expenses
455
435
- defined benefit post-retirement medical expenses
115
122
Pension and provident plan costs
- defined contribution
393
374
- defined benefit pension plan
2
71
Retrenchment costs
183
382
Share-based payment expense
(1)
242
182
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses
7,285
7,520
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
- current service cost
3
7
- interest cost
112
116
- recognised past service cost
-
(1)
115
122
Defined benefit pension plan
- current service cost
40
55
- interest cost
217
216
- interest income
(255)
(200)
2
71
Actual return on plan assets
- South Africa defined benefit pension plan
286
616
Refer to group note 35 for details of directors' and prescribed officers' emoluments.
(1)
Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of
R242m (2013: R182m) for the company is only in respect of awards made to employees of the company.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
153
Figures in million
2014
2013
SA Rands
7     TAXATION
Current taxation
Mining tax
223
53
Non-mining tax
(1)
-
12
Prior year under (over) provision
52
(267)
(note 27)
275
(202)
Deferred taxation
Temporary differences
(2)
(109)
(345)
Change in estimated deferred tax rate
(3)
(281)
(12)
(note 25)
(390)
(357)
(115)
(559)
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:
%
%
Effective tax rate
(4)
4
Disallowable items
9
(3)
Impairment of investments in subsidiaries
-
28
Disposal of subsidiary
9
-
Dividends received
5
(1)
Change in estimated deferred tax rate
(3)
9
-
Estimated corporate tax rate
(1)
28
28
(1)
The South African statutory tax rates are as follows:
- Non-mining statutory tax rate 28% (2013: 28%); and
- Maximum statutory mining tax rate 34% (2013: 34%) - refer mining formula in footnote 4.
(2)
Included in temporary differences is a tax credit on the impairment, derecognition and disposal of tangible assets of R2m
(2013: R863m).
(3)
The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of R281m (2013: R12m).
(4)
Mining tax on mining income is determined according to a formula based on profit and revenue from mining operations.

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. The company operates under two tax paying operations,
Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.

The formula for determining the mining tax rate is:

Y =34 - 170 /X (2013: Y = 34 - 170/X)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
154
Figures in million
2014
2013
SA Rands
8     DIVIDENDS
Ordinary shares
No. 116 of 50 SA cents per share was declared on 18 February 2013 and paid on
28 March 2013.
192
No. 117 of 50 SA cents per share was declared on 10 May 2013 and paid on
14 June 2013.
193
E ordinary shares
No. E16 of 25 SA cents per share was declared on 18 February 2013 and paid on
28 March 2013.
-
No. E17 of 25 SA cents per share was declared on 10 May 2013 and paid on
14 June 2013.
-
-
385
Preference shares
Dividend number 31
A preference dividends of 6,293 SA cents per share was declared and paid on
30 June 2013.
126
B preference dividends of 1,250 SA cents per share was declared and paid on
30 June 2013.
10
Dividend number 32
A preference dividends of 22,016 SA cents per share was declared and paid on
31 December 2013.
440
Dividend number 33
A preference dividends of 33,125 SA cents per share was declared and paid on
31 December 2014.
662
B preference dividends of 1,250 SA cents per share was declared and paid on
31 December 2014.
10
672
576

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
155
9    TANGIBLE ASSETS
Figures in million
Mine
development
costs
Mine
infra-
structure
Mineral
rights and
dumps
Assets
under
construction
Land and
buildings
Total
SA Rands
Cost
Balance at 1 January 2013
29,449 5,483 545 2,339 289 38,105
Additions
- project capital
274 263 - 578 - 1,115
- stay-in-business capital 2,205 382 - 116 5 2,708
Disposals - (24) - - - (24)
Transfers and other movements
(1)
(5,401) (435) (35) (10) 2 (5,879)
Balance at 31 December 2013
26,527 5,669 510 3,023 296 36,025
Accumulated amortisation and
impairments
Balance at 1 January 2013
17,726 2,589 317 329 95 21,056
Amortisation for the year (notes 2 and 28) 1,967 265 22 - 18 2,272
Impairment and derecognition of assets
(note 4)
(2)
2,940 130 - 39 - 3,109
Disposals - (24) - - - (24)
Transfers and other movements
(1)
(5,341) (195) (76) - - (5,612)
Balance at 31 December 2013
17,292 2,765 263 368 113 20,801
Net book value at 31 December 2013
9,235 2,904 247 2,655 183 15,224
Cost
Balance at 1 January 2014
26,527
5,669
510
3,023
296
36,025
Additions
- project capital
-
1
-
467
-
468
- stay-in-business capital
1,479
328
-
116
6
1,929
Transfers and other movements
(1)
(1,946)
23
-
(614)
-
(2,537)
Balance at 31 December 2014
26,060
6,021
510
2,992
302
35,885
Accumulated amortisation and
impairments
Balance at 1 January 2014
17,292
2,765
263
368
113
20,801
Amortisation for the year
2,120
277
29
1
17
2,444
Impairment and derecognition of assets
(note 4)
(2)
6
-
-
-
-
6
Transfers and other movements
(1)
(2,053)
(198)
-
(330)
-
(2,581)
Balance at 31 December 2014
17,365
2,844
292
39
130
20,670
Net book value at 31 December 2014
8,695
3,177
218
2,953

15,215

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
156
Figures in million
2014
2013
SA Rands
9 TANGIBLE ASSETS
continued
Included in the amounts for land and buildings are assets held under finance leases with a net book value of R124m (2013: R141m).
The majority of the leased assets are pledged as security for the related finance leases.
No assets are encumbered by project finance.
(1)
Transfers and other movements include amounts from change in estimates of decommissioning assets, asset reclassifications and amounts written off.
(2)
Impairment and derecognition of assets include the following:
Impairment of cash generating units
Moab Khotsong mine
-
2,918
In 2013, the Moab cash generating unit impairment is the result of changes to the mine plan following a revision to capital expenditure and from factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Moab's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of
R2,896m and for mine infrastructure of R22m. The recoverable amount was determined using a real pre-tax discount rate of 11.2% and was based on the impairment assumptions detailed in group note 15.
Derecognition of assets
Surface Operations - mine infrastructure and assets under construction
-
145
In 2013, due to changes in the mine plan the SX Replacement Project (South
Uranium Plant) has been abandoned and will not generate future cash flows resulting in the derecognition of mine infrastructure of R106m and assets under construction of R39m.
Other
Derecognition of other mine development costs of R6m (2013: R44m) and mine infrastructure of nil (2013: R2m).
6
46
6
3,109
The impairment calculation methodology is included in group note 15.
10    INTANGIBLE ASSET
Software and licenses
Cost
Balance at beginning of year
709
444
Additions
50
256
Transfers and other movements
-
9
Balance at end of year
759
709
Accumulated amortisation
Balance at beginning of year
165
-
Amortisation for the year (notes 2 and 28)
241
165
Balance at end of year
406
165
Net book value at end of year
353
544

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
157
Figures in million
2014
2013
SA Rands
11    INVESTMENTS IN ASSOCIATES AND JOINT VENTURE
Carrying value of investments in associates and joint venture
Investments in associates
294
136
Investment in joint venture
-
11
294
147
Investments in associates comprise:
Name
Effective %
Description
Carrying Value
(SA Rands million)
2014
2013
2014
2013
Unlisted associates
Rand Refinery (Pty) Limited
42.4
42.4 Smelting and refining of gold
251
93
Oro Group (Pty) Limited
36.0
36.0 Manufacture and wholesale of jewellery
43
43
294
136
Figures in million
2014
2013
SA Rands
Impairment of investment in associate
Rand Refinery (Pty) Limited
334
-
334
-
The impairment indicators considered the current financial position and operating results. Impairments of R334m
(2013:nil) were recognised in the income statement, consisting of an impairment of the carrying value of the investment held in Rand Refinery (Pty) Limited of R93m to nil and an impairment of the shareholder loan advanced to Rand
Refinery (Pty) Limited on 18 December 2014 of R241m.
Investment in joint venture comprises:
Name
Effective %
Description
Carrying Value
(SA Rands million)
2014
2013
2014
2013
AuruMar (Pty) Limited
50.0
50.0
Global exploration of marine deposits
containing gold as the primary mineral
-
11
Figures in million
2014
2013
SA Rands
Impairment of investment in joint venture
AuruMar (Pty) Limited (note 28)
11
7
11
7
Figures in million
2014
2013
SA Rands
12 INVESTMENTS IN SUBSIDIARIES
Shares at cost:
Advanced Mining Software Limited
2
2
AGRe Insurance Company Limited
149
149
AngloGold Ashanti Holdings plc
(1)
39,126
36,587
AngloGold Ashanti USA Incorporated
2,857
2,857
Eastvaal Gold Holdings Limited
917
917
First Uranium (Pty) Limited
1,071
1,071
Nuclear Fuels Corporation of SA (Pty) Limited
7
7
44,129
41,590
(1)
AngloGold Ashanti Holdings plc was impaired by R15,056m during 2013 as a consequence of impairments in subsidiaries, refer group note 15 (note 28).

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
158
Figures in million
2014
2013
SA Rands
13
OTHER INVESTMENTS
Listed investment
Available-for-sale
Balance at beginning of year
10
39
Fair value adjustments
4
-
Impairments (note 4)
(1)
-
(29)
Balance at end of year
14
10
Market value of listed investments
14
10
The company's listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future value of the investments.
Based on the share price of Village Main Reef Limited over the past year and carrying value at 31 December 2014 of R5m, if Village Main Reef Limited achieved the high that it achieved during 2014 of R11.40 per share, OCI would increase by R3m. If it achieved the low of R4.51 per share, OCI would decrease by R2m. If the decrease was significant or prolonged, an impairment would be recorded.
Based on the share price of AlGold Resources Ltd over the past year and carrying value at 31 December 2014 of R9m, if AlGold Resources Ltd achieved the high that it achieved during 2014 of CAD 0.32 per share, other comprehensive income (OCI) would increase by R3m. If it achieved the low of CAD 0.10 per share, OCI would decrease by R5m. If the decrease was significant or prolonged, an impairment would be recorded.
Unlisted investments

Available-for-sale
Balance at beginning of year
1
1
Balance at end of year
(2)
1
1
The available-for-sale investments consist primarily of the Chamber of Mines Building
Company Limited.
Held-to-maturity
Balance at beginning of year
14
14
Balance at end of year (note 31)
14
14
Book value of unlisted investments
15
15
The held-to-maturity investment consists of the Gold of Africa Museum.
Total other investments (note 31)
29
25
(1)
In 2013, there was an impairment of AlGold Resources Ltd shares of R15m and Village Main Reef Limited shares of R14m due to a significant decline in market value.
(2)
There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost. The company does not intend to sell the investments in the foreseeable future.
Figures in million
2014
2013
SA Rands
14    INVENTORIES
Work in progress
- metals in process
338
341
Finished goods
- gold doré/bullion
8
3
- by-products
59
77
Total metal inventories
405
421
Mine operating supplies
345
305
Total inventories
(1)
750
726
(1)
The amount of the write-down of metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense is R10m (2013: R13m).

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
159
Figures in million
2014
2013
SA Rands
15    INVESTMENT IN ENVIRONMENTAL REHABILITATION
TRUST FUND
Balance at beginning of year
294
294
Balance at end of year
294
294
The fund is managed by Rand Merchant Bank and invested mainly in equities, government bonds and other fixed-term deposits. The fair value of the Environmental
Trust Fund is R1,162m.
16
INTRA-GROUP BALANCES
Advanced Mining Software Limited
(9)
(9)
AGRe Insurance Company Limited
-
(8)
AngloGold Ashanti Australia Limited
88
52
AngloGold Ashanti Colombia S.A.
31
24
AngloGold Ashanti Córrego do Sitío Mineração S.A.
32
23
AngloGold Ashanti (Ghana) Limited
46
57
AngloGold Ashanti Health (Pty) Limited
(8)
(4)
AngloGold Ashanti Holdings plc
(884)
(838)
AngloGold Ashanti (Iduapriem) Limited
22
10
AngloGold Ashanti North America Inc
77
19
AngloGold Ashanti Senegal Investments Limited
-
9
AngloGold South America Limited
(350)
(306)
Ashanti Goldfields Kilo Scarl
4
3
Bokamoso ESOP Trust
2
1
Cerro Vanguardia S.A.
-
59
Chemwes (Pty) Limited
2,205
1,830
Eastvaal Gold Holdings Limited
(1)
(1,151)
(771)
Geita Gold Mining Limited
31
43
Mineração Serra Grande S.A.
9
13
Covalent Water Company (Pty) Limited
40
-
Mine Waste Solutions (Pty) Limited
64
64
Nuclear Fuels Corporation of SA (Pty) Limited
120
29
Société Ashanti Goldfields de Guinée S.A.
22
23
391
323
Included in the statement of financial position as follows:
Current assets (note 31)
3,170
2,675
Current liabilities (note 31)
(2,779)
(2,352)
391
323
Intra-group balances are interest free and are payable on demand except where otherwise noted.
(1)
Interest free on the first R505m and bears interest at a rate of prime less 5% on amounts above R505m.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
160
Figures in million
2014
2013
SA Rands
17    TRADE AND OTHER RECEIVABLES
Trade and other receivables
Non-current
Other receivables and deferred loan fees
-
3
Current
Trade receivables
44
148
Prepayments and accrued income
88
70
Recoverable tax, rebates, levies and duties
218
82
Amounts due from related parties
46
34
Interest receivable
5
1
Other receivables
-
1
401
336
Total trade and other receivables
401
339
Current trade receivables are non-interest bearing and are generally on terms less than
90 days.
The comparatives have been amended to separately disclose amounts due from related parties from other receivables for improved disclosures.
18    CASH AND CASH EQUIVALENTS
Cash and deposits on call (note 31)
599
405
19    OTHER NON-CURRENT ASSETS
AngloGold Ashanti Limited Pension Fund (note 24)
286
425
20    NON-CURRENT ASSETS AND LIABILITIES HELD FOR
SALE
Investment in Navachab gold mine
-
74
The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR
Corporation Ltd (QKR).
On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. Proceeds of R1,113m was received and a profit on disposal of R1,026m (note 4)
was realised.
-
74

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
161
Figures in million
2014
2013
SA Rands
21    SHARE CAPITAL AND PREMIUM
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
150
150
4,280,000 E ordinary shares of 25 SA cents each
(1)
1
1
2,000,000 A redeemable preference shares of 50 SA cents each
1
1
5,000,000 B redeemable preference shares of 1 SA cent each
-
-
152
152
Issued and fully paid
404,010,360 (2013: 402,628,406) ordinary shares of 25 SA cents each
102
102
Nil (2013: 712,006) E ordinary shares of 25 SA cents each
-
-
2,000,000 (2013: 2,000,000) A redeemable preference shares of 50 SA cents each
1
1
778,896 (2013: 778,896) B redeemable preference shares of 1 SA cent each
-
-
103
103
Share premium
Balance at beginning of year
49,373
46,911
Ordinary shares issued
(2)
325
2,516
E ordinary shares issued and cancelled
(36)
(54)
Balance at end of year
49,662
49,373
Share capital and premium
49,765
49,476
(1)
There are no E ordinary shares in issue.
(2)
Includes share awards exercised and delivery of 18,140,000 shares during September 2013 to settle the outstanding 6% Mandatory
Convertible Subordinated Bonds.

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:
·
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
·
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares.

B redeemable preference shares are entitled to:
·
an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
·
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.

The Moab Mining Right Area consists of the Moab Khotsong mine operations.

The B preference shares will only be redeemable from any net proceeds remaining after the disposal of the Moab Mining
Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.

In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
162
Figures in million
2014
2013
SA Rands
22
BORROWINGS
Non-current
Unsecured
R750m bonds - issued December 2013
752
751
Quarterly coupons are paid at 3 month JIBAR plus 1.75% on R750m bonds and they are repayable on 9 December 2016. The bonds are SA rand-based.
Secured
Finance leases
Turbine Square Two (Pty) Limited
250
259
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans.
Total non-current borrowings including current portion
1,002
1,010
Current portion of non-current borrowings included in current liabilities
(13)
(13)
Total non-current borrowings
989
997
Current
Current portion of non-current borrowings included above
13
13
Unsecured
Senior floating rate notes (DMTNP)
175
568
Senior fixed rate notes (DMTNP)
-
648
FirstRand Bank Limited demand facility
451
1
Syndicated Nedbank/ABSA demand facility
490
-
Total current borrowings
1,129
1,230
Total borrowings (note 31)
2,118
2,227
Amounts falling due
Within one year
1,129
1,230
Between two and five years
866
836
After five years
123
161
(note 31)
2,118
2,227
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
FirstRand Bank Limited - SA rand
50
500
Syndicated revolving credit facility (R1.5bn) - SA rand
1,008
1,500
1,058
2,000
23
ENVIRONMENTAL REHABILITATION PROVISIONS
Provision for decommissioning
Balance at beginning of year
546
770
Change in estimates
(1)
45
(249)
Transfer of decommissioning obligation to a third party
(2)
-
(42)
Utilised during the year
(4)
(2)
Unwinding of decommissioning obligation (note 5)
53
69
Balance at end of year
640
546
Provision for restoration
Balance at beginning of year
81
335
Change in estimates
(1)
23
(130)
Transfer of restoration obligation to a third party
(2)
-
(142)
Unwinding of restoration obligation (note 5)
9
18
Balance at end of year
113
81
Total environmental rehabilitation provisions
753
627
(1)
The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows.
(2)
Transferred during 2013 to DRDGold Limited.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
163
Figures in million
2014
2013
SA Rands
24
PROVISION FOR PENSION AND POST-RETIREMENT
BENEFITS
Defined benefit plans
The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Limited Pension Fund
(286)
(425)
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
1,566
1,436
Transferred to other non-current assets (note19)
- AngloGold Ashanti Limited Pension Fund
286
425
1,566
1,436
AngloGold Ashanti Limited Pension Fund
The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2014 was completed at the beginning of 2015 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.
A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2011 was completed in May 2012. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2014 and is expected to be submitted to the Registrar of Pension Funds during 2015.
All South African pension funds are governed by the Pension Funds Act of 1956 as amended.
Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:
Benefit obligation
Balance at beginning of year
2,468
2,778
Current service cost
40
55
Interest cost
217
216
Participants’ contributions
9
11
Actuarial loss (gain)
200
(226)
Benefits paid
(177)
(366)
Balance at end of year
2,757
2,468
Plan assets
Balance at beginning of year
2,893
2,565
Interest income
255
200
Return on plan assets net of interest income
41
55
Actuarial (loss) gain
(11)
361
Company contributions
33
67
Participants’ contributions
9
11
Benefits paid
(177)
(366)
Fair value of plan assets at end of year
3,043
2,893
Funded status at end of year
286
425
Net amount recognised
286
425
Components of net periodic benefit cost
Current service cost
40
55
Interest cost
217
216
Interest income
(255)
(200)
Net periodic benefit cost
2
71

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
164
Figures in million
2014
2013
SA Rands
24
PROVISION FOR PENSION AND POST-RETIREMENT
BENEFITS
continued
AngloGold Ashanti Limited Pension Fund (continued)
Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows
(continued):
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
8.75%
9.00%
Rate of compensation increase
(1)
8.25%
8.25%
Expected long-term return on plan assets
(2)
10.46%
10.46%
Pension increase
6.25%
5.63%
Plan assets
AngloGold Ashanti Limited's pension plan asset allocations at the end of the year, by asset category, are as follows:
Equity securities
56%
62%
Debt securities
34%
34%
Other
10%
4%
100%
100%
(1)
The short-term compensation rate increase is 6.4% (2013: 6.4%) and the long-term compensation rate increase is 8.25%
(2013: 8.25%).
(2)
The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund’s assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund’s overall investment philosophy and strategy.
Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund’s Investment Sub-Committee at least every six months.
Number
of shares
Percentage
of total
assets
Fair
value
Number
of shares
Percentage
of total
assets
Fair
value
SA Rands million
2014
2013
Related parties
Investments held in related parties are
summarised as follows:
Equity securities
AngloGold Ashanti Limited
442,694
1.5%
45
360,776 1.5% 44
Other investments exceeding 5% of
total plan assets
Bonds
IFM Corporate Bond Unit Trust
410,886,085
13.7%
405
291,175,811 10.2% 294
Allan Gray Orbis Global Equity Fund
165,847
10.9%
338
224,509 14.5% 421
Contrarius Global Equity Fund
847,460
11.2%
347
1,151,413 15.2% 440
1,090
1,155
Cash flows
Contributions
The company expects to contribute R30m to its pension plan in 2015.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
165
Figures in million
2014
2013
SA Rands
24
PROVISION FOR PENSION AND POST-RETIREMENT
BENEFITS
continued
AngloGold Ashanti Limited Pension Fund (continued)
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2015
185
2016
200
2017
216
2018
234
2019
254
Thereafter
1,668
Sensitivity analysis
AngloGold Ashanti Limited Pension Fund would be affected by changes in the actuarial assumptions of the discount rate and inflation rate used in the calculation of the pension obligation as follows:
·
The increase of 100 basis points in the discount rate will result in a net asset of
R619m, while a decrease of 100 basis points in the discount rate will result in a net obligation of R134m.
·
The increase of 100 basis points in the inflation rate will result in a net obligation of
R121m, while a decrease of 100 basis points in the inflation rate will result in a net asset of R614m.

The sensitivities may not be representative of the actual change in the obligation, as it is unlikely that the changes would occur in isolation.
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependents.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2014.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year
1,436
1,544
Current service cost
3
7
Recognition of past service cost
-
(1)
Interest cost
112
116
Benefits paid
(108)
(119)
Actuarial loss (gain)
123
(111)
Balance at end of year
1,566
1,436
Unfunded status at end of year
(1,566)
(1,436)
Net amount recognised
(1,566)
(1,436)
Components of net periodic benefit cost
Current service cost
3
7
Interest cost
112
116
Recognition of past service cost
-
(1)
Net periodic benefit cost
115
122

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
166
Figures in million
2014
2013
SA Rands
24
PROVISION FOR PENSION AND POST-RETIREMENT
BENEFITS
continued
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
8.20%
8.76%
Expected increase in health care costs
7.50%
7.25%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
7.50%
7.25%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
7.50%
7.25%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
1% point
increase
1% point
increase
Effect on total service and interest cost
13
Effect on post-retirement benefit obligation
153
1% point
decrease
Effect on total service and interest cost
(11)
Effect on post-retirement benefit obligation
(132)
Figures in million
2014
SA Rands
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
continued
Cash flows
Contributions
The company expects to contribute R113m to the post-retirement medical plan in 2015.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2015
113
2016
117
2017
122
2018
126
2019
131
Thereafter
957
Defined contribution funds
Contributions to the various retirement schemes are fully expensed during the year in which they are made.

AngloGold Ashanti Limited's operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, TauTona
and Corporate) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to R393m
(2013: R374m).

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
167
Figures in million
2014
2013
SA Rands
25
DEFERRED TAXATION
Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets
4,035
4,415
Prepayments
21
22
Inventories
1
-
4,057
4,437
Assets
Provisions
784
711
Other
-
2
784
713
Net deferred taxation liability
3,273
3,724
The movement on the deferred tax balance is as follows:
Balance at beginning of year
3,724
3,858
Taxation on items included in income statement (note 7)
(390)
(357)
Taxation on items included in other comprehensive income
(63)
206
Taxation on cost of ESOP Share Trust establishment
2
17
Balance at end of year
3,273
3,724
26
TRADE AND OTHER PAYABLES
954
868
Trade payables
5,506
5,391
Accruals and other
6,460
6,259
(note 31)
Trade and other payables are non-interest bearing and are normally settled within 60 days.
27
TAXATION
Balance at beginning of year
12
208
Refunds during the year
3
129
Payments during the year
(173)
(123)
Taxation of items included in income statement (note 7)
275
(202)
Balance at end of year
117
12

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
168
Figures in million
2014
2013
SA Rands
28
CASH GENERATED FROM OPERATIONS
Profit (loss) before taxation
3,040
(14,554)
Adjusted for:
Amortisation of tangible assets (note 2)
2,439
2,272
Finance costs and unwinding of obligations (note 5)
205
221
Environmental, rehabilitation and other expenditure
(89)
(226)
Special items
32
3,140
Amortisation of intangible assets (notes 2 and 10)
241
165
Impairment of investments in subsidiaries (note 12)
-
15,056
Impairment of investment in associate (note 11)
334
-
Impairment of investment in joint venture (note 11)
11
7
Profit on disposal of subsidiary
(1,026)
-
Interest received (note 1)
(38)
(35)
Dividends received (note 1)
(512)
(592)
Foreign currency translation on intergroup loans
264
208
Other non-cash movements
(632)
(325)
Movements in working capital
230
(61)
4,499
5,276
Movements in working capital:
(Increase) decrease in inventories
(31)
230
Increase in trade and other receivables
(29)
(23)
Increase (decrease) in trade and other payables
290
(268)
230
(61)

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
169
Figures in million
2014
2013
SA Rands
29
RELATED PARTIES
Material related party transactions were as follows:
Sales and services rendered to related parties
Joint venture
119
185
Subsidiaries
1,140
1,436
Purchases and services acquired from related parties
Associates
77
64
Subsidiaries
461
408
Outstanding balances arising from sale of goods and services due by related parties
Joint ventures
46
34
Subsidiaries
3,464
2,991
Outstanding balances arising from purchases of goods and services and other loans owed to related parties
Subsidiaries
2,779
2,352
During the year, a loan to Cerro Vanguardia S.A. for R81m was impaired.
Amounts owed to/due by related parties above are unsecured and non-interest bearing.
Loan advanced to associate
Oro Group (Pty) Limited
14
13
The loan bears a market related interest rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at its discretion.
Rand Refinery (Pty) Limited
251
-
A shareholder’s loan of R492m was advanced to Rand Refinery (Pty) Ltd during
December 2014 and is repayable in December 2016. The loan accrues interest at JIBAR plus 3.5%. An amount of R241m was recognised as an impairment in 2014.
Loans advanced to the associate are included in the carrying value of investments in associates and joint venture (note11).
Other
Management fees, royalties, interest and net dividends from subsidiaries amounts to
R183m (2013: R4m). Dividends of R12m (2013: R42m) were received in cash.
The company has refining arrangements with various refineries around the world including
Rand Refinery (Pty) Limited (Rand Refinery) in which it holds a 42.4% (2013: 42.4%)
interest. Rand Refinery refines all of the group's South African gold production and some of the group's African (excluding South Africa) gold production. Rand Refinery charges
AngloGold Ashanti Limited a refining fee.
The company received a claim from its insurance subsidiary, AGRe Insurance Company
Limited of R41m (2013: R135m).
Details of guarantees to related parties are included in note 30.
Shareholders
The top 20 shareholders of the company are detailed on page 180.
Refer to page 178 for the list of principal subsidiaries and operating entities.
Directors and other key management personnel
Details relating to directors' and prescribed officers' emoluments and shareholdings in the company are disclosed in group note 35.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
170
Figures in million
2014
2013
SA Rands
30
CONTRACTUAL COMMITMENTS AND CONTINGENCIES
Operating leases
At 31 December 2014, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry:
- within one year
28
79
- between one and two years
5
51
- between two and five years
16
28
49
158

Operating lease charges included in profit before taxation amounts to R120m (2013: R153m).
Finance leases
The company has finance leases for buildings. The leases for buildings have terms of renewal but no purchase options and escalation clauses. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Figures in million
Minimum
payments
Present
value of
payments
Minimum
payments
Present
value of
payments
SA Rands
2014
2013
Within one year
37
14
34 10
After one year but not more than five years
186
113
173 88
More than five years
136
122
189 161
Total minimum lease payments
359
249
396 259
Amounts representing finance charges
(110)
-
(137) -
Present value of minimum lease payments
249
249
259 259
Figures in million
2014
2013
SA Rands
Capital commitments
Acquisition of tangible assets
Contracted for
238
453
Not contracted for
5,595
5,448
Authorised by the directors
5,833
5,901
Allocated to:
Project capital
- within one year
1,543
712
- thereafter
2,843
3,098
4,386
3,810
Stay-in-business capital
- within one year
1,447
2,091
1,447
2,091

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
171
Figures in million
2014
2013
SA Rands
30
CONTRACTUAL COMMITMENTS AND CONTINGENCIES
continued
Purchase obligations
Contracted for
- within one year
158
113
- thereafter
2
5
160
118

Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Contingencies
Figures in million
Guarantees
and
contingencies
(1)
Liabilities
included in the
statement of
financial position
Guarantees and
contingencies
(1)
Liabilities
included in the
statement of
financial position
SA Rands
2014
2013
Contingent liabilities
Groundwater pollution
(2)
-
-
- -
Deep groundwater pollution
(3)
-
-
- -
Occupational Diseases in Mines and Works
Act (ODMWA) litigation
(4)
2,225
-
- -
Contingent asset
Royalty - Tau Lekoa Gold Mine
(5)
-
-
- -
Guarantees
Financial guarantees
Syndicated revolving credit facility
(6)
11,566
807
10,447 537
A$ Syndicated revolving credit facilities
(7)
4,724
372
5,587 196
Rated bonds
(8)
20,241
2,101
18,282 2,323
$1.25bn bonds
(9)
14,458
1,229
13,059 1,450
Oro Group (Pty) Limited
(10)
100
-
100 -
Performance guarantee
Mine Waste Solutions
(11)
-
-
- -
53,314
4,509
47,475 4,506
(1)
Guarantees and contingencies of R53,314m (2013: R47,475m) includes liabilities of R4,509m (2013: R4,506m).

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
172
30
CONTRACTUAL COMMITMENTS AND CONTINGENCIES
continued
Contingent liabilities
(2)
Groundwater pollution – The Company has identified groundwater contamination plumes at its Vaal River and West Wits operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions.
The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural
Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(3)
Deep groundwater pollution - The Company has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in South Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(4)
Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the
Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993
does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational
Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended, and the statuses of the proceedings are set forth below. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.

On or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi ("the
Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages.
On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations)
Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the
Nkala Action"). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependents of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala
Action, as well as a request for an amendment to change the scope of the classes. The applicants now request certification of two classes (the "silicosis class” and the "tuberculosis class"). The silicosis class would consist of certain current and former mineworkers who have contracted silicosis, and the dependents of certain deceased mineworkers who have died of silicosis
(whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependents of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).

In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against
AngloGold Ashanti for amounts as yet unspecified. The parties in the class action met with the court and have tentatively agreed on a timetable for the court process wherein the application to certify the class action will be heard in October 2015.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately R77m. On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately R48m. On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately R1.157bn. On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately
R943m.

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
173
30
CONTRACTUAL COMMITMENTS AND CONTINGENCIES
continued
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should
AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.
Contingent asset
(5)
Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg
(subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 507,471oz (2013: 413,246oz) produced have been received to date.
Guarantees
(6)
The company, together with AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, has provided guarantees for all payments and other obligations of the borrowers and the other guarantors under the $1bn five-year syndicated revolving credit facility entered into during July 2014 which replaced its existing $1bn five-year syndicated revolving credit facility entered into during
July 2012.
(7)
The company, together with AngloGold Ashanti Holdings plc has provided guarantees for all payments and other obligations of
AngloGold Ashanti Australia Limited under the A$500m four-year syndicated revolving credit facility entered into during July 2014, replacing the A$600m revolving credit facility, which was due to mature in December 2015.
(8)
The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020, the issued $300m 6.5% rated bonds due 15 April 2040 and the
$750m 5.125% rated bonds issued during July 2012, due 1 August 2022.
(9)
The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1.25 billion 8.5 percent bonds, due 30 July 2020.
(10)
The company has provided sureties in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of R100m (2013: R100m). The suretyship agreements have a termination notice period of 90 days.
(11)
As part of the acquisition by the company of First Uranium (Pty) Limited during 2012, the owner of Mine Waste Solutions, the company agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine
Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. As at 31 December 2014, 243,065oz remain to be delivered against the guarantee over the life of the contract.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
174
31
FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the company

Risk management activities within the company are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the company's counterparties.

The financial risk management objectives of the company are defined as follows:
·
safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
·
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
·
ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
·
ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings.
The company is also exposed to certain by-product commodity price risk.
Net open hedge position as at 31 December 2014

The company had no outstanding commitments against future production.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
175
31
FINANCIAL RISK MANAGEMENT ACTIVITIES
continued
Interest rate and liquidity risk

Refer note 37 in the group financial statements. At each of the financial years ended 31 December 2014 and 2013, the company was in a net current liability position. The company will fund current liabilities from operating cash flows and borrowings.

The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities
Between
Between
After
Within one year
one and two years
two and five years
five years
Effective
Effective
Effective
Effective
rate
rate
rate
rate
Total
2014
Million
%
Million
%
Million
%
Million
%
Million
Financial guarantees
(1)
100
-
16,290
34,699
51,089
Borrowings
1,249
7.8
850
8.5
154
10.6
415
11.1
2,668
Trade and other payables
(note 26)
6,460
-
-
-
6,460
Intra-group balances (note 16)
2,779
-
(2)
-
-
-
2,779
2013
Financial guarantees
(1)
100 5,587 10,447 31,341 47,475
Borrowings 1,329 7.1 90 7.7 933 8.3 189 9.8 2,541
Trade and other payables
(note 26)
6,259 - - - 6,259
Intra-group balances (note 16) 2,352 -
(2)
- - - 2,352
(1)
For liabilities included in the statement of financial position, refer note 30.
(2)
Effective rate less than 0.1%
Credit risk
Refer note 37 in the group financial statements.
The combined maximum credit risk exposure of the company is as follows:
Figures in million
2014
2013
SA Rands
Other investments (note 13)
14
14
Trade and other receivables
95
183
Intra-group balances (note 16)
3,170
2,675
Cash restricted for use
10
10
Cash and cash equivalents (note 18)
599
405
Total financial assets
3,888
3,287
Financial guarantees (note 30)
51,089
47,475

The non-performance risk is insignificant.

The company has trade and other receivables that are past due totalling nil (2013: R28m), an impairment totalling
R81m (2013: impairment of R318m), and other investments that are impaired totalling nil (2013: R29m). Trade and other receivables arise mainly due to intergroup transactions. The principal receivables continue to be in a sound financial position. No other financial assets are past due but not impaired.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
176
31
FINANCIAL RISK MANAGEMENT ACTIVITIES
continued
Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the company's other investments and borrowings as at 31 December are as follows:

Type of instrument
Figures in million
Carrying
amount
Fair
value
Carrying
amount
Fair
value
SA Rands
2014
2013
Financial assets
Other investments (note 13)
29
28
25 24
Financial liabilities
Borrowings (note 22)
2,118
2,118
2,227 2,227

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade and other payables, intra-group balances and trade and other receivables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Investments
Listed equity investments classified as available-for-sale are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments has been calculated using market interest rates at hierarchy level 2. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.

Borrowings
The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value. The R750m bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. This is included in level 1 of the fair value hierarchy.

The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the company's financial assets and liabilities measured at fair value by level within the fair value as at 31 December.

Type of instrument
Figures in million
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
SA Rands
2014
2013
Assets measured at fair value
on a recurring basis
Available-for-sale financial assets
Equity securities
14
-
-
14
10 - - 10
Sensitivity analysis
Derivatives

Refer note 37 in the group financial statements.
Interest rate risk on other financial assets and liabilities (excluding derivatives)

Refer note 37 in the group financial statements.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
ANNUAL FINANCIAL STATEMENTS
2014
177
32 CAPITAL
MANAGEMENT

Capital is managed on a group basis only and not on a company basis. Refer to note 38 in the group financial statements.
33 SUBSEQUENT
EVENTS

AngloGold Ashanti currently considers joint venturing or selling its interest in Cripple Creek & Victor (CC&V) mine –
refer to group note 39.

ANNUAL FINANCIAL STATEMENTS
2014

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES
For the year ended 31 December 2014

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts.
Country of
incorporation
Shares held
Holding
Percentage held
2014
2013
2014
2013
Principal subsidiaries and controlled operating entities
(1)
AngloGold Ashanti Australia Limited
(2)
2
257,462,077
257,462,077 I
100
100
AngloGold Ashanti Holdings plc 6
5,219,748,514
5,105,738,016 D
100
100
AngloGold Ashanti USA Incorporated 11
237
237 D
100
100
*500
*500 D
AngloGold Ashanti Córrego do Sítio Mineração S.A. 3
4,167,084,999
4,167,084,999 I
100
100
AngloGold Ashanti (Ghana) Limited
(3)
4
132,419,584
132,419,584 I
100
100
AngloGold Ashanti (Iduapriem) Limited 4
66,270
66,270 I
100
100
AngloGold Namibia (Pty) Limited
(4)
9
-
10,000 D
-
100
Cerro Vanguardia S.A. 1
13,875,000
13,875,000 I
92.50
92.50
AngloGold Ashanti (Colorado) Corp
(5)
11
1,250
1,250 I
100
100
Geita Gold Mining Limited 10
123,382,772
123,382,772 I
100
100
Mineração Serra Grande S.A. 3
1,999,999
1,999,999 I
100
100
Societé AngloGold Ashanti de Guinée S.A. 5
3,486,134
3,486,134 I
85
85
Joint venture operating entities
Kibali (Jersey) Limited
(6)
7
2,310
2,214 I
50
50
Société des Mines de Morila S.A. 8
400
400 I
40
40
Société d'Exploitation des Mines d'Or de Sadiola S.A. 8
41,000
41,000 I
41
41
Société d'Exploitation des Mines d'Or de Yatela S.A. 8
400
400 I
40
40
* Indicates preference shares
D – Direct Holding
I – Indirect Holding
(1)
All the operations in South Africa, namely, Mine Waste Solutions, Great Noligwa, Kopanang, Moab Khotsong, Mponeng and TauTona are
all held by the parent company, AngloGold Ashanti Limited.
(2)
Operates the Sunrise Dam Gold Mine and the Tropicana joint venture in Australia.
(3)
Operates the Obuasi mine in Ghana.
(4)
The company was sold effective 30 June 2014.
(5)
Operates the Cripple Creek & Victor gold mine.
(6)
Owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.
1 Argentina
7 Jersey
2 Australia
8 Mali
3 Brazil
9 Namibia
4 Ghana
10 Tanzania
5 Republic of Guinea
11 United States of America
6 Isle of Man
SHAREHOLDERS AT 31 DECEMBER 2014
According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are in excess of 5% of the ordinary issued share capital of the company:
Shareholders directly or indirectly holding >5% of
AngloGold Ashanti’s capital
Ordinary shares held
31 December 2014
31 December 2013
Number
%
Number
%
The Bank of New York Mellon*
194,944,027
48.25
185,581,840
46.09
Public Investment Corp. of South Africa
31,854,515
7.88
30,166,288
7.49
First Eagle Investment Management LLC
31,746,875
7.86
33,159,762
33,159,762
8.24
Investec Asset Management Pty Ltd. (South Africa)
28,576,916
7.07
35,614,617
8.85
Paulson & Co., Inc.
26,205,400
6.49
31,424,135
7.80
Van Eck Global
24,759,780
6.13
21,842,177
5.42
* Shares held through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti’s ADS custodian.

ANNUAL FINANCIAL STATEMENTS
2014

SHAREHOLDER SPREAD AT 31 DECEMBER 2014
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
Class of shareholder
Number of
ordinary shares
% of total
shares in issue
Number of
shareholders
% of
shareholders
Ordinary shares
Non-public shareholders:
– Directors and Prescribed Officers
171,745
0.04
12
0.14
– Strategic holdings (Government of Ghana)
6,373,650
1.58
1
0.01
Public shareholders
397,464,965
98.38
8,470
99.85
Total
404,010,360
100.00
8,483
100.00
A redeemable preference shares
All redeemable preference shares are held by a wholly-owned subsidiary company
B redeemable preference shares

ANNUAL FINANCIAL STATEMENTS
2014

SHAREHOLDERS’ INFORMATION
at 31 December 2014
According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are in excess of 5% of the ordinary issued share capital of the company: This information is disclosed in
Shareholders at 31 December 2014, page 178.
TOP 20 SHAREHOLDERS
The 20 largest holders of the ordinary share capital of the company as at 31 December 2014 were:
Name of Shareholder
Name of shares
held
% of Ordinary
Shares
1. Public Investment Corp. of South Africa 31,854,515 7.88
2. First Eagle Investment Management LLC 31,746,875 7.86
3. Investec Asset Management Pty Ltd. (South Africa) 28,576,916 7.07
4. Paulson & Co., Inc. 26,205,400 6.49
5. Van Eck Global 24,759,780 6.13
6. Dimensional Fund Advisors, Inc. 13,465,261 3.33
7. The Vanguard Group, Inc. 11,611,514 2.87
8. BlackRock Fund Advisors 9,792,348 2.42
9. First State Investment Management (UK) Ltd 8,837,947 2.19
10. Deutsche Bank AG (Broker) 8,526,235 2.11
11. Government of Singapore Investment Corp. Pte Ltd (Invt Mgmt) 8,374,556 2.07
12. Franklin Advisors, Inc. 7,796,643 1.93
13. Alan Gray Unit Trust Management Ltd. 7,014,190 1.74
14. BlackRock Investment Management (UK) Ltd. 6,549,138 1.62
15. Oasis Asset Management Ltd 6,444,281 1.60
16. Government of Ghana 6,373,650 1.58
17. Fidelity Management & Research Co. 4,450,272 1.10
18. State Street Global Advisors 3,843,439 0.95
19. NWQ Investment Management Co. LLC 3,393,286 0.84
20.      Northern Trust Investments 3,340,083 0.83
The above list of shareholders does not necessarily reflect the beneficial shareholders.
ANALYSIS OF ORDINARY SHAREHOLDINGS AS AT 31 DECEMBER 2014
Number of
shareholders
% of total
shareholders
Number of shares
issued
% of shares
issued
1
–
100
2,643
31.16
128,050
0.03
101
–
500
3,301
38.91
775,637
0.19
501
–
1,000
808
9.52
620,023
0.15
1,001
–
5,000
920
10.85
2,052,010
0.51
5,001
–
10,000
236
2.78
1,688,628
0.42
10,001
–
100,000
368
4.34
12,403,980
3.07
Over 100,000
207
2.44
386,342,032
95.63
Total
8,483
100.00
404,010,360
100.00
SHAREHOLDER SPREAD AT 31 DECEMBER 2014
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, for the spread of shareholders refer to page 179.

ANNUAL FINANCIAL STATEMENTS
2014

STOCK EXCHANGE LISTINGS AT 31 DECEMBER 2014
The primary listing of the company’s ordinary shares is on the Johannesburg Stock Exchange (JSE). Its ordinary shares are also listed on stock exchange in Ghana, as well as being quoted in New York in the form of American Depositary Shares
(ADSs), in Australia, in the form of CHESS Depositary Interests
(1)
(CDIs) and in Ghana, in the form of Ghanaian Depositary
Shares (GhDSs).
It is to be noted that the company delisted it shares from the London Stock Exchange on 22 September 2014.
(1)
Clearing House Electronic Sub-register System.
STOCK EXCHANGE INFORMATION AT 31 DECEMBER
2014
2013
2012
2011
2010
JSE (Share code: ANG)
Rands per share:
Market price – high
209.52
265.00 365.00 391.82 366.31
– low
88.36
114.010
251.99
273.33 266.40
– year end
101.70
115.45 262.34 343.40 326.90
Shares traded – 000
280,288
421,884 338,986 3323,893 270,652
Ghana Stock Exchange (Share code: AGA)
Ghana Cedis per share:
Market price – high
37.00
37.00 37.00 34.00 34.00
– low
37.00
37.00 4.00 34.00 30.00
– year end
37.00
37.00 37.00 34.00 34.00
Shares traded – 000
100
103 600 17 9
New York Stock Exchange
(Share code: AU)
US dollars per ADS:
Market price – high
19.53
31.88 47.17 51.69 52.86
– low
7.45
11.14 29.51 38.97 34.11
– year end
8.70
11.72 31.37 42.45 49.23
ADSs traded – 000
749,358
799,353 476,505 496,614 504,186
Each ADS is equal to one ordinary share
Australian Securities Exchange
(Share code: AGG)
Australian dollars per CDI:
Market price – high
4.31
6.02 8.65 9.69 10.50
– low
1.88
2.49 5.63 7.00 7.65
– year end
2.10
2.63 5.91 8.05 9.84
CDIs traded – 000
793
9,322 3,774 1,848 6,023
Each CDI is equal to one-fifth of one ordinary share
Ghana Stock Exchange (Share code: ADS)
Ghana Cedis per GhDS:
Market price – high
0.52
0.52 0.53 0.60 0.60
– low
0.52
0.52 0.50 0.50 0.30
– year end
0.52
0.52
0.52
0.52 0.52 0.50 0.60
GhDSs traded – 000
357
218 320 172 921
Each GhDS is equal to one-hundredth of one ordinary share

ANNUAL FINANCIAL STATEMENTS
2014

SHAREHOLDERS’ DIARY
Financial year-end
31 December
Annual reports 2014
Published on or about
31 March 2015
Annual general meeting
11:00 SA time
6 May 2015
Quarterly reports
Released on:
– Quarter ending 31 March 2015
11 May 2015
– Quarter ending 30 June 2015
17 August 2015
– Quarter ending 30 September 2015
9 November 2015
– Quarter ending 31 December 2015
Released about:
Mid-February 2016
DIVIDENDS
No dividends were paid for the period 1 January 2014 to 31 December 2014. The last dividends were paid for the first quarter of 2013.
Dividend policy
Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the company changed the timing of dividend payments to quarterly rather than half-yearly. However, in 2014, the
Company has reverted to half-yearly dividend timetables. AngloGold Ashanti did not pay dividends since the first quarter of
2013, but it expects to resume to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act No. 71 of 2008 (as amended), the amount of reserves available for dividend, based on the going-concern assessment, any restrictions placed on AngloGold Ashanti by debt facilities, protection of existing credit rating and other factors.
Withholding tax
On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.
Annual General Meeting
Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 6 May 2015 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Voting rights
The Companies Act provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of the share incentive scheme do not carry rights to vote.
CHANGE OF DETAILS
Shareholders are reminded that the onus is on them to keep the company, through their nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

ANNUAL FINANCIAL STATEMENTS
2014

ANNUAL REPORTS
Should you wish to receive a printed copy of AngloGold Ashanti’s Annual Financial Statements 2014, please request same from the contact persons listed at the end of this report, or from the company’s website, or from
companysecretary@anglogoldashanti.com, or PO Box 62117, Marshalltown, Johannesburg, 2107.

ANNUAL FINANCIAL STATEMENTS
2014

GLOSSARY OF TERMS AND ABBREVIATIONS
Glossary of terms and Non-GAAP metrics
Adjusted headline earnings
(loss):
Headline earnings (loss) excluding unrealised non-hedge derivatives, fair value adjustments on the mandatory convertible bonds and the option component of the convertible bonds, adjustments to other commodity contracts and deferred tax thereon.
All-in sustaining costs:
During June 2013 the World Gold Council (WGC), an industry body, published a Guidance
Note on ‘all-in sustaining costs’ metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. ‘All-in sustaining costs’ is an extension of the existing
‘cash cost’ metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining $/oz is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
All-in costs:
All-in costs are all-in sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine.
Non-sustaining costs are those costs incurred at new operations and costs related to ‘major projects’ at existing operations where these projects will materially increase production.
All-in costs $/oz is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
By-products:
Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Capital expenditure:
Total capital expenditure on tangible and intangible assets which includes stay-in-business and project capital.
Adjusted EBITDA:
Operating profit (loss) before amortisation of tangible and intangible assets, retrenchment costs at the operations, impairment and derecognition of goodwill, tangible and intangible assets, impairment of investments, profit (loss) on disposal and derecognition of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, write-off of stockpile and heap leach inventories to net realisable value plus the share of associates’ EBITDA, less profit (loss) from discontinued operations.
The adjusted EBITDA calculation is based on the formula included in the Revolving Credit
Agreements for compliance with the debt covenant formula as specified in the Revolving
Credit Agreements.
Effective tax rate:
Current and deferred taxation as a percentage of profit before taxation.
Equity:
Total equity plus the mandatory convertible bonds. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Gain (loss) on non-hedge
derivatives and other
commodity contracts:
Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under IAS 39, nor designated as cash flow hedges and other commodity contracts.
Gold produced:
Refined gold in a saleable form derived from the mining process.
Net debt:
Borrowings (excluding the Turbine Square Two (Proprietary) Limited lease and the mandatory convertible bonds; adjusted for the unamortised portion of the convertible and rated bonds; and the fair value adjustment on the $1.25bn bond) less cash.

ANNUAL FINANCIAL STATEMENTS
2014

Net capital employed:
Total equity adjusted for other comprehensive income, actuarial gain (loss) and deferred taxation plus interest-bearing borrowings, less cash and cash equivalents and adjusted for capital expenditure incurred on assets not yet in production. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Net operating assets:
Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade, other payables and deferred income (excluding unearned premiums on normal sale extended contracts).
Operating cash flow:
Net cash inflow from operating activities less stay-in-business capital expenditure.
Productivity:
An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Project capital:
Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Region:
Defines the operational management divisions within AngloGold Ashanti Limited, namely
South Africa, Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali,
Namibia and Tanzania), Australasia (Australia and surrounding areas), and the Americas
(Argentina, Brazil and United States of America).
Rehabilitation:
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use.
Rehabilitation standards are defined by country-specific laws, including but not limited to the
South African Department of Mineral Resources, the US Bureau of Land Management, the
US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-
vegetation issues.
Return on equity:
Adjusted headline earnings before finance costs on the mandatory convertible bonds and hedge buy-back costs expressed as a percentage of average equity.
Stay-in-business capital:
Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Stripping ratio:
The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Sustaining capital:
Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.
Total cash costs:
Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes.
Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Weighted average number
of ordinary shares:
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

ANNUAL FINANCIAL STATEMENTS
2014

ABBREVIATIONS
$ or USD
United States dollars
A$ or AUD
Australian dollars
ADS
American Depositary Share
ADR
American Depositary Receipt
AIFR
All injury frequency rate
ARS
Argentinean peso
ASX
Australian Securities Exchange
Au
Contained gold
BBSY
Bank bill swap bid rate
BEE
Black Economic Empowerment
BRL
Brazilian real
bn
Billion
C$ or CAD
Canadian dollars
CDI
CHESS Depositary Interests
CHESS
Clearing House Electronic Settlement System
CREST
Central Securities Depositary in the UK and Isle of Man
DMTNP
Domestic medium-term notes programme
FIFR
Fatal injury frequency rate
GHC, cedi or ¢
Ghanaian cedi
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
IASB
International Accounting Standards Board
IFRS
International Financial Reporting Standards
JIBAR
Johannesburg Interbank Agreed Rate
JSE
JSE Limited
LIBOR
London Interbank Offer Rate
M or m
Metre or million, depending on the context
Moz
Million ounces
N$ or NAD
Namibian dollars
NYSE
New York Stock Exchange
oz
Ounces (troy)
R, ZAR or Rand
South African rands
SEC
United States Securities and Exchange Commission
STRATE
South Africa’s Central Securities Depositary
The Companies Act
The South African Companies Act, No. 71 of 2008, as amended
t
Tons (short) or tonnes (metric)
US/USA/United States
United States of America

ANNUAL FINANCIAL STATEMENTS
2014

ADMINISTRATIVE INFORMATION
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares)
AGA
GhSE: (GhDS) AAD
JSE Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
(Delisted from the LSE on 22 September 2014.
This information is provided for administrative
purposes only until September 2015)
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
England
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk
DIRECTORS
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-executive
SM Pityana
^
(Chairman)
Prof LW Nkuhlu
^
(Lead Independent Director)
A Garner
#
R Gasant
^
DL Hogdson
^
NP January-Bardill
^
MJ Kirkwood
*
M Richter
#
R J Ruston~
* British
^
South African
~ Australian
§
Indian
#
American
Officers
Executive Vice President – Legal,
Commercial and Governance and
Company Secretary:
ME Sanz Perez
Investor relations contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
SHARE REGISTRARS
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za
United Kingdom
Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851
Depository Interests
Computershare Investor Services PLC
The Pavillions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
+1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 31, 2015
By:
/s/ M E SANZ PEREZ________
Name:   M E Sanz Perez
Title:     Group General Counsel and Company
Secretary